1-15182

P.E. 2/4/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

Report on Form 6-K

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Fom 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3 2(b).

Not applicable.

Table of Contents

Annual Report for 2001

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

(Registrant)

Date: February 1, 2002

By: ______________________

(Signature)*

Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.

annual report 2001



DR. REDDY'S

Dr. Reddy's is an emerging global pharmaceutical company. Our basic research capabilities compare with the best in the world. We manufacture out of US FDA inspected manufacturing facilities in Hyderabad, India. Our operations span 65 countries, including US, Europe and Japan. We address the entire pharmaceutical value chain. Our business segments include research, generic formulations, branded formulations, bulk actives, custom chemical synthesis, critical care, biotechnology and diagnostics.



Helping people lead healthier lives

Contents

Chairman's Statement	02
Our New Identity	04
Gaining Momentum	06
Operations Review	
Research	10
Generic Formulations	12
Branded Formulations	14
Bulk Actives	16
Custom Chemical Synthesis	18
Critical Care	19
Biotechnology	20
Diagnostics	21
People Focus	23
Community Partnerships	25
Intangibles Accounting	27
Corporate Governance	32
Shareholders' Information	37
Board of Directors	45
Directors' Report	47
Operating and Financial Review	58
Auditor's Report	61
Balance Sheet	64
Profit & Loss Account	65
Schedules	66
Accounting Policies	76
Notes to the Accounts	78
Cash Flow Statement	85
Statement of Subsidiaries	89
Accounts of Subsidiary Companies	91
Independent Auditors' Report	177
US GAAP Financials	178
Notice of Annual General Meeting	207



Dear Stakeholders,

The true beginning of the new millennium, that is, 2001, has been truly significant for all of us at Dr. Reddy's. The Indian government honored me with the Padmasree, one of the country's most prestigious awards, and the first in 30 years for the Indian pharmaceutical industry. On April 11, 2001, our stock (symbol RDY) was listed on the New York Stock Exchange (NYSE). The ADS opened at US$ 10.04, representing one half of the Dr. Reddy's share. Just three months later, on July 20, 2001, the ADS was quoted at US$ 20.50, among the top 10 performers on the exchange for the year.

This impressive performance on the NYSE is a result of many factors. Among them: robust financial results in 2000-2001; the licensing of our insulin sensitizer molecule to Novartis; and the marketing exclusivity for fluoxetine granted to us in the US.

We are proud of our Company's performance this year; as always, we are conscious of the tasks ahead of us. We are focused on establishing ourselves in the fiercely competitive global pharmaceutical industry. We are sure the innovative spirit that pervades the entire organization will help us do just that.

Our achievements in drug discovery are testimony to our belief that there is little correlation between innovation and size. We have licensed three PPAR agonists (anti-diabetic drugs); in the US, Novartis will market two of these products. While DRF-2725 will be among the first to reach the market in its class, DRF-4158 will be a second-generation compound in its class. All this on a relatively modest budget but with a lot of determination. We also aim at taking our drugs through clinical development till the establishment of clinical proof of concept in humans (Phase II trials), before licensing them out. As part of this strategy we have appointed Simbec, a well-known Clinical Research Organization in the UK, to conduct clinical trials on DRF-4832, an HDL elevator drug.

Our branded formulations business has witnessed a healthy growth of 23% over last year. As much as 60% of this has come from the overseas markets. Besides large, emerging markets such as China, Brazil and Russia, we have focused on opening newer markets in the Asia Pacific region, Africa and Latin America. Combined with the introduction of high-value, specialty products to our portfolio, this strategy should help us grow aggressively in the years to come.

As you must be aware, the first 6 months of 2000-01 were tough for the Indian pharmaceuticals market. The erosion in market value was caused by 2 factors:

- A steep decline in anti-infectives, a major portion of the market, as a result of general improvement in hygiene, especially in urban and semi-urban India.
- Rampant substitution of unbranded generics in the ethical prescription segment.

However, certain segments such as cardiovascular, pain management and diabetes have enjoyed high, double-digit growth rates. We have a significant presence in these segments that has been built steadily over the years and will provide a solid foundation for the future. Our oncology division doubled its turnover from last year and now enjoys a leading position in the market. With a sharper focus on therapeutic segments, we are poised to reach a leadership position in the Indian market.

We have crossed a major milestone in our biotechnology division through the successful completion of clinical trials and the approval for our first biotech product, Grastim (hG-CSF), in India. With several more products under development, we aim to tap the lucrative biogenerics markets in developed countries.

Products worth nearly US$ 53 billion will go off-patent by 2008. This means that the generics formulations market will expand significantly. Again, we hope that our success in filing the first ANDA for fluoxetine capsules 40 mg is the harbinger of many more such wins.

The bulk actives market too holds a promise of large volumes and exciting growth. We believe that we have a strong base from which to address this market. Our long standing expertise, investment in cutting-edge facilities, and strong marketing initiatives should help us secure a larger share in the expanding business.

Finally, I would like to say the Company's heartening performance this year reflects in no small way the efforts and commitment of our people, the engine of all our successes. The Board and I are grateful to them for their dedication. We would also like to thank our business associates for their support and you, our stakeholders, for your confidence. We believe that the strategic initiatives carried out in 2000-01 will help us enhance value for all stakeholders in the future. We look forward to your support as we gain momentum towards our goals.

Dr. Anji Reddy
Chairman

Life . Resea

Our new corporate identity is a sunny abstraction of a person with outstretched arms, expressing joy, warmth, vitality and boundless possibilities in the search for a healthier life. The new form sums up our essential driving force in the words: Life . Research . Hope

rch

Hope

Gaining Momentum



Profiting from synergy

The year saw the formal merger of Dr. Reddy's Laboratories and Cheminor Drugs Limited, with retrospective effect from April 1, 2000. Part of the Dr. Reddy's Group since 1984, Cheminor has been a leader in the bulk actives and intermediates field. All its bulk actives plants have been inspected by the US Food and Drug Administration (FDA) and its finished dosage facility is a 100% EOU that caters to regulated markets.

The acquisition of American Remedies Limited (ARL) and its merger with your Company, too, was completed. ARL's strong portfolio improves the efficacy of co-prescribed drugs and is a valuable addition to our product basket.

These mergers provide us the critical mass necessary to address the global market. We are now a powerful organization that participates in every link of the pharmaceutical value chain. In the past year, we have focused on the management and financial restructuring coming from this consolidation. The transition has been smooth, an indication, we believe, of our ability to grow through change.



As an organization gains momentum on a fast growth track, making changes is vital. We've had our fair share of change this year – carefully planned, far reaching changes that we hope will speed us on our way to our goals.



Enhancing stakeholder value

Dr. Reddy's (RDY) began trading on the New York Stock Exchange (NYSE) on April 11, 2001, after completing a US$ 132.78 million American Depository Shares (ADS) offering. We are the first Asia-Pacific pharmaceutical company outside Japan to list on the NYSE.

The ADS opened at US$ 10.04. On July 20, 2001, just three months later, it stood at US$ 20.50, representing an increase of 100% in your share and placing it among the top 10 performers in the NYSE for the year. We hope that our emphasis on performance, excellence and good corporate governance will enable us to continue enhancing stakeholder value.



Insulin sensitizers may be the key to helping people who suffer from insulin resistance related disorders such as coronary artery disease, hypertension and obesity.

At Dr. Reddy's, we have developed a series of compounds that show a higher potency compared with existing insulin sensitizers. Two of these have been licensed to Novo Nordisk and are in clinical trials.

Generic Formulations



Focused on generic product development and manufacturing, our generic formulations business unit caters to highly regulated markets like the US and Europe.

We are aware that success in the global generics market is based on several factors. First and foremost is the ability to consistently meet exceedingly stringent, international quality requirements. Our 100% export oriented facilities have been inspected and approved by regulatory bodies like US FDA, UK MCA, MCC (South Africa), TGA (Australia) and TPP (Canada).

Equally important are the criticality of timing, assessment of new patent positions, management of pipeline value and submissions of Abbreviated New Drug Applications (ANDA) for drugs whose patents have expired.

We became the first Indian company to successfully challenge a patent and get 180-day marketing exclusivity in the highly regulated, US generics market for fluoxetine 40 mg capsules. The product was launched on August 3, 2001. This success reflects our strengths in research and regulatory and legal affairs.

"Among our products is a generic version of Prozac®, an anti-depressant used to combat stress.



Research



Dr. Reddy's Research Foundation (DRF) is the research arm of your Company. It focuses on early phase discovery and pre-clinical studies of newly synthesized compounds for the treatment of cancer, diabetes, dyslipidemia, inflammation and infections.

Backed by the infrastructure required for an internationally competitive effort, DRF has a robust product pipeline that includes nine New Chemical Entities (NCEs). Of these, two anti-diabetic molecules have been licensed to Novo Nordisk and are currently in Phase II clinical trials. We have also granted Novartis Pharma AG worldwide exclusive rights for the development and commercialization of our insulin sensitizer DRF 4158 in type 2 diabetes in return for up to US$ 55 million in upfront and milestone payments for specific clinical and regulatory endpoints, as well as royalties. As a first step towards taking our molecules through clinical development on our own, we will partner with Simbec Research Limited, a well-known Clinical Research Organization (CRO) based in the UK. Simbec will conduct clinical trials for DRF 4832, a PPAR agonist for treatment of cardiovascular complications.

We see drug discovery as a critical part of our long-term business strategy. To this end, we will work to both, leverage our strengths in organic synthesis and explore the therapeutic potential of natural resources. In November 1999, we set up a research subsidiary Reddy US Therapeutics in Atlanta, US, for discovering novel therapeutics that address unmet medical needs in diabetes, inflammation, lipid metabolism, oncology and cardiovascular disease. This is a bio-pharmaceutical company dedicated to molecular target development and testing.

Product Pipeline

					Clinical		
Exploratory	Early discovery	Late discovery	Pre-clinical		P1	P2	P3
	Anti-infective		DRF 3188 DRF NPPC DRF 4848	DRF 4158 DRF 4832 DRF 1644	DRF 1042	DRF 2593 DRF 2725	

Product Pipeline Highlights

DRF 2725 and DRF 2593 (anti-diabetic) – Phase II clinical trials
DRF 1042 (anti-cancer) – Phase I clinical trials
DRF 1644 (anti-cancer) – pre-clinical development completed
DRF 4832 (HDL elevator) – late pre-clinical development
DRF 4158 (anti-diabetic) – pre-clinical development completed


Insulin sensitizers may be the key to helping people who suffer from insulin resistance related disorders such as coronary artery disease, hypertension and obesity.
At Dr. Reddy's, we have developed a series of compounds that show a higher potency compared with existing insulin sensitizers. Two of these have been licensed to Novo Nordisk and are in clinical trials.

Generic Formulations



Focused on generic product development and manufacturing, our generic formulations business unit caters to highly regulated markets like the US and Europe.

We are aware that success in the global generics market is based on several factors. First and foremost is the ability to consistently meet exceedingly stringent, international quality requirements. Our 100% export oriented facilities have been inspected and approved by regulatory bodies like US FDA, UK MCA, MCC (South Africa), TGA (Australia) and TPP (Canada).

Equally important are the criticality of timing, assessment of new patent positions, management of pipeline value and submissions of Abbreviated New Drug Applications (ANDA) for drugs whose patents have expired.

We became the first Indian company to successfully challenge a patent and get 180-day marketing exclusivity in the highly regulated, US generics market for fluoxetine 40 mg capsules. The product was launched on August 3, 2001. This success reflects our strengths in research and regulatory and legal affairs.

Among our products is a generic version of Prozac®, an anti-depressant used to combat stress.





The competitive nature of these markets also requires an aggressive marketing strategy. We plan to enter into marketing agreements with leading pharmaceutical companies in various countries. We already have product specific marketing and distribution alliances with key players in the US, which include Leiner Health Products, Par Pharmaceuticals and Warrick (a division of Scherring Plough).

Finally, we believe that the dynamic generics market will reward nimble players who can innovate and evolve constantly. Our vertical integration capabilities will help us do that. We will also use our proven technological skills to develop novel drug delivery systems.

Approved ANDAs
Ranitidine tablets 75 mg (OTC)
Ranitidine capsules 150 mg, 300 mg
Famotidine tablets 20 mg, 40 mg
Oxaprozin tablets 600 mg
Fluoxetine capsules 40 mg
Famotidine tablets 10 mg (OTC)

ANDAs with tentative approvals
Ciprofloxacin tablets 100 mg, 250 mg, 500 mg, 750 mg
Omeprazole capsules 40 mg
Fluoxetine capsules 10 mg, 20 mg


Nise Kid, our nimesulide pediatric finished dosage, is used for pain management in children in several countries.

Branded Formulations



The area of branded finished dosages has been one of rapid growth for us. Many of our brands are household names in India and have also established themselves in emerging markets in Asia, Africa and the Latin Americas. With the addition of the American Remedies range, we now have a robust portfolio that spans a wide therapeutic spectrum.

We derive our strength from cutting-edge, integrated research and development facilities with scale-up capabilities for commercialization. These facilities are equipped to carry out formulation development, prepare bio-batches and finished dosages while meeting regulatory requirements across the world.

We are aware of the challenges involved in establishing brands in international markets and are developing strategies to address these. Comprehensive patient education initiatives will accompany our market penetration efforts. We plan to focus on therapeutic areas, particularly high-growth niches such as cardiovascular, gastrointestinal and gynaecology.

Bulk Actives

Bulk Sales and the Group


2000-01
44%
1999-00
50.8%
1998-99
57.2%
1997-98
54.2%
0
2000
4000
6000
8000
10000
12000

Bulk sales excludes captive sales

Group sales 2000-01: 10974

Figures in Rs million



Our expertise in bulk actives spans 15 years. We have developed over 150 molecules in the last 8 years across therapeutic categories from anti-bacterials to psychotropics.

We have 6 multi-ton facilities, all of which have been inspected by the US FDA. These facilities also have ISO 9000 certification. With over 500 reactors of different sizes offering 1.8 million liters of reaction volume, we have the flexibility to produce quantities that range from milligrams to metric tons.

Our expertise in organic synthesis and process development, stringent supply chain controls and world-class manufacturing facilities have enabled us to successfully meet customer needs across the globe – from highly regulated markets in the US and Europe to emerging markets.

We aim to be forerunners in the supply of generic alternatives, using novel and non-infringing routes to be the first-to-market. We also recognize the imperatives for growth in the bulk actives segment and have formulated a clear strategy to address these. This includes the development of a full portfolio of high-quality products and integrated marketing initiatives to expand market presence and build long-term partnerships with key players.



Custom Chemical Synthesis

Our custom chemical services (CCS) business unit caters to the process research, chemical development, chemical synthesis and contract manufacturing needs of pharmaceutical companies who wish to outsource their requirements.

This is a business that is driven by trust and partnerships. The CCS business unit provides a single point of interaction for our customers who wish to utilize our process expertise and manufacturing capabilities.

Today, we offer synthesis services across the entire product process, starting from gram quantities for innovator companies to multi-ton quantities for mature products. We aim to integrate internal capabilities to provide a seamless, one-window solution for the chemical outsourcing needs of innovator companies.



Critical Care

Launched in 1998, our critical care division has built a comprehensive therapy basket in a short span of time. A key focus area has been oncology, a fast growing niche segment where we have become the second largest player in the Indian market.

Our business strategy for this segment includes an emphasis on high-margin molecules, combined with integrated marketing and relationship building.



Mitotax, our paclitaxel injection concentrate, is used as first-line and subsequent therapy for the treatment of advanced carcinoma of the ovary.

Biotechnology


We have recently launched our first biotechnology product, developed from the molecular biology stage. Grastim (filgrastim) helps reduce the side-effects of chemotherapy.

Our biotechnology business covers therapeutics, vaccines and diagnostics. The focus areas are molecular biology, cell culture, fermentation, downstream processing and hybridoma technology.

Biotechnology offers tremendous opportunities. We have built up core competencies in the recombinant proteins technology platform. Initially, this platform will be used to develop capabilities in manufacturing recombinant proteins that are already marketed elsewhere in the world. Our capabilities would then be extended to basic research in biotechnology.

We have obtained approval from the Drug Controller General of India (DCGI) to market our first biotechnology product Grastim (generic name: filgrastim), the human Granulocyte Colony Stimulating Factor (hG-CSF). This makes us the first company in India to develop this molecule, all the way from the molecular biology stage to production.

We have identified biogenerics as a significant market area. As part of our thrust, we are setting up production facilities that meet US FDA specifications. This includes three class 10,000 bulk recombinant protein production suites and a new formulations facility.

We have a pipeline comprising several recombinant proteins in various phases of development for treating cancer, diabetes and cardiovascular diseases.

Diagnostics



From detection to differentiation, our high quality kits cover a wide spectrum of diagnostic areas.

Our diagnostics business unit markets a portfolio of over 50 products including ELISA kits covering hormones, infectious diseases, cancer, enzymatic and chemical kits, and pregnancy detection kits. It also markets a range of instruments including semi-auto analyzers for clinical chemistry and fully-automated ELISA readers. Our kits are manufactured at a world class facility that covers 85,000 square feet. The diagnostics business received ISO 9002 recognition in April 1999.

We have marketing tie-ups across the globe, including Canada, Spain, Japan and Switzerland. We believe that as customers increasingly demand differentiation instead of mere detection, laboratory facilities everywhere will need to be upgraded. An emphasis on product improvement, a robust distribution network and a trained, skilled workforce are the major components of our strategy for this business.



People Focus



We recognize that our talented, enthusiastic and committed people are the primary reason for our success. We are determined to nurture the spirit that drives us by building an environment that will attract, energize and retain the best talent.

Our open, organizational culture fosters innovation and rewards original thinking. With the expansion of our international operations, our people profile has been enriched by professional and cultural diversity.



As an organization, we believe in continuous learning. Our new, disaggregated management structure will empower people with greater autonomy and flexibility. We have initiated several talent management schemes to develop leadership qualities and build skills. Merit-based compensation plans have also been set up to reward superior performance.

We are clear that professional skills can best be enhanced when they are complemented by personal growth. Our learning center, Ankur, provides learning resources for self-development and potential unfolding through shared learning. It works with employees and their families to develop networks of talented people for creative work and long-term relationships.




Started in October, 1997, our
aims at eradicating child labor and has sent nearly 2,500
children back to school.

Community Partnerships

At Dr. Reddy's, we believe that people have an inherent capability for improvement and progress. All they need as a catalyst, is the appropriate environment. It is precisely the role of this catalyst that we seek to play.

Dr. Reddy's Foundation for Human & Social Development (DRFH&SD)

Through various initiatives at the individual, group and organization levels, the Foundation attempts to create sustainable social progress. What makes it unique is the fact that all programs are run as social enterprises. This involves the transfer of business strategies and skills to, and open-ended investments in, programs with promise. These programs are supported until they become self-sustaining.

One of DRFH&SD's landmark programs is the Child and Police Project (CAP), a community-based program that aims to rehabilitate working children with the support of the police department.

	1998	1999	2000	2001
Schools affiliated with CAP	11	33	88	40
No. of children removed from work	372	724	1510	2550
No. of residential bridge schools	1	1	1	2
No. of non-residential bridge schools	–	–	3	7

Table represents cumulative figures

The Foundation follows a 4-tier model:

Level 1

Develop new, sustainable models

– Street Kids Business School, a program that helps rag-pickers turn into entrepreneurs.

– Employment Opportunity Service Training, a market-oriented employment-training service

Level 2

Enable models to reach scale

– Child and Police Project (CAP), a program that aims at ending child labor by involving the police as mentors. CAP is supported by institutional funds such as UNICEF, Child Relief and You (CRY), the National Child Labour Programme (NCLP),and the Agha Khan Foundation (AKF), India.

Level 3

Support models of other agencies and help these achieve scale

– Institute of Rural Health Studies, an institution for primary health care that teaches semi-literate women to administer primary healthcare in their communities.

– SHARE, a society that extends credit to sections of society considered "unbankable" and helps them become independent.

– Guild of Service, that encourages women to commercialize their tailoring trade by introducing market-oriented programs.

Level 4

Support programs developed in collaboration with other business groups

The Power of 10



Dr. Anji Reddy suggested a unique model that the Foundation could follow to set targets for itself. Simple and highly effective, his method, the "Power of 10", says that targets should just be multiplied by 10 every year.

For instance, our CAP program started with 300 students and now has 3000.

Our livelihood advancement programme school started with 125 children and now we have over 1500.

Social Action Group (SAG)
SAG comprises people who are determined to make a difference to the life of the less privileged. Established in Chennai, SAG commenced operations in Hyderabad in February 2001. A number of people from Dr. Reddy's are actively involved with this group. In the short time since its inception, SAG has already made a difference. Among its projects is the supply of necessary food to several homes for mentally challenged and HIV positive children. We are proud to support such a worthy cause. SAG operates from our learning center, Ankur.

Spreading the spirit
At Dr. Reddy's, we seek to foster an environment where social consciousness pervades all our operations. Our offices at different locations contribute to the welfare of the community around them in whichever way they can.

Our projects this year include:

- The supply of drinking water to Peddadevulapalli and Narlakantigudem villages in Andhra Pradesh, India.
- A rural education scheme, where we have sponsored the education of several students and lent our support for teacher expenses and school activities. In Bollaram village, Andhra Pradesh, we have funded the construction of a new roof for the school.
- We have also attempted to green our surroundings by planting hundreds of trees as part of a Clean and Green program.

Economic Value Added

(This value has been calculated after considering consolidated figures of erstwhile American Remedies Ltd. and Cheminor Drugs Ltd.)

(Rs million)

Particulars	**2001**	**2000**	**1999**
Operating Profit Before Interest & Tax (OPBIT)	2,158.30	1,235.47	1,187.60
Net Profit	1,444.70	756.44	744.06
Shareholders' funds	5,532.60	4,768.13	4,204.90
Debt component	3,754.30	3,962.96	3,020.94
Total Capital employed	9,286.90	8,731.09	7,225.85
Cost of Debt	8.59%	10.38%	11.91%
Cost of Equity & Retained Earnings	16.10%	16.10%	16.10%
Weighted Average Cost of Capital	13.06%	13.51%	14.35%
Average Cost of Capital (ACC)	1,213.27	1,179.14	1,036.79
Economic Value Added (EVA) = OPBIT – ACC	945.03	56.33	150.81

Economic Value Added Rs million


2001
945.03
2000
56.33
1999
150.81
0
200
400
600
800
1000

Calculated Intangible Value

(This value has been calculated after considering consolidated figures of erstwhile American Remedies Ltd. and Cheminor Drugs Ltd.)

Balance sheets and profitability ratios were conceived during an era when most assets were tangible and measuring them was merely for accounting purposes. But today's companies, especially those in highly research-driven industries, recognize that knowledge, creativity, innovation, and ideas are intangible assets that could make or break them, and they will need to leverage these assets to improve profitability. This is a hallmark of Calculated Intangible Value.

The Calculated Intangible Value (CIV) has become more relevant than ever, in the light of the merger of Dr. Reddy's Laboratories Ltd., Cheminor Drugs Ltd. and American Remedies Ltd.

The CIV has been calculated using the method developed by NCI Research, Evanston, Illinois, USA.

(Rs million)

Particulars	**2001**	**2000**	**1999**
Average Profit Before Tax (for 3 years)	1,133.66	743.14	627.02
Average tangible assets (for 3 years)	9,296.35	8,571.52	7,700.25
Return on Assets (ROA)	12.19%	8.67%	8.14%
Average ROA of the Industry	10.00%	10.00%	10.00%
Average Tangible Assets * ROA of the Industry	929.63	857.15	770.02
Excess Return: PBT – (Avg tangible assets * Industry ROA)	204.02	(114.02)	(143.01)
Average Income tax	17.70%	9.51%	10.82%
Post tax Return = Premium attributable to Intangible Assets	167.90	(103.18)	(127.53)
Cost of Capital	13.06%	13.51%	14.35%
Net Present Value of premium	**1,285.20**	**(763.99)**	**(888.82)**

Ref : Intellectual Capital by Thomas Stewart

Brand Value of the "Dr. Reddy's" Brand

(This value has been calculated after considering consolidated figures of erstwhile American Remedies and Cheminor Drugs Ltd.)

The dictum in any knowledge-driven industry is *Certum ex Uncertis*, that is, "Certainty out of Uncertainty".

In the free market economy, we operate, building tangible assets that will serve as competitive advantages in the transient period. The only durable competitive advantage in this scenario would be to build strong brand equity and add value and strength to our delivery system.

For the fifth consecutive year, Dr. Reddy's has attemped to put a rupee figure to its efforts to build a strong brand.

(Rs million)

Particulars	**2001**	**2000**	**1999**
Profit before Interest and tax (excluding non-recurring income)	2,158.30	1,235.47	1,187.60
Non Brand Income	107.92	61.77	59.38
Adjusted Profit	2,050.39	1,173.70	1,128.22
Inflation compound factor	1.000	1.066	1.136
Present value of Profits for the Brand	2,050.39	1,251.16	1,282.06
Weightage factor	3.00	2.00	1.00
Weighted Profits	6,151.16	2,502.32	1,282.06
Three-year aggregate Weighted Profits	1,655.92		
Remuneration of capital – 13% of average capital employed	1,099.31		
Brand-related Profits	556.61		
Tax @ 18%	98.84		
Brand earnings	458.06		
Multiple applied	20.00		
"Dr. Reddy's" Brand Value	**9,161.29**	**2,854.33**	

The Interbrand's Earnings Multiple Approach has been used to evaluate the "Dr. Reddy's" brand.
An inflation factor of 6.6% has been assumed.
The brand strength is a composite of seven internal attributes.

Market Value Added

(This value has been calculated after considering consolidated figures of erstwhile American Remedies and Cheminor Drugs Ltd.)

"Market Value Added" is a supplementary technique used to evaluate a company's performance in stakeholder value creation. Market Value Added (MVA) is the excess of the market value of the company over the value of investors' capital. In contrast to the economic profit, which is the value added by the company over a given period, the MVA is a measure of the investor's perception of value added.

MVA : Current Market Value of Debt & Equity – Economic Book Value

Economic Book Value : Share Capital + Reserves + Debt

(Rs million)

Particulars	**2001**	**2000**	**1999**
Current market value of debt	3,754.30	3,962.96	3,020.94
No. of outstanding shares (in millions)	31.65	31.65	31.65
Share price (in Rs)			
Average High for 2000-2001	1,493.75	1,500.00	615.75
Average Low for 2000-2001	1,159.75	939.00	396.00
Average share price for 2000-2001	1,326.75	1,213.00	505.88
Current market value of equity	41,991.64	38,391.45	16,010.94
Current market value of Debt + Equity	45,745.94	42,354.41	19,031.89
Debt	3,754.30	3,962.96	3,020.94
Equity + Reserves	5,532.60	4,768.13	4,204.90
Economic Book Value = Debt + Equity + Reserves	9,286.90	8,731.09	7,225.85
Market Value Added	**36,459.04**	**33,623.32**	**11,806.04**



Market Value Added
Rs million
2001
36,459.04
2000
33,623.32
1999
11,806.04
0
5000
10000
15000
20000
25000
30000
35000
40000

Total Shareholders' Return

(This value has been calculated after considering consolidated figures of erstwhile American Remedies and Cheminor Drugs Ltd.)

"Total Shareholder's Return" (TSR) represents the change in capital value of a company over a period of one year, plus dividends, expressed as a % of gain or loss of the beginning capital value.

(Rs million)

Particulars	**2001**	**2000**	**1999**
Closing capital value	5,532.60	4,768.13	4,204.90
Beginning capital value	4,768.13	4,204.90	3,615.71
	764.47	563.23	589.19
Dividend	126.40	122.18	122.19
Incremental Gain/(Loss)	**890.87**	**685.41**	**711.38**
Total Shareholders' Return	18.68%	16.30%	19.67%

To bring in more accuracy into measuring the Total Shareholders' Return, the debt component has been eliminated from the capital value.

Total Shareholders' Return %



2001
18.68
2000
16.30
1999
19.67
0
5
10
15
20

Corporate Governance

"Strong corporate governance is indispensable to resilient and vibrant capital markets and is an important instrument of investor protection. It is the blood that fills the veins of transparent corporate disclosure and high-quality accounting practices. It is the muscle that moves a viable and accessible financial reporting structure. Without financial reporting premised on sound, honest numbers, capital markets will collapse upon themselves."

– Kumaramangalam Birla, Committee Report on Corporate Governance

Dr. Reddy's believes in an efficient and sustainable growth through fairness, transparency, accountability and responsibility towards its stakeholders. We are totally committed to providing a sound and efficient corporate governance system since it is our strong belief that such a system guarantees and promotes long-term stability and value for stakeholders.

We also strongly believe that morals, values, parameters of conduct and behavior of the Company and its Management are absolutely essential to achieve "Excellence in everything we think, say and do".

When setting up such a system of corporate governance and taking it ahead, compliance to the prescribed Reports and Codes on Corporate Governance is always emphasized. However, the true focus is on exceeding mere legal compliances and evolving best practices keeping in mind the interests of all the stakeholders of Dr. Reddy's.

Vision, Mission and Core Values of Dr. Reddy's

- Our Core Purpose
  "To help people lead healthier lives."
- Our Mission
  "To be the first Indian pharmaceutical company that successfully takes its products from discovery to commercial launch globally."
- Our Core Values
  "We strive for excellence in everything we think, say and do."
  The values that guide our thoughts and actions are:
  - Quality
  - Innovation & Continuous Learning
  - Truth & Integrity
  - Respect for the Individual
  - Harmony & Social Responsibility

Corporate Governance System at Dr. Reddy's

Dr. Reddy's has a three-tier corporate governance structure with the following levels:

A) **Company Board:** The Company Board exercises strategic supervision and discharges its fiduciary responsibilities towards the Company stakeholders.

B) **Committees of the Board:** The Committees appointed by the Board focus on specific areas like Audit and make recommendations to the Board.

C) **Management Council:** The Management Council acts as a strategic thought partner to the senior management teams and manages cross-SBU processes. The Council is accountable to the Board.

A. The Company Board

1) Board Composition

The Board of Directors of Dr. Reddy's currently consists of nine Directors. Six Directors are Non-executive, Independent Directors while the other three are Executive Promoter Directors. Dr. K Anji Reddy, who is one of the Promoters of the Company, is the Executive Chairman of the Company. The Board consists of the following members:

Whole Time Directors

- Dr. K Anji Reddy
- G V Prasad
- Satish Reddy

Independent & Non Whole Time Directors

Dr. Omkar Goswami

Ravi Bhoothalingam

P N Devarajan

Dr. V Mohan

Dr. P Satyanarayana Rao

Dr. A Venkateswarlu

All the Directors serving on the Board are specialists in their respective fields. For a look at the profile of each Director, please refer to the annexure titled **Director Profiles** at the end of this Report.

Particulars of Directors	No. of Directors in the Board	Composition percent in the Board
Executive (Promoters)	3	33.33
Non-executive, Independent	6	66.67
Total	**9**	**100.00**

2) Attendance of Each Director at the previous Board Meetings

Director	No. of Meetings Held	No. of Meetings attended	Whether attended last AGM
Dr. K Anji Reddy	8	8	Yes
G V Prasad	8	8	Yes
Satish Reddy	8	8	Yes
Dr. P Satyanarayana Rao	8	7	Yes
Dr. Omkar Goswami**	8	3	NA
Ravi Bhoothalingam**	8	4	NA
P N Devarajan**	8	4	NA
Dr. V Mohan	8	1*	No
M P Chary	8	–	No
Dr. P V Venugopal	8	3	NA
A Subba Reddy	8	3	Yes
Kamlesh Gandhi	8	2	No
Dr. Sushil K Shah	8	2	NA
Dr. N Bhanu Prasad	8	2	No
Dr. P Siva Reddy	8	3	No
Dr. A Venkateswarlu***	8	3	NA

* Dr. V Mohan had discussions with the Chairman and Managing Director on various issues prior to the Board Meetings and had sought leave of absence from the meetings as he was abroad attending meetings on diabetic related issues.

** Appointed on October 30, 2000. 4 Board meetings were held subsequent to their appointments.

*** Appointed on January 30, 2001. 3 Board meetings were held subsequent to his appointment.

3) Key Responsibilities of the Board

The responsibilities of the Board of Directors have been broadly grouped into two parts :

1) Fiduciary Responsibility towards Stakeholders and

2) Supervision over Management.

These have been further classified into the following seven key responsibilities :

- Strategic Planning Process
- Supervision of Management
- Management of Risks faced by the Company
- Discharging the Fiduciary Responsibility to Stakeholders
- Effective Communication of Financial and Non-financial Information
- Ensuring the integrity of Financial Reporting Process
- Discharging selflessly the Social Responsibilities as a good Corporate Citizen

B) Committees of the Board

The Company Board has currently constituted five committees on behalf of the Board – the Audit Committee, the Remuneration Committee, the Management Committee, the Investment Committee and the Shareholder's Grievance Committee.
The details of the composition of these committees and their functioning are as follows :

1. Audit Committee

i) Composition of the Audit Committee & Frequency of its Meeting :

An Audit Committee was formally constituted in April 2000. The present committee consists of the following five Non-executive, Independent Directors :

- Dr. Omkar Goswami (Chairman)
- Dr. P Satyanarayana Rao
- Ravi Bhoothalingam
- P N Devarajan
- Dr. A Venkateswarlu

The Audit Committee meets at least once in every quarter before the Board Meeting. The CFO and the Internal Audit Chief are permanent nominees to the Audit Committee. The Company Secretary is the secretary to the Committee.

ii) Roles and Powers of the Audit Committee :

Role of the Audit Committee

- To effectively supervise the financial reporting process
- To review the quarterly results before placing them before the Board
- To recommend the appointment and removal of external auditors and their fees
- To ensure compliance with accounting standards
- To ensure compliance with listing requirements concerning financial statements
- To review any related-party transactions
- To review the adequacy of internal controls in the Company
- To review the performance of the Internal Audit Department
- To hold discussions with statutory auditors on nature and scope of audit
- To review the financial and risk management policies of the Company

Powers of the Audit Committee

- To investigate any activity within its terms of reference
- To seek information from any employee
- To obtain external legal or other professional advice
- To secure attendance of outsiders with relevant expertise, if it considers necessary

iii) Internal Control System :

The company has a separate Internal Audit Department that carries out internal audits of the other departments. The Internal Audit Head reports to the CEO of the Company. The findings of the internal audits are placed before the Audit Committee. These internal audits focus on the following aspects :

Financial reports/statements, adequacy of internal controls, financial and risk management policies, statutory compliances, adequacy of internal audit function, its reports and follow up thereon.

2) Remuneration Committee

The Remuneration Committee was constituted in January 2001 and consists of the following four Non-executive, Independent Directors:

- P N Devarajan (Chairman)
- Ravi Bhoothalingam
- Dr. Omkar Goswami
- Dr. A Venkateswarlu

The Remuneration Committee meets once every six months. The Committee decides the compensation packages for the Directors.
The HR Head is the secretary to the Committee.
(For complete details of the Remuneration packages of the present Directors, please refer to Notes to Account in the financials.)

3) Shareholders' Grievance Committee

The Shareholders' Grievance Committee consists of the following members :

- Dr. P Satyanarayana Rao (Chairman)
- G V Prasad
- Satish Reddy

The Company Secretary is the secretary to the Committee.

The Committee reviews the dissemination of information to the shareholders, redresses their complaints and selects suggestions given by shareholders for recommending to the Board.
For complete details of the shareholder activities and related information, please refer to the annexure titled **Shareholders' Information** at the end of this Report.

4) Management Committee

The Management Committee consists of the following members :

- Dr. K Anji Reddy, Chairman
- G V Prasad
- Satish Reddy

The Company Secretary is the secretary to the Committee.
The Committee meets once every month or more frequently if required. The Management Committee reviews the SBU operations and the capital budgets and gives necessary directions to the senior management team based on the Board strategy.

5) Investment Committee

The Investment Committee was recently constituted in May 2001. It consists of the following members :

- G V Prasad (Chairman)
- Satish Reddy
- Dr. A Venkateswarlu

The Company Secretary is the secretary to the Committee.

The Investment Committee will meet as per the needs. The agenda of this Committee includes reviewing the Company's investment proposals and ongoing projects.

C) Management Council

The Management Council was formed in May 2001. The Management Council is a forum for setting strategy direction, making key decisions, and managing the performance of the SBU. It is accountable to the Board for its actions. The Council currently meets once every quarter.

The Council comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, SBU Heads, HR Head and the Head of Business Development.

The charter of the Management Council includes, among other things :

- The review of the overall vision and targets of the Company
- Deciding the overall business portfolio strategy
- Deciding corporate policies
- Signing off annual plans, budgets and investments
- Designing and implementing a risk management framework/model
- Developing a strong performance ethic; reviewing and evaluating performance
- Structuring major alliances, partnerships and acquisitions
- Acting as thought partner/critical evaluator for radical new businesses, etc.

Social Responsibilities

Dr. Reddy's believes in going beyond mere legal compliances in maintaining its image of a company with sound corporate governance practices. As a part of that responsibility, the Company has undertaken several social welfare programs. The complete details of these programs are available in the separate section on social responsibility elsewhere in the Annual Report.

Shareholders' Information

Corporate Office
Dr. Reddy's Laboratories Ltd
7-1-27, Ameerpet
Hyderabad 500 016, India
Telephone : +91-(0)40-3731946
Fax : +91-(0)40-3731955
E-mail : corpcom@drreddys.com
Website : http://www.drreddys.com

Chief Compliance Officer
V S Vasudevan
Chief Financial Officer
Dr. Reddy's Laboratories Ltd
7-1-27, Ameerpet
Hyderabad 500 016, India
Telephone : +91-(0)40-3731946
Fax : +91-(0)40-3731955
E-mail : vasudevan@drreddys.com

Compliance Officer
Santosh Kumar Nair
Company Secretary
Dr. Reddy's Laboratories Ltd
7-1-27, Ameerpet
Hyderabad 500 016, India
Telephone : +91-(0)40-3731946
Fax : +91-(0)40-3731955
E-mail : santoshkumar@drreddys.com

Investor Services
Investor Cell
Dr. Reddy's Laboratories Ltd
7-1-27, Ameerpet
Hyderabad 500 016
Andhra Pradesh, India
Telephone : +91-(0)40-3731946
Fax : +91-(0)40-3731955
E-mail : shares@drreddys.com

Investor Helpdesk
Girish Tekchandani, girisht@drreddys.com
D S Subba Rao, subbaraods@drreddys.com
K Koteshwar Rao, koteshwararao@drreddys.com
S Srinivasan, ssrinivasan@drreddys.com
T T Raju, ttraju@drreddys.com

Proposed Annual General Meeting
Venue: Jewel Garden, 208 Sikh Road, Secunderabad.
Date : September 24, 2001
Time : 11.30 a.m IST

Book Closure Period
July 3, 2001 to July 6, 2001 (both days inclusive)

Dividend
Rs 4.00 per share (Forty percent)

Exchanges Listed At
- Hyderabad
- Mumbai
- Kolkata
- Chennai
- Ahmedabad
- New York Stock Exchange (ADR Listed)

Shares are also traded at National Stock Exchange (NSE) and in other stock exchanges as permitted securities. The security codes at various stock exchanges are:

Bombay Stock Exchange	: 500124
National Stock Exchange	: DRREDDY
New York Stock Exchange	: RDY
Reuters	: REDY.BO
Bloomberg	: DRRD@IN

International Securities Identification Number (ISIN)
INE089A01015

Registrar for Indian Depository Shares
Big Share Services Pvt. Ltd.
E-2, Ansa Industrial Estate
Saki-Vihar Road
Sakinaka, Andheri (East)
Mumbai 400 072
Maharastra, India.
Telephone : +91-(0)22-8523474/8560652
Fax : +91-(0)22-8525207

Contact – P A Varghese (bigshare@bom7.vsnl.net.in)
N V K Mohan (bigshare@bom7.vsnl.net.in)

Depository for ADS

Morgan Guaranty Trust Company
JP Morgan
60 Wall Street
New York NY 10260-0060
Telephone : +001-212-6483403
Fax : +001-212-6485576
Contact : Joseph E Connor (connor_joe@jpmorgan.com)
Antonio Pedro Rafael (rafael_pedro@jpmorgan.com)

Shares Related Data

Market Price as on March 31, 2001 : Rs 1,247.25
Highest Market price during 2000-2001 : Rs 1,709.00
Lowest Market price during 2000-2001 : Rs 1,011.00

A Glance at the Market Capitalization

Period ended on	Market Capitalization (Rs crore)
March 31, 1997	497.22
March 31, 1998	1,081.34
March 31, 1999	2,360.01
March 31, 2000	4,268.68
March 31, 2001	3,939.91
August 3, 2001	6,998.85

Equity History of the Company

Date of Issue	Type of issue	Shares Allotted
February 24, 1984	Issue to promoters	200
November 22, 1984	Issue to promoters	243,300
June 14, 1986	Issue to promoters	6,500
August 9, 1986	Issue to public	1,116,250
August 9, 1989	Rights Issue	819,750
December 16, 1991	Bonus Issue	1,092,950
January 17, 1993	Bonus Issue	3,278,850
May 10, 1994	Bonus Issue	13,115,400
May 10, 1994	Issue to promoters	2,250,000
July 26, 1994	GDR underlying Equity Shares	4,301,076
September 29, 1995	SEFL shareholders on merger	263,062
January 30, 2001	CDL shareholders on merger	5,142,942
April 11, 2001 & April 24, 2001	ADR underlying Equity Shares	6,612,500

Dividend History

Year ended	Interim %	Final %	Total %
March 31, 1997	–	30	30
March 31, 1998	–	30	30
March 31, 1999	–	30	30
March 31, 2000	25	5	30
March 31, 2001	–	40	40



Shareholding Pattern as on July 31, 2001

Promoters (26%)
FIIs (20%)
ADRs (22%)
Financial Institutions & Banks (7%)
NRIs (5%)
Mutual Funds (3%)
Indian Public (17%)

Compliance

The Company has complied with all the requirements of the Listing Agreement held with all the listed Stock Exchanges, regulations and guidelines of the Securities and Exchange Board of India (SEBI) and the Company Law related matters. Consequently, no penalties were imposed or strictures passed against your Company by SEBI, Stock Exchanges or any statutory authorities.

Simultaneous Dematerialization of Shares sent for Transfer

The Company provides facility of simultaneous transfer and dematerialization of equity shares. Upon receipt of the share certificate for transfer or splitting and upon completion of the process thereof, the investor is intimated about the option for dematerialization of shares. The investor may send his/her demat request within a period of 15 days from the date of option letter failing which the share certificate is dispatched to the investor. Investors who wish to exercise the option to demat their shares are required to submit the dematerialization request form (DRF) duly filled in along with the original option letter to the depository participant (DP).

Share Transfer System

Share Transfer work is being done in-house by the Company's shares department. A well-planned process cycle at 15 days interval ensures dispatch of transferred share certificates within 15 days of their lodgement. In compliance with the Listing Guidelines, every six months, a practicing Company Secretary audits the system and a certificate to that effect is issued. The Company's scrip forms part of SEBI's Compulsory Demat Segment and Rolling Settlement.

Dematerialization of Shares

The Company's scrip forms part of the Compulsory Demat Segment for all investors effective February 15, 1999. To facilitate the investors to have an easy access to the demat system, the Company has joined with both the Depositories viz., National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). We have established connectivity to both the Depositories through our Registrars, Big Share Services Pvt. Ltd., Mumbai. As on date, 61.35% of our paid up share capital has been dematerialized.

Dematerialization of shares is done through Big Share Services Pvt. Ltd., Mumbai, our depository registrar, and on an average, we complete the demat process within 10 days from the date of receipt of a valid demat request along with the documents.

Shareholders who are holding the shares in demat form are advised to contact their respective Depository Participants where they have been maintaining the demat account on the followings occasions :

1) Change of address 2) Change of mandate 3) Demat enquiries

Information on Mergers/Acquisitions

During the year the following companies were merged with our company.

Name of the Company	Effective Date	Ratio
Cheminor Drugs Limited	April 1, 2000	9 : 25
American Remedies Limited	April 1, 1999	1 : 12

Financial Calendar

Board Meeting for consideration of Accounts for the year ended March 31, 2001 and recommendation of dividend.	May 30, 2001.
Posting of Annual Reports	On or before August 30, 2001.
Book Closure Dates	July 3, 2001 to July 6, 2001 (both days inclusive).
Last date for receipt of Proxy Forms	September 22, 2001 before 11.30 A.M.
Date, Time & Venue of the 17th Annual General Meeting.	September 24, 2001 at 11.30 A.M. Jewel Garden, 208, Sikh Road Secunderabad.
Dividend payment date	October 1, 2001

Analysis of Shareholders' Letter received during the Previous Year

Sr. No.	Nature of Letters	Received	Replied
1.	Change of Address	303	303
2.	Revalidation of Dividend Warrant	16	16
3.	Non-receipt of Dividend Warrant	5	5
4.	Exchange of Shares	104	104
5.	Stop transfer	2	2
6.	Power of Attorney registration	14	14
7.	Change of mandate	4	4
8.	Correction of name	1	1
9.	Demat confirmation	3	3
10.	Issue of duplicate shares	10	10
11.	Transmission of shares	33	33
12.	General inquiry	738	738

Dates & Venue of previous three Annual General Meetings

September 29, 2000 at Jewel Garden, 208, Sikh Road, Secunderbad

September 24, 1999 at Hotel Viceroy, Tank Bund Road, Hyderabad

September 25, 1998 at Sri Sathya Sai Nigamagamam, Srinagar Colony, Hyderabad

Brief Profile of the Company Directors



Dr. K Anji Reddy is the founder and Chairman of Dr. Reddy's Laboratories Ltd. Dr. K Anji Reddy is also the founder of the Dr. Reddy's Group, Dr. Reddy's Research Foundation and Dr. Reddy's Foundation for Human and Social Development. He is the Chairman of the Academy of Human Resources Development and Chairman of the Research and Development Committee of the Federation of Indian Chamber of Commerce and Industry (FICCI). Dr. Reddy is a member of both the Board of Trade and the Task Force on pharmaceuticals and knowledge-based industries, which was instituted by the Prime Minister. He has a Bachelor of Science degree in pharmaceutical science and technology from Bombay University and a Ph.D. from National Chemical Laboratory. Dr. K Anji Reddy was recently honoured with the Padmashree by the Government of India, for his distinguished service in the field of trade and commerce. Apart from the Company's subsidiaries, he is a Director in Diana Hotels Limited, ICICI Venture Funds, Deccan Hospitals Corporation Ltd., Biotech Consortium India Limited and Viral Therapeutic Inc., among others.



Mr. G V Prasad currently serves on the Board as the Executive Vice-Chairman and CEO. Mr. Prasad has a Bachelor of Science degree (chemical engineering) from Illinois Institute of Technology, Chicago, USA and M.S. (industrial administration) from Purdue University, USA. He is also an active member of several associations including National Committee on Drugs & Pharmaceuticals. He is a Director of Diana Hotels Limited other than the Company subsidiaries.



Mr. Satish Reddy has been one of our executive directors since 1993. He was appointed Managing Director & Chief Operating Officer in 1995. Prior to this appointment, he was our Executive Director in charge of the manufacturing operations of active pharmaceutical ingredients and formulations, research and development activities and new products development. Mr. Satish Reddy is also a member of the Indian Institute of Chemical Engineers. Mr. Satish Reddy has a Master of Science degree in medicinal chemistry from Purdue University and a Bachelor of Technology degree in chemical engineering from Osmania University. He is a Director of Diana Hotels Limited other than the Company subsidiaries.



Dr. P Satyanarayana Rao has been one of our Directors since 1994. He also serves as the Director and Chairman of Sarathi Studios Private Limited and Anil Prabhas Private Limited, respectively. Dr. Rao is a professor emeritus of cardiology at Osmania Medical College, honorary cardiologist at Nizam's Institute of Medical Sciences and a consultant cardiologist at St. Theresa's Hospital. He has a first class Bachelor of Science degree in science, a Bachelor of Medicine and Surgery degree and a Doctor of Medicine degree from Andhra University and a diplomat cardiology degree from the University of Copenhagen.



Dr. V Mohan has been one of our Directors since 1996. He is also the Chairman and Managing Director of M V Diabetes Specialties Center Private Limited, a Director of Madras Diabetes Eye Research Center Private Limited and the President of the Madras Diabetes Research Foundation. He is also a visiting Professor of Diabetology at Sri Ramachandra Medical College and the professor of International Health at the University of Minnesota in the U.S. Dr. Mohan holds a Bachelor of Medicine, Doctor of Medicine, Ph.D. and a Doctor of Science degree from Madras University.



Dr. Omkar Goswami has been a Senior Consultant and Chief Economist at the Confederation of Indian Industry since August 1998. He has also served as Editor of Business India, Associate Professor at the Indian Statistical Institute, Delhi, and as an Honorary Advisor to the Ministry of Finance. Dr. Goswami holds a Bachelor of Economics degree from St. Xavier's College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University and a Doctor of Economics degree from Oxford University. He is also a director of Infosys Technologies Limited (Audit Committee Member) and DSP-Merrill Investment Managers Limited.



Mr. Ravi Bhoothalingam has served as the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT Plc, Managing Director of VST Industries Ltd. and as a Director of ITC Limited. Mr. Bhoothalingam holds a Bachelor of Science degree in physics from St. Stephens College, Delhi and a Master of Experimental Psychology degree from Gonville and Caius College, Cambridge University. He is also a Director of Nicco Internet Ventures Limited.



Mr. P N Devarajan currently serves as a member on the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, Member of the Assessment Committee Council of Scientific and Industrial Research and Member of the Research Council of National Chemical Laboratory. He has more recently served as a Director of the Bank of Baroda, Member of the Central Board of Directors of the Reserve Bank of India and Group President and Consultant of Reliance Industries Ltd. He is also a Director on the Boards of Kothari Petro-Chemicals Limited, Sriram Tower Tech Limited, Polylene Film Industries Limited and Process Control Technologies Limited.



Dr. A Venkateswarlu previously worked as the President of Dr. Reddy's Research Foundation. He was also in charge of corporate research and development of Dr. Reddy's Group. Dr. Venkateswarlu has a Bachelor of Science degree in chemistry from W.G.B. College in India, a Master of Science degree in organic chemistry from Andhra University in India and a Ph.D. in organic chemistry from Wayne State University and the University of Pennsylvania. He also conducted post-doctoral research in organic synthesis at Harvard University. He now works as an Advisor on Scientific Research to Dr. Reddy's Research Foundation.

Certificate

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029

Tel No.: +91-(0)40-7633677
Fax : +91-(0)40-7639746

To
The Members of
Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited, for the year ended on March 31, 2001 as stipulated in clause 49 of the Listing Agreement of the said Company with stock exchange(s).

The compliance of conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Company as per the records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

for and on behalf of

A Ramachandra Rao & Co.,
Chartered Accountants

Place : Hyderabad
Date : July 31, 2001

A Ramachandra Rao
Partner

Board of Directors

- Dr. K Anji Reddy, Chairman
- G V Prasad, Executive Vice-Chairman & CEO
- Satish Reddy, Managing Director & COO
- Dr. P Satyanarayana Rao
- Dr. V Mohan
- Dr. Omkar Goswami
- Ravi Bhoothalingam
- P N Devarajan
- Dr. A Venkateswarlu

Registered Office
7-1-27 Ameerpet
Hyderabad 500016, India

Auditors
M/s. A Ramachandra Rao & Co.,
Chartered Accountants
3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500029

Bankers
Allahabad Bank, Industrial Finance Branch, Secunderabad
Bank of Baroda, Khairatabad Branch, Hyderabad
Canara Bank, Basheerbagh, Hyderabad
Citibank, Hyderabad
Global Trust Bank, Secunderabad
HDFC Bank, Hyderabad
HSBC, Hyderabad
State Bank of Hyderabad, Overseas Branch, Hyderabad
State Bank of India, Industrial Finance Branch, Hyderabad
State Bank of Mysore, Industrial Finance Branch, Hyderabad
Standard Chartered Grindlays Bank, Hyderabad

Board Committees

Audit Committee
- Dr. Omkar Goswami, Chairman
- Dr. P Satyanarayana Rao
- Ravi Bhoothalingam
- P N Devarajan
- Dr. A Venkateswarlu

Management Committee
- Dr. K Anji Reddy, Chairman
- G V Prasad
- Satish Reddy

Investment Committee
- G V Prasad, Chairman
- Satish Reddy
- Dr. A Venkateswarlu

Shareholders' Grievance Committee
- Dr. P Satyanarayana Rao, Chairman
- G V Prasad
- Satish Reddy

Remuneration Committee
- P N Devarajan, Chairman
- Dr. Omkar Goswami
- Ravi Bhoothalingam
- Dr. A Venkateswarlu

Directors' Report

2000-2001

Highlights

The Directors alert the readers that previous year's figures have been consolidated with those of Cheminor Drugs Ltd and American Remedies Ltd for the purpose of comparison and analysis only. These consolidated figures are not published anywhere other than in the Directors' Report.

- Turnover for FY 2001 rises by 21% to Rs 9,841 million against Rs 8,103 million.
- Exports at Rs 4,479 million, or 46% of total turnover.
- Earnings before interest, depreciation, taxes (EBITDA) rise by 67% from Rs 1,561 million in 1999-2000 to Rs 2,606 million in 2000-2001.
- EBITDA at 27% of turnover in 2000-2001 – up from 19% in 1999-2000.
- Profit before taxes (PBT) rises by 110% from Rs 835 million in 1999-2000 to Rs 1,755 million in 2000-2001.
- Net profit after tax jumps to Rs 1,445 million in 2000-2001 against Rs 756 millions in 1999-2000 – a growth of 91%.
- Bulk Actives business grows by 12% to Rs 4,312 million. Contribution of the international bulk actives business goes up to 67%. The Miryalaguda plant was successfully inspected by US FDA.
- Branded Formulations business registers a turnover of Rs 4,938 million, an increase of 23% over the previous year. International formulations business commences operations in Ghana, Sudan and Iraq.
- Generics SBU makes its maiden contribution of Rs 304 million – largely in the US market.
- R&D spend has gone up to Rs 608 million in 2000-2001 – a growth of 87% over the previous year and now accounts for 6.7% of turnover – up from 4.5% last year.
- EPS is Rs 45.73 in 2000-2001.
- The Board Of Directors has recommended a dividend of Rs 4.0 per share on the ordinary equity shares as existing on March 31, 2001.
- Anti-diabetic products DRF 2593 and DRF 2725 are in late Phase II clinical development.

Opportunities and Threats for the Pharma Industry

In the past, India granted patent protection only to processes. This enabled Indian pharmaceutical companies to manufacture and market patented drugs by designing around the patented processes through reverse engineering. The Indian companies enjoyed a significant dual advantage of lower production cost over their foreign competitors and lower initial cost of drug development and testing. In 1995, under GATT, India became a signatory to the Trade Related Agreement on Intellectual Property Rights, or TRIPS. This agreement requires India to recognize product patents in addition to process patents, which were granted under the Indian Patent Act, 1970. Hence, from January 1, 2005 onwards, Indian pharma companies will not be able to launch their versions of the innovator drugs through reverse chemical engineering. In such a scenario, the Indian companies will have to increasingly focus on basic R&D. The area of generics also poses a threat to the local industry.

With several innovator drugs going off patent in the next few years, generic exports represent a good opportunity for the Indian companies. In-licensing/co-marketing of molecules from innovator pharmaceutical companies also represents an area of big opportunity for the Indian companies. Other emerging areas include the fast developing fields of genomics, bio-pharmaceuticals and oncology.

Review of Company Performance

Year 2000-2001 was an eventful year with your Company integrating its operations with Cheminor Drugs Ltd. and American Remedies Ltd., and re-organizing the business into eight strategic business units, i.e. eight profit centers. With the merger of Cheminor Drugs your Company has acquired a strategic critical mass for taking on the challenges thrown open by the implementation of the new patent regime as well as the opportunities available in the generic markets. The merged entity has posted a strong growth as indicated by the overall financials for the FY 2001. The developments in drug discovery research are very encouraging. The filings in the regulated markets for generics also continue to proceed as per your Company's program.

The total income of your Company was Rs 10,016 million, which marked an increase of 21% over the previous year (consolidated figures). The earnings before interest, depreciation, and taxes stood at Rs 2,606 million. The net profit figure of Rs 1,445 million marked an increase of 91% over the previous year figures. The reserves of the merged group stood at Rs 5,216 million.

Review of Individual Businesses

- **Review of Bulk Actives Business**

  During the year, the Bulk Actives business recorded a turnover of Rs 4,312 million, with exports accounting for 67% of the sales. The bottom line considerably improved due to increased contribution from exports, cost reduction achieved in certain products like Losartan and Ciprofloxacin, and the increased contribution from high profit products like Terbinafine. With the successful FDA inspection of Miryalaguda plant, all the six Bulk Active plants are FDA approved. During the year, 30 new products were registered across the globe. 14 new products were launched during the year.

  International Bulk Actives Business

  The International Bulk Actives business contributed towards 67% of the total Bulk turnover registering a turnover of Rs 2,879 million. US contributed towards 39% of the international sales followed by Asia- Pacific at 22% and Europe at 15%.

  Domestic Bulk Actives Business

  The Domestic Bulk business showed a de-growth of 11% to Rs 1,433 million. This was a result of the shift in business focus towards the more profitable international markets.

- **Review of Branded Formulations Business**

  The branded formulations business continued to show a strong growth at 23% registering a turnover of Rs 4,938 million as against Rs 4,027 million during the previous year. The Company was ranked among the top 5 pharmaceutical companies in India as per C-Marc prescription data.

  International Branded Formulations Business

  International Formulations business showed a growth of 49%, registering a turnover of Rs 1,296 million as against Rs 872 million. CIS and Central European countries contributed to a sale of Rs 872 million, a growth of 61%. The company was ranked 12th in Russia. Your Company commenced its operations in Ghana, Sudan and Iraq. The joint venture in China also commenced its operations.

  Domestic Branded Formulations Business

  The Domestic Formulations business grew by 15% recording sales of Rs 3,642 million as against Rs 3,155 million during the previous year. The new products contributed Rs 48 million. The company was ranked 15th as per the ORG-MAT ranking. Your company has 7 brands in the top 300 brands of ORG 300 with Nise and Omez ranked in the top 20. The Company's domestic market share as per ORG-MAT March is 2.01% and as per C-MARC Nov – Feb figures is 3.07%.

- **Review of Generics Business**

  The generics business recorded a maiden sales turnover of Rs 304 million. The major sales contributors were Ranitidine 75 mg and 150 mg capsules and Oxaprozin 600 mg tablets. The US accounted for bulk of the generics sales contributing about 95% of the total sales. Your Company entered into an agreement with Par Pharmaceuticals to market 14 products in view of the disengagement of the agreement with Schein Pharmaceuticals.

- **Review of Emerging Businesses**

  Emerging businesses recorded a turnover of Rs 287 million against previous year's sales of Rs 219 million, recording a growth of 31%. Research activities on the biotechnology front continue to make progress. The first biotechnology product is expected to hit the market in the second quarter of FY 2002. The Critical Care Division promoting oncology products emerged as a leading player in the Indian market registering sales of Rs 185 million.

  In October 2000, your Company formed Pathnet India Pvt. Ltd., a joint venture with Gribbles Pathology (VIC) of Australia, to establish a network of pathology laboratories and specimen collection centers throughout India over the next five years. The objectives of the joint venture are to lower turnaround time for generating results, meet internationally-accepted accreditation standards for diagnostics activities and to provide education and training programs.

- **Review of Drug Discovery Programme**

  Clinical trials for DRF 4832, HDL Elevator were contracted to Simbec Research Limited, a well-known UK-based Clinical Research Organisation. Phase I clinical trials for DRF 1042 are being conducted in India. The R&D expenditure as a percentage of the sales increased to 6.2% as compared to 4% during the previous year.

Currently, the drug discovery program has 9 original molecules in its pipeline that are in varying stages of clinical development. Two of these, DRF-2593 and DRF-2725, have been licensed to Novo Nordisk and are currently undergoing late Phase-2 clinical trials.

Outlook for the business

In the financial year 2002, the overall domestic-export mix is expected to be skewed more in favour of exports.

In Bulk Actives SBU, the focus will be on the regulated markets to realize better returns on the resources deployed. The strategy will be to time the supply so as to be the first source generic alternative to the top tier generic player through improved process for product selection, IPR and delivery in terms of timing to market.

In Branded Formulations SBU, the main focus in the Domestic business will be on building up a strong therapeutic basket of products. This will be done through moves like brand acquisitions, building OTC/Natural products portfolio and New Drug Delivery System (NDDS) development in current therapeutic areas. E-enabling portions of the Supply Chain Management (SCM) will enable us to further exploit future opportunities.

In the International Formulations business, the focus will be on aggressive entry into new markets like ASEAN and Eastern Europe. This will be supplemented by strategies like introduction and expansion into more profitable segments of oncology and biotechnology, rationalization of product mix and OEM manufacturing in local markets to overcome negative imports list.

The contribution from Generics is expected to improve substantially. The focus in this business will be on being the most cost-competitive provider of finished dosages to pharmaceutical companies in the regulated markets. The strategy will be to expedite the product launches and use multiple alliance relationships in different markets to optimize returns and manage risks.

In Diagnostics business, the growth strategy will be led through exclusive marketing arrangements, strong distribution setup and refocus on institutional sales.

The focus of Critical Care business will be on high margin, low volume product portfolio and on offering the best possible services to the core customer group.

The Biotechnology business is expected to make its first contribution in FY 2002 through the launch of its products. The strategy will focus on leveraging the core competencies across the chain from product development to commercialization.

The Custom Chemical Synthesis business will also make its maiden contribution in the FY 2002. The objective of the business is to be the preferred partner for innovator companies with the strategy of integrating the internal capabilities so as to become a one-stop solution provider for the chemical outsourcing needs of innovator companies.



Product Portfolio

Ranitidine
Sertraline
Naproxen
Doxazosin Mesylate
Ciprofloxacin
Ibuprofen
Others
Terbinafine
Dextro
Enrofloxacin



Distribution of Revenue

Domestic
Russia & Central Europe
International
Other Income



Contribution from Different Regions

Russia & Central Europe
Asia Pacific
Latin America
Africa
Middle East



Therapeutic segment-wise Portfolio

Gastro-intestinal
Anti-infectives
Cardiovascular
Pain Management
Speciality
Production Franchisee Division

Financial Performance with respect to Operational Performance

(Rs million)

Particulars	2000-2001	1999-2000 (Comparable)	1999-2000 (Previous DRL figures)
Income	10,016.00	8,291.99	4,978.88
Gross profit before Depreciation & Tax	2,180.63	1,137.95	798.84
Depreciation	425.15	303.13	130.64
Profit before Tax	1,755.48	834.82	668.20
Taxation	310.18	78.38	65.00
Net Profit for the year	1,444.67	756.44	603.20
Less: Loss of erstwhile American Remedies Ltd.	114.70	–	3.61
Add: Profit and Loss brought forward & transfer from Investment Allowance Reserve	6.70	95.18	–
Total available for Appropriation	1,336.67	851.62	606.81
Appropriations			
General Reserve	1,000.00		510.00
Provision for current year's dividend	126.36		79.46
Provision for Corporate Dividend Tax	12.89		10.99
Transferred to Debenture Redemption Reserve	47.49		0.00
Profit & Loss Account balance carried forward	149.87		6.36

The Board of Directors recommend a dividend at the rate of Rupees Four per share for the year ended March 31, 2001.

Material Developments in HR

The implementation of talent management through leadership development process, management development program and competency mapping were undertaken within the Company. To continue with this effort and to manage the talent pool within the Company, certain initiatives for the coming year are individual development plan, variable pay and focused development of high performers. The total amount spent on Training & Development for the year stood at Rs 10.77 million.

In January 2000, with a view to providing improved working conditions for employees and to meet the international standards, your Company decided to shift to a five-day week by changing the shift timings and the weekly working hours. However, the employees union of one of the formulation facilities at Bachupalli objected to this change and resorted to strike which was subsequently amicably settled. Wage settlements with unions were also signed for some of our formulations and bulk drug plants. The Government of Andhra Pradesh also appreciated the effort of your Company and in recognition of the same awarded the Company the award for Best Management.

Related Party Transactions

As a matter of policy, the Company enters into transactions with related parties on an arms-length basis other than loans to employees. During the year in consideration your Company has taken on lease premises for office, sold and purchased materials and availed services from Dr. Reddy's Holdings Limited, AR Chlorides, SR Enterprises, Diana Group of Hotels and SR Printers who are deemed to be related to your Company Directors by virtue of family relationship or directorship or shareholding in these enterprises. The total value of purchase made from these parties amounted to Rs 6.8 million, sales of Rs 2.7 million, services worth Rs 7.6 million and rental payment to the extent of Rs 8.24 million.

Review of Subsidiary Performance

- **Reddy Pharmaceuticals Hong Kong Ltd.**
  Reddy Pharmaceuticals Hong Kong Ltd. registered sales of US$ 2.02 million for the year ended December 31, 2000 which marks a growth of 64%. Net profit for the year was US$ 89,964 as compared to US$ 63,062 in the previous year. Your Company declared a dividend of US$ 15,000 for the year.

- **Reddy Pharmaceuticals Singapore Pte Ltd.**
  Reddy Pharmaceuticals Singapore Pte Ltd., recorded a turnover of S$ 4.09 million for the year ended December 31, 2000 as against S$ 1.95 million for the year ended December 31, 1999, an increase of 109.7%. Net profit for the year stood at S$ 112,953 as compared to a net loss of S$ 253,403 in the previous year.

- **Reddy Biomed Ltd.**
  Reddy Biomed Ltd recorded a turnover of Rouble 531.81 million for the year ended December 31, 2000 as against Rouble 284.02 million for the year ended December 31,1999. Net profit of the year was Rouble 10.82 million as compared to Rouble 7.97 million in the previous year.

- **Reddy Netherlands B.V.**
  Reddy Netherlands B.V. is a wholly-owned subsidiary of Reddy Antilles N.V., which in turn is the subsidiary of your Company. During the year, there was no royalty income received from the license agreement. The subsidiary recorded a net loss of NLG 344,655 for the year as against NLG 155,768 profit for the previous period.

- **Reddy Antilles N.V.**
  During the year 2000, there was no royalty income, which was received for the research molecules, which have been licensed to Novo Nordisk. Reddy Antilles N.V. recorded a loss of US$ 1,247,610 during the financial year as against US$ 1,373,669 profit for the year ended December 31, 1999.

- **Reddy U.S. Therapeutics Inc.**
  Reddy U.S. Therapeutics Inc. is a subsidiary of Reddy Antilles N.V. It commenced operations in the year 2000. The Company has already set up facilities required for conducting basic research in Molecular Biology, Biochemical and Chemical Research. Reddy US Therapeutics, Inc. is dedicated to discovering novel therapeutics that addresses un-met medical needs in diabetes, inflammation, lipid metabolism, oncology and cardiovascular disease.

- **Dr. Reddy's Farmaceutica Do Brasil Ltda.**
  Dr. Reddy's Farmaceutica Do Brasil Ltda., a wholly-owned subsidiary of our Company, was incorporated during the year. The Company will commence trading operations in Critical Care products during the current year. DRL has invested an amount of US$ 203,440 in the subsidiary.

  The subsidiary had a minor loss of Rial 298 in its first year of operation.

- **Reddy Cheminor Inc.**
  Reddy Cheminor Inc. recorded a turnover of US$ 34.26 million for the current year as against US$ 17.11 million for the previous year. Net loss for the year was US$ 706,799.

- **Reddy Cheminor S.A.**
  Reddy Cheminor S.A recorded a turnover of Euro 7.48 million for the current financial year as against Euro 7.68 million for the previous year. Net profit for the year was at Euro 144,336.

- **Compact Electric Ltd.**
  Compact Electric Ltd. recorded a turnover of Rs 60.8 million for the year ended March 31, 2001 as against Rs 21.5 million for the year ended March 31, 2000. Net loss for the year was Rs 8.4 million as compared to Rs 17 million in the previous year. However, the subsidiary recorded a cash profit.

- **Zenovus Biotech Private Ltd.**
  Zenovus Biotech Private Ltd. was incorporated during the year. It is a biotech manufacturing firm involved in building a technology platform for monoclonal antibodies.

Events after March 31, 2001

- Your Company entered into a licensing agreement for a novel anti-diabetes agent. Under the terms of the agreement, Dr. Reddy's will grant Novartis worldwide exclusive rights for development and commercialization of their insulin sensitiser DRF 4158 in Type 2 diabetes, in return for up to US$ 55 million in upfront and milestone payments for specific clinical and regulatory endpoints, as well as royalties. Dr. Reddy's will also have co-promotion rights for DRF 4158 in Indian markets.
- Novartis and Novo Nordisk announced an agreement on the commercialization of Dr. Reddy's compound, NN622 (DRF-2725), currently in development, for the treatment of Type 2 diabetes, in North America. Under the terms of the agreement, Novartis acquires exclusive rights to commercialize the compound in the US, Canada and Mexico, with Novo Nordisk retaining certain retailing rights for the US. This agreement between Novo Nordisk and Novartis will not affect any of the terms and conditions of your Company's earlier agreement with Novo Nordisk.

  DRF-2725 is currently in Phase II clinical development by Novo Nordisk and is expected to be among the first to reach the market from a new generation of dual acting sensitizers currently under development.
- Dr. Reddy's is on the verge of becoming the first Indian company to launch a generic product under 180 days exclusivity period. This became possible when the U.S. Court of Appeals, Federal Circuit in Washington, D.C. denied Eli Lilly's request for a re-hearing regarding Prozac(R). Your Company will launch Fluoxetine 40 mg capsules, its generic version of the product.
- Dr. Reddy's became the first company in India to go completely on-line with all its Phase III and Phase IV clinical trials on new products, namely Gatifloxacin (antibiotic) and Zafirlukast (anti-asthma) using an application developed by it and deployed on the website http://www.drreddysct.com.
- Dr. Reddy's became the first pharmaceutical company in the Asia-Pacific zone (excluding Japan) to list on the NYSE with its listing on April 11, 2001.

  The American Depository Shares (ADS) are traded under the symbol RDY and 2 ADSs are equivalent to 1 Indian equity share.

Performance Chart of the RDY ADS since listing



30
25
20
15
10
April 2001
May 2001
June 2001
July 2001
August 2001

- The GDRs issued and outstanding as on July 9, 2001 were converted to ADRs.
- US FDA has granted tentative approvals to Dr. Reddy's for Omeprazole 40 mg and Fluoxetine 40 mg tablets.
- The logo of Dr. Reddy's was changed to reflect the dynamic new identity of Dr. Reddy's. The new identity is an abstract that conveys the picture of a person with outstretched arms. Expressing the joy and warmth of life. The driving force behind Dr. Reddy's is summed up in three words:

  Life . Research . Hope
- The scheme of merger of American Remedies Ltd. with your Company was approved by the Hon'ble High Court Of Andhra Pradesh on June 25, 2001 pursuant to the approval of the scheme by the Hon'ble High Court of Chennai.

Directors' Responsibility Statement

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual Accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2000-2001 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and/or preventing and detecting fraud and other irregularities;
4. We have prepared the annual Accounts on an ongoing concern basis.

Directors

During the year, your Directors reconstituted the Board in view of the merger of Cheminor Drugs Limited with the Company and co-opted Dr. Omkar Goswami, Mr. Ravi Bhoothalingam, Mr. P N Devarajan and Dr. A Venkateswarlu as additional Directors of the Company. These appointments require the approval of the Members at the ensuing Annual General Meeting.

Dr. P V Venugopal resigned as Executive Director of the Company on July 28, 2000. Mr. M P Chary, Mr. A Subba Reddy, Dr. P Siva Reddy, Dr. N Bhanu Prasad, Mr. Kamlesh S Gandhi resigned as Directors of the Company. As per Articles 113 of the Articles of Association, Dr. P Satyanarayana Rao and Dr. V Mohan retire by rotation in the forthcoming Annual General Meeting. Both of them, being eligible, offer themselves for re-appointment.

Auditors

M/s. A Ramachandra Rao & Co., Chartered Accountants, the Statutory Auditors of the Company, retire at the ensuing Annual General Meeting and are eligible for re-appointment.

Cost Audit

Under Section 233 B of the Companies Act, 1956, Government of India has prescribed Cost Audit of the Company's Bulk Actives division and Formulations division. The Cost Audit is under process and the Company will submit the cost auditors' report to the Government in time.

Particulars of Employees

Under the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure to the Directors' Report. However, in terms of the provisions of Section 219 (1) (b) (iv) of the Companies Act, 1956, the Directors' Report is being sent to all the shareholders of the Company excluding the aforesaid annexure. Any shareholder interested in obtaining a copy of the said annexure may write to the Company Secretary at the Registered Office of the Company.

Conservation of energy, Research and Development, Technology Absorption, Foreign Exchange Earning and Outgo

The particulars as prescribed under Subsection (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988, is annexed hereto and the same forms part of this report.

Acknowledgement

We are thankful for the significant contribution made by the employees, and the trust reposed on us by the medical fraternity and the patients, for the growth attained by the Company during the year under review.

We also acknowledge the support and wise counsel of the analysts, bankers, government agencies, shareholders and investors at large extended to us during the year under review and we also look forward to having the same support in our endeavor towards providing a better future for mankind.

for Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : July 31, 2001

Dr. K Anji Reddy
Chairman

Particulars pursuant to Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988

ANNEXURE

FORM – A

Form for Disclosure of Particulars with respect to Conservation of Energy

	2000-2001	**1999-2000**
A. Power and Fuel Consumption		
1. **Electricity**		
a) Purchased:		
Units	43,564,664	20,256,025
Total Amount (Rs)	1,87,066,404	77,795,837
Rate/Unit (Rs)	4.29	3.84
b) Own Generation:		
Through Diesel Generator		
Units	6,046,313	5,518,654
Diesel Used (litre)	1,786,974	1,632,738
Units/litre of Diesel Oil	3.38	3.27
Cost/Unit (Rs)	4.11	3.22
2. **Coal D Grade Used in Boiler**		
Quantity (Tonnes)	18,119	3,811
Cost (Rs)	28,363,241	7,572,788
Average Rate/Tonne	1,565	1,982

FORM – B

Form for Disclosure of Particulars with respect to Absorption

Research and Development (R&D)

1. Specify areas in which R&D is carried out by the Company

I. Development of lab scale process for pharmaceutical products with a good market potential worldwide.

II. Development of alternate routes of synthesis for products already commercialized. Study of impurity profile of products.

III. Development of new products, analytical method development, quality improvements, cost optimization studies and packaging development.

2. Benefits derived as a result of the above R&D

I. Developed and introduced products in therapeutic areas of:
   a) Anti-inflammatory (McRofy 12.5, McRofy 25, McRofy Suspension)
   b) Cardiovascular products (Atocor 10, Atocor 20, Nialip 375, Nialip 500, Doxium 500,)
   c) Anti-cancer (Irnocam 40, Irnocam 100, Cytogem 200, Pamired 30, Pamired 60)
   d) Nutraceuticals (Aladin, Ebiza)
   e) Anti-diabetic (Reglit 2, Reglit 4, Reglit 8)

II. Developed and introduced following line extensions for existing products:
   a) Anaida Inj.
   b) Novigan–N
   c) Nise MR
   d) Betanex
   e) Mitotax 250
   f) Becelac-Prophylactic
   g) Norilet Eye/Ear Drops
   h) Ciprolet Eye/Ear Drops
   i) Ciprolet 750
   j) Ciprolet XL

III. Analytical methods developed for the following therapeutic segments:
   a) Anti-hypertensives
   b) Anti-diabetics
   c) Anti-inflammatories
   d) Anti-histamines
   e) Anti-cancer
   f) Anti-ulcer products
   g) Anti-bacterials
   h) Nutraceuticals

IV. Clinical trials and bio-equivalent studies completed for identified molecules.

V. Cost improvement by import substitution.

VI. Process time reduction.

VII. Packaging development for all the new products.

VIII. Improvements in the existing packs – pack mode change and new packing materials incorporation.

3. Future plan of action

1) Development of new products – innovative, value added, at competitive prices, in the therapeutic segments of :
   - Gastro-intestinal disorders,
   - Anti-inflammatory,
   - Anti-diabetics,
   - Anti-cancer,
   - Anti-hypertensives,
   - Anti-chloesterolaemia,
   - Nutraceuticals/Anti-oxidant,
   - Anti-asthma,
   - Anti-bacterials
2) Development of analytical methods for the new products.
3) Development of new products for Critical Care division.
4) Development of finished dosage forms for international marketing.
5) Improvements in quality and productivity.
6) Clinical trials and bio-equivalence studies for new drugs.
7) Packaging development for new products on par with international standards and improvement in the existing packs for productivity increase, duplication prevention, for better patient compliance and for better product stability.

4. Expenditure on R&D:

(Rs)

	2000-2001	**1999-2000**
a) Capital	146,638,927	77,585,478
b) Recurring	268,802,174	55,122,226
c) **Total**	**415,441,101**	**132,707,704**
d) Total R&D Expenditure as a percentage of total turnover.	4.22%	2.69%

Technology absorption, adaptation and innovation

1. Efforts, in brief, made towards technology absorption, adaptation and innovation.

The Company has a full-fledged R&D division continuously engaged in research on new products and development of existing products. The Company has developed indigenous technology in respect of the products manufactured by them.

2. Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.

Product quality improvement, cost reduction, new product development and import substitution. The continuous improvement and adoption of technology has benefitted the Company in the form of better production process, better yields, cost reduction and quality of the end products.

3. In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year) following information may be furnished:

No imported technology.

a) Technology imported — NA

b) Year of import — NA

c) Has technology been fully absorbed? — NA

d) If not fully absorbed, areas where this has not taken place, reason therefore and future plans of action. — NA

FORM – C

The information on foreign exchange earning and outgo is given in Item no. 15 (d) 1,2,3 4 & 5 in Notes On Accounts.

Operating and Financial Review

The previous year's financials have been consolidated with those of Cheminor Drugs Ltd. and American Remedies Ltd. for the purpose of comparison & analysis only.

Result of Operations

The following table sets forth, for the periods indicated, the consolidated net operating revenues by segment:

(Rs million)

	2001	as a %	2000	as a %	Growth %
Bulk Actives	**4,312**	**44**	**3,857**	**48**	**12**
India	1,433	15	1,611	20	-11
International	2,879	29	2,246	28	28
Branded Formulations	**4,938**	**50**	**4,027**	**50**	**23**
India	3,642	37	3,155	39	15
International	1,296	13	872	11	49
Generics	**304**	**3**	–	–	–
Emerging Businesses	287	3	219	3	31
Sales	9,841	100	8,103	100	21
Other Income	175		189		-7
Total Revenues	**10,016**		**8,292**		**21**

The following table sets forth, for the periods indicated, the consolidated income statements:

(Rs million)

	2001	as a %	2000*	as a %	2000**	as a %
Sales	9,841	98	4,930	99	8,103	98
Other Income	175	2	49	1	189	2
Total Income	10,016	100	4,979	100	8,292	100
Operating expenditure	7,410	75	4,017	81	6,731	83
EBITDA	2,606	27	962	19	1,561	19
Interest	403	4	141	3	401	5
Depreciation/Amortisation	448	5	153	3	326	4
PBT	1,755	18	668	13	835	10
PAT	1,445	15	603	12	756	9
EPS (Rs)	45.73		22.78			

* Figures pertain to Dr. Reddy's Laboratories Ltd.

** Figures pertain to Dr. Reddy's Laboratories Ltd, Cheminor Drugs Ltd, and American Remedies Ltd combined.

Fiscal year ended March 31, 2001 compared to fiscal year ended March 31, 2000

Sales

Sales increased by 21% to Rs 9,841 million in fiscal 2001 from Rs 8,103 million in fiscal 2000 primarily due to increase in exports of formulations and active pharmaceutical ingredients. Exports grew by 44% to Rs 4,479 million in fiscal 2001, contributing 46% to the total turnover compared to 38% in fiscal 2000. Sales of generic formulations commenced during this fiscal. In fiscal 2001, we received 54% of our revenues from India, 14% from the United States of America, 7% from Russia, and 25% from other countries. Sales in the United States had a record growth of 121% to Rs 1,411 million in fiscal year 2001 from Rs 638 million in fiscal year 2000. Sales in India increased by 8% to Rs 5,362 million in fiscal 2001 from Rs 4,985 million in fiscal 2000. Sales to Russia increased by 59% to Rs 648 million in fiscal 2001 from Rs 408 million in fiscal 2000.

Formulations: In fiscal 2001, the percentage contribution of the formulations segment to the total turnover remained constant at 50% as in fiscal 2000. Revenues in this segment increased by 23% to Rs 4,938 million in fiscal 2001 from Rs 4,027 million in fiscal 2000.

Sales in India constituted 74% of our total formulations sales in fiscal 2001 as compared to 78% in fiscal 2000. Sales of formulations in India increased by 15% to Rs 3,642 million in fiscal 2001 from Rs 3,155 million in fiscal 2000. Among our existing brands, the overall increase in sales was primarily due to increased sales of Nise, our brand of nimesulide, Stamlo, our brand of amlodipine besylate, Omez, our brand of omeprazole, Enam, our brand of enalapril maleate and Reclide, our brand of gliclazide. To strengthen its presence in the gynaecology segment, the Company acquired three prostaglandin brands from Daiichi Karkaria Limited – PG Tab, Dinoripe gel (Dinoprost) and Deviprost (Carboprost). Sales of acquired brands increased 10% to Rs 419 million in fiscal 2001 compared to Rs 380 million in fiscal 2000. Acquired brands contributed 11% to the domestic formulation sales in fiscal 2001.

New product launches

Brand	Active Ingredient	Therapeutic Segment
Atocor	Atorvastatin	CV care
Nialip	Nicotinic Acid	CV care
Reglit	Rosiglitazone	Anti-diabetic
Mcrofy	Rofecoxib	Pain
Novigan N	Combination of Nimesulide, Ketone and Amide	Pain Management
Doxium	Calcium Dobesylate	Diabetic retinopathy
Ciprolet XL	Ciprofloxacin + Ambroxol	Anti-infectives

Sales of formulations outside India increased by 49% to Rs 1,296 million in fiscal 2001 from Rs 872 million in fiscal 2000. Sales of formulations to Russia constituted 50% of our formulation sales outside India in fiscal 2001. Sales of formulations to Russia increased by 59% to Rs 648 million in fiscal 2001 from Rs 408 million in fiscal 2000. This increase in revenues was primarily due to focus on key distributors, our brand building efforts and stabilized market conditions in Russia. Enam, our brand of enalapril maleate, Exifine, our brand of terbinafine hydrochloride, Omez, our brand of omeprozole and Ketorol, our brand of ketorolac thromethamine contributed to the increase of export sales.

Active Pharmaceutical Ingredients and Intermediates: In fiscal 2001, we received 44% of our total revenues from this segment, compared to 48% in fiscal 2000. Revenues in this segment increased by 12% to Rs 4,312 million in fiscal 2001 from Rs 3,857 million in fiscal 2000.

During fiscal 2001, sales in India constituted 33% of our revenue from this segment compared to 42% in fiscal 2000. Sales in India decreased by 11% to Rs 1,433 million in fiscal 2001 from Rs 1,611 million in fiscal 2000. This was primarily due to a fall in sales volume of ranitidine, ibuprofen, diltiazem and norfloxacin. The decrease in revenue due to this was offset by an increase in the sales of terbinafine, atorvastatin, sparfloxacin, ciprofloxacin and doxazosin mesylate.

Sales outside India increased by 29% to Rs 2,879 million in fiscal 2001 from Rs 2,246 million in fiscal 2000. In fiscal 2001, 36% of our revenues in this segment were derived from the US and Europe. Sales to the United States increased by 76% to Rs 1,122 million in fiscal 2001 from Rs 638 million in fiscal 2000. This increase was primarily due to increase in sales from high margin products like sertraline, terbinafine, doxazosin mesylate and atorvastatin.

Generics: In fiscal 2001, the Company entered the United States generics market. This segment contributed 3% of the total revenues amounting to Rs 304 million. Ranitidine 75mg tablets contributed 51% to the total turnover of this segment. Oxaprozin 600mg tablets, launched in January 2001, contributed 16% to the total turnover of this segment.

Emerging Business: In fiscal 2001, the percentage contribution of this segment to the total turnover remained constant at 3% as in fiscal 2000.

Revenues in this segment increased by 31% to Rs 287 million in fiscal 2001 from Rs 219 million in fiscal 2000. This increase was largely due to an increase in sales of our critical care products by 80% to Rs 185 million in fiscal 2001 from Rs 104 million in fiscal 2000. This was primarily due to an increase in sales of Mitotax, our brand of paclitaxel and Docetere, our brand of docetaxel. Cytogem (gemcitabine hydrochloride), Pamired (pamidronate) and Irnocam (irinotecan hydrochloride) were the new products launched by the Critical Care division in fiscal 2001.

Expenditure Analysis

Raw materials as a percentage of total turnover was 33% for fiscal 2001 compared to 43% in fiscal 2000. The reduction is on account of the increase in the proportion of exports to the total turnover, increase in contribution from high margin bulk actives products and commencement of generic sales.

Research & Development charge in fiscal 2001 was at Rs 415 million (4% of the total turnover) compared to Rs 178 million (2% of the total turnover) in fiscal 2000. During fiscal 2001, research activities have been started at Reddy US Therapeutics Inc. R&D cash expenditure in fiscal 2001 was at Rs 608 million as against Rs 326 million in fiscal 2000.

Selling, general and administrative expenses increased by 24% to Rs 2,409 million in fiscal 2001 from Rs 1,939 million in fiscal 2000. Selling, general and administrative expenditure as a percentage of total revenues was 25% in fiscal 2001 compared to 24% in fiscal 2000. The increase in expenses was largely due to an increase in legal and professional fees, marketing expenses and employee cost.

Earnings before Interest, Depreciation, Amortisation and Taxation (EBITDA)

As a result of the foregoing, the EBITDA increased 67% to Rs 2,606 million in fiscal 2001 as compared to Rs 1,561 million in fiscal 2000. Operating income as a percentage of total revenue was 27% in fiscal 2001 compared to 19% in fiscal 2000.

Depreciation, Amortisation and Interest

Depreciation charge for the fiscal 2001 was at 4% of total turnover. Amortisation expense remained constant at Rs 22.8 million in fiscal 2001. Amortisation as a percentage of sales decreased to 0.23% in fiscal 2001 from 0.28% in fiscal 2000.

This decrease was primarily due to acquisition of American Remedies Limited, brands from Dolphin Laboratories and trademarks from Daiichi Karkaria.

Interest expense for the fiscal 2001 decreased to 4% of the total turnover from 5% in the fiscal 2000. Interest cost increased to Rs 403 million in fiscal 2001 as compared to Rs 401 million in fiscal 2000.

Provision for Tax

Income tax provision for the year was Rs 311 million. Our effective tax rate was at 18% in fiscal 2001. In fiscal 2001, we availed tax exemption on profits from exports, profits derived from units qualifying for tax exemption under the Income Tax Act, 1961, as well as higher weighted deduction for R&D expenditure.

Net Income

Our net income increased by 91% to Rs 1,445 million in fiscal 2001 from Rs 756 million in fiscal 2000. Net income as a percentage of total revenue increased to 15% in fiscal 2001 from 9% in fiscal 2000.

Auditor's Report

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746

To
The Members of
M/s. Dr. Reddy's Laboratories Limited

We have audited the attached Balance Sheet of M/s. Dr. Reddy's Laboratories Limited, as of March 31, 2001 and the Profit & Loss Account for the year ended as on date annexed thereto, in which are incorporated the returns from the branch at New Jersey, USA audited by the branch auditors and report that:

1. The above referred Balance Sheet and Profit & Loss Account have originally been adopted by the Board at its meeting held on May 30, 2001. Subsequently, the Accounts of the Company as at March 31, 2001 have been revised and reviewed by us in view of the orders issued by the Hon'ble High Courts of Andhra Pradesh and Tamil Nadu dated 25.06.2001 and 23.04.2001 respectively, giving effect to the merger of erstwhile American Remedies Limited (ARL), Chennai and its subsidiary erstwhile Softcaps Private Limited merged in ARL with the Company with retrospective effect from 01.04.1999. The accounts of erstwhile American Remedies Limited and its subsidiary erstwhile Softcaps Private Limited for the years 1999-2000 and 2000-2001 have been audited by M/s. Karra and Co., Chartered Accountants, Chennai and have been relied upon by us. Accordingly the Balance Sheet and Profit & Loss Account, as referred above, have been revised giving effect to the merger retrospectively from 01.04.1999.

2. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraph 4 and 5 of the said Order.

3. Further to our comments in the annexure referred to in paragraph (1) and (2) above, we state that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been maintained by the Company so far as appears from our examination of such books of the Company.

   c) The Balance Sheet and the Profit & Loss Account dealt with by this Report are in agreement with the Books of Account of the Company.

   d) In our opinion, the Profit & Loss Account and the Balance Sheet comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.

   e) In our opinion, and based on information and explanations given to us, none of the Directors are disqualified as of March 31, 2001 from being appointed as Directors in terms of clause (g) of the sub-section (1) of section 274 of the Companies Act, 1956.

   f) In our opinion, and to the best of our information and according to the explanations given to us, the said accounts read with Notes appearing in Schedule 4.00 give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

      i) In so far as it relates to the Balance Sheet, of the state of affairs of the Company as of March 31, 2001 and

      ii) In so far as it relates to the Profit & Loss Account, of the profit of the Company for the year ended on that date.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : July 31, 2001

A Ramachandra Rao
Partner

Annexure to Auditor's Report

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have been physically verified by the Management during the year and to the best of our knowledge no serious discrepancies have been noticed on such verifications.
2. None of the fixed assets have been revalued during the year.
3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.
4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material and have been properly dealt with in the Books of Account.
6. On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper in accordance with normally accepted accounting principles. The valuation of stocks is on the same basis as in the previous year except that, the excise duty payable on stocks of finished goods has been considered as part of the cost, as recommended by the Institute of Chartered Accountants of India in its revised Guidance Note on "Accounting Treatment of Excise Duty". This accounting treatment has no impact on the profits of the Company.
7. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register required to be maintained under Section 301 and 370(1-C) of the Companies Act, 1956.
8. The Company has not granted any loans to companies, firms or other parties listed in the registers maintained under Section 301 and 370(1-C) of the Companies Act, 1956.
9. In respect of loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amounts as stipulated or as rescheduled from time to time, excepting in a few cases involving amounts which are not material and in respect of which reasonable steps have been taken for recovery.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipment, other assets and with regard to the sale of goods.
11. In our opinion, and according to the information and explanations given to us, the transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the registers maintained under Section 301 and aggregating during the year to Rs 50,000 or more in respect of each party, have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which transactions for similar goods, materials or services have been made with other parties.
12. As explained to us, the Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on items so determined.
13. The Company has not accepted any deposits from the public during the year.
14. In our opinion, reasonable records have been maintained by the Company for sale and disposal of realisable by-products. We were informed that the production process of the Company does not generate any realisable scrap.
15. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business. However in view of the mergers and the increased operations, the same needs to be further strengthened.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the Order made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not however made a detailed examination of the records with a view to determining whether they are accurate or complete.

17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.

18. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as of March 31, 2001 for a period more than six months from the date they became payable.

19. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

20. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Amendment Act, 1993.

21. In respect of the Company's trading activities, we are informed that there are no damaged stocks.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : July 31, 2001

A Ramachandra Rao
Partner

Balance Sheet

as of March 31, 2001

(Rs million)

Particulars	Schedules	2000-2001		1999-2000	
I Sources of Funds					
1. Shareholders' Funds					
a) Share capital	1.01	316.5		264.9	
b) Reserves & Surplus	1.02	5,216.1	5,532.6	4,086.8	4,351.7
2. Loan Funds					
a) Secured	1.03	2,461.7		956.1	
b) Unsecured	1.04	1,292.6	3,754.3	790.4	1,746.5
Total			**9,286.9**		**6,098.2**
II Application of Funds					
1. Fixed Assets					
Gross block	1.05	4,853.7		2,226.0	
Less: Depreciation		1,888.9		509.7	
Net block		2,964.8		1,716.3	
Capital Work-in-progress (at cost including advances)		345.3	3,310.1	196.8	1,913.1
2. Investments	1.06		789.8		1,412.2
3. Current Assets, Loans and Advances					
a) Inventories	1.07	1,576.1		698.3	
b) Sundry debtors	1.08	2,849.7		1,281.4	
c) Cash and bank balances	1.09	194.3		219.1	
d) Loans & Advances	1.10	828.5		556.3	
e) Long-term deposits		136.5	5,585.1	159.3	2,914.4
Less:					
Current Liabilities and Provisions					
a) Liabilities	1.11	1,099.5		562.0	
b) Provisions	1.12	244.2	1,343.7	118.4	680.4
Net Current Assets			4,241.4		2,234.0
4. Miscellaneous Expenditure	1.13		945.6		538.9
Total			**9,286.9**		**6,098.2**

Schedule nos. 1.01 to 1.13 form an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : July 31, 2001

on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

Satish Reddy
Managing Director & COO

Dr. Omkar Goswami
Director

V S Vasudevan
Chief Financial Officer

Santosh Kumar Nair
Company Secretary

Profit & Loss Account for the year ended March 31, 2001

(Rs million)

Particulars	Schedules		2000-2001	1999-2000
Income				
Sales			9,841.1	4,930.2
Other Income	2.01		174.9	48.7
Total			**10,016.0**	**4,978.9**
Expenditure				
Material consumed	2.02		3,208.3	1,655.8
Conversion charges			66.3	25.4
Excise Duty			713.5	551.2
Power & Fuel	2.03		296.9	110.0
Research & Development expenses (including amortisation of deferred R&D expenses)			415.4	132.7
Repairs & Maintenance	2.04		300.5	149.4
Salaries, Wages & Other Benefits	2.05		764.0	365.8
Administration and selling expenses	2.06		1,645.0	1,026.2
Amortisation of brand acquisition cost			22.8	22.8
Interest	2.07		402.8	140.7
Depreciation		753.8		
Less: Transfer from General Reserve [Note 14 (f)]		328.8	425.0	130.7
Total			**8,260.5**	**4,310.7**
Profit for the year before tax			**1,755.5**	**668.2**
Less: Provision for Income Tax			310.8	65.0
Net Profit for the year after tax			**1,444.7**	**603.2**
Provision for Income Tax pertaining to earlier years		86.6		
Less: Transfer from General Reserve		86.6	–	–
Balance brought forward			6.4	3.6
Less: Loss of erstwhile American Remedies Ltd. for the year 1999-2000			114.7	–
Add: Transfer from Investment Allowance Reserve			0.3	–
Available for Distribution				
Transferred to Debenture Redemption Reserve			47.5	–
Provision for proposed dividends on equity shares			126.4	13.2
Provision for interim dividend			–	66.2
Provision for Corporate Dividend Tax			12.9	11.0
Transferred to General Reserve			1,000.0	510.0
Balance carried forward to Balance Sheet			**149.9**	**6.4**

Schedule nos. 2.01 to 2.07 form an integral part of this Profit and Loss account and should be read in conjunction therewith.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : July 31, 2001

on behalf of the Board

Dr. K Anji Reddy
Chairman

Satish Reddy
Managing Director & COO

V S Vasudevan
Chief Financial Officer

G V Prasad
Executive Vice Chairman & CEO

Dr. Omkar Goswami
Director

Santosh Kumar Nair
Company Secretary

Schedules to Balance Sheet and Profit & Loss Account

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 1.01				
SHARE CAPITAL				
Authorised				
50,000,000 (previous year – 30,000,000) Equity Shares of Rs 10 each		**500.0**		**300.0**
Issued				
31,588,880* (previous year – 26,487,338) Equity Shares of Rs 10 each fully paid up		315.9		264.9
Subscribed and Paid up				
31,588,780 (previous year – 26,487,238) Equity Shares of Rs 10 each fully paid up	315.9		264.9	
Add: Forfeited share capital (paid up amount Rs 500 on 100 Equity Shares of Rs 10 each forfeited due to non-payment of allotment money)	–	315.9	–	264.9
Share Capital Suspense				
56,694 Equity shares of Rs 10 each fully paid to be issued pursuant to the scheme of amalgamation to erstwhile members of American Remedies Ltd.		0.6		
Total		**316.5**		**264.9**

* Includes

a) 17,487,200 shares allotted as bonus shares by capitalisation of General Reserve.

b) 4,301,076 shares allotted against Global Depositary Receipts.

c) 263,062 shares alloted pursuant to scheme of amalgamation with SEFL without payments being received in cash.

d) 5,142,942 shares allotted and 41,400 shares extinguished pursuant to the scheme of amalgamation of erstwhile M/s. Cheminor Drugs Limited with the Company.

SCHEDULE 1.02

Reserves and Surplus (Rs million)

Particulars	As of April 1, 2000	Additions on amalgamation[b]	Additions[a]	Deletions	As of March 31, 2001
Capital Reserve	0.1	6.5	0.6	–	7.2
Debenture Redemption Reserve	–	102.6	47.5	7.5	142.6
Share premium	1,583.3	431.0	–	–	2,014.3
Investment Allowance Reserve	–	8.2	–	8.2	–
Reserve for contingencies	0.6	–	–	0.6	–
General Reserve	2,496.3	867.0	1,005.3[c]	1,466.5	2,902.1
Profit & Loss Account	6.4	–	149.9	6.4	149.9
Total	**4,086.7**	**1,415.3**	**1,203.3**	**1,489.2**	**5,216.1**
Previous Year	3,574.0	–	530.3	17.5	4,086.8

a) Transferred from Profit & Loss account.

b) Reserves (net of adjustments, if any) pursuant to amalgamation of erstwhile M/s. Cheminor Drugs Ltd. and American Remedies Ltd.

c) This includes Rs 1052.9 million which represents goodwill adjusted arising pursuant to the amalgamation with erstwhile American Remedies Ltd.

(Rs million)

Particulars		2000-2001	1999-2000
SCHEDULE 1.03			
SECURED LOANS			
1. Debentures			
a) 17.30% secured redeemable Non-convertible Debentures of Rs 100 each fully paid up		200.0	
b) 16.25% secured redeemable Non-convertible Debentures of Rs 100 each fully paid up		100.0	
2. Loans from Export Import Bank of India		612.9	300.0
3. Term loans from financial institutions		175.1	
4. External Commercial Borrowing – HSBC		112.4	
5. Loan from Indian Renewable Energy Development Agency Limited		42.6	
6. Cash credit and packing credit from banks		1,218.7	656.1
Total		**2,461.7**	**956.1**
SCHEDULE 1.04			
UNSECURED LOANS			
1. Fixed deposits		0.1	
2. Short-term loans from banks			
a) Rupee Loan	590.0		
b) Foreign Currency Loan	403.0	993.0	
3. Overdrafts from banks		122.8	
4. Bonds in the form of Promissory Notes from banks & others			600.0
5. Foreign Currency Loan from Export Import Bank of India			174.4
6. Commercial paper		100.0	
7. Sales Tax Deferrement Loan from Govt. of A.P. (Interest-free)		76.7	16.0
Total		**1,292.6**	**790.4**

SCHEDULE 1.05

FIXED ASSETS

(Rs million)

	Gross Block					Depreciation					Net Block	
Asset Class	April 1, 2000	Acquired from erstwhile Cheminor Drugs Ltd. and American Remedies Ltd.*	Additions	Transfer/ Adjustment	March 31, 2001	April 1, 2000	Acquired from erstwhile Cheminor Drugs Ltd. and American Remedies Ltd.**	For the year	Transfer/ Adjustment	March 31, 2001	March 31, 2001	March 31, 2000
Land	23.9	39.9	5.5	1.2	68.1	–	–	–	–	–	68.1	23.9
Factory buildings	376.3	412.8	34.2	40.3	783.0	49.4	38.0	34.3	8.6	113.1	669.9	326.9
Leasehold buildings	–	0.4	–	–	0.4	–	–	–	–	–	0.4	–
Plant & Machinery	1,226.5	1,520.2	154.3	65.7	2,835.3	312.6	513.0	403.6	29.9	1,199.3	1,636.0	918.0
Electrical equipment	176.2	159.8	14.4	0.8	349.6	42.6	32.0	88.6	0.6	162.6	187.0	133.6
Lab equipment	168.6	140.0	81.9	10.0	380.5	32.0	54.3	86.2	8.3	164.2	216.3	136.6
Furniture & Fixtures	183.2	94.4	59.8	16.9	320.5	53.8	46.5	109.0	13.0	196.3	124.2	126.4
Patents & Trademarks	28.5	–	20.0	–	48.5	10.4	–	6.4	–	16.8	31.7	18.1
Vehicles	38.9	33.3	8.3	17.2	63.3	7.9	14.2	22.8	12.1	32.8	30.5	30.0
Library	3.8	–	0.7	–	4.5	1.0	–	2.8	–	3.8	0.7	2.8
Total	**2,225.9**	**2,400.8**	**379.1**	**152.1**	**4,853.7**	**509.7**	**698.0**	**753.7**	**72.5**	**1,888.9**	**2,964.8**	**1,716.3**
Previous year's Total	1,968.4	–	262.9	5.3	2,226.0	381.0	–	130.6	1.9	509.7	1,716.3	

*Of the assets acquired from amalgamation:
From Cheminor Drugs Ltd. (Rs million) 2,151.8
From American Remedies Ltd. (Rs million) 249.0

**Of the assets acquired from amalgamation:
From Cheminor Drugs Ltd. (Rs million) 605.2
From American Remedies Ltd. (Rs million) 92.8

SCHEDULE 1.06
INVESTMENTS (At Cost)

(Rs million)

Particulars	Nos		2000-2001	Nos		1999-2000
Long-term						
I. Quoted – Non Trade						
a. Equity Shares						
(fully paid unless otherwise stated)						
1. In Subsidiaries						
American Remedies Limited: Equity Shares of Rs 10 each				4,585,070		816.9
2. In Other Companies						
01. Cheminor Drugs Ltd				1,348,315	228.0	
02. State Bank of India	12,030	3.1		12,030	3.1	
03. Reliance Industries Limited	8,600	0.9		8,600	0.9	
04. Cholamandalam Inv. And Finance Co.**	1,300	0.1				
05. IDBI**	23,500	0.4				
Total	45,430	4.5			232.0	
Less: Provision for decline, other than temporary, in value of investments		0.6	3.9		0.5	231.5
b. Debentures & Bonds						
12.50% Non-convertible Debentures in Woolworth India Limited	100		–	100		–
c. Units						
Units of UTI Master Gain 92	2,000		–	2,000		–
Total Quoted Investments (a(1)+a(2)+b+c)			**3.9**			**1,048.4**
II. Unquoted – Non Trade						
a. Equity Shares						
1. In Subsidiaries						
01. DRL Investments Limited: Equity Shares of Rs 10 each	100	–		100	–	
02. Compact Electric Limited: Equity Shares of Rs 10 each	7,999,300	80.0		7,999,300	80.0	
15% Convertible Preference Shares of Rs 100 each	700,070	70.0		700,070	70.0	
03. Reddy Pharmaceuticals Hong Kong Ltd: Ordinary Shares of HK$ 1 each	1,162,500	58.0		1,162,500	58.0	
04. Reddy Biomed Limited: Equity Shares of Roubles 1,000 each	380,000	3.5		380,000	3.3	
05. Reddy Antilles N.V.: Ordinary shares of US$ 1 each	500,000	18.0		500,000	18.0	
06. Dr. Reddy's Farmaceutica Do Brasil Ltda: Share Capital of 40,000 Rial		9.5				

(Rs million)

Particulars	Nos		2000-2001	Nos		1999-2000
07. Reddy Cheminor Inc*: Ordinary Shares of US$ 10 each	400,750	175.0				
08. Cheminor Investments Limited*: Equity Shares of Rs 10 each	134,508	1.3				
09. Reddy Cheminor S.A.*: Ordinary Shares of FF 100 each	2,494	1.6				
Total			416.9			229.3
2. In Other Companies						
01. Dr. Reddy's Exports Limited*: Equity Shares of Rs 10 each	300	–				
02. Biomed Russia Limited: Ordinary Shares of Roubles 1,000 each	28,693	65.5		28,693	65.6	
03. Aurantis Farmaceutica Ltda of R $ 1 each	2,870,502	85.1		1,965,034	63.5	
04. Altek Engineering Limited	200,000	2.0		200,000	2.0	
05. Jeedimetla Effluent Treatment Ltd*: Equity Shares of Rs 10 each	8,859	1.0				
06. Progressive Effluent Treatment Ltd. of Rs 100 each	24,000	2.4		24,000	2.4	
07. Sri Venkateshwara Co-Operative Industrial Estate Limited of Rs 1,000 each	1	–		1	–	
08. Kunshan Rotam Reddy Pharmaceutical Co. Ltd.		209.2				
Total			365.2			133.5
3. In Partnership Firm						
Globe Enterprises*		2.4	2.4			
b. Debentures & Bonds						
Unsecured redeemable Subordinated Bonds of Bank of Baroda	200		1.0	200		1.0
Unsecured redeemable Subordinated Floating Interest Rate Bonds of Rs 1,000 each in State Bank of India*	460		0.4			
Total Unquoted Investments (IIa+IIb)			**785.9**			**363.8**
Aggregate Cost of Investments (I+II)			**789.8**			**1,412.2**
Aggregate cost of Unquoted Investments			785.9			363.8
Aggregate cost of Quoted Investments			4.5			1,048.4
Aggregate Market Value of Quoted Investments			3.8			1,072.7

* Acquired pursuant to amalgamation of erstwhile M/s. Cheminor Drugs Limited.

**Acquired pursuant to amalgamation of erstwhile M/s. American Remedies Limited.

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 1.07				
INVENTORIES				
Inventories (as valued and certified by the Managing Director)				
a) Stores & Spares (at cost)		195.4		98.8
b) Raw materials (at cost)		378.8		161.0
c) Work-in-process (at cost)		508.8		149.4
d) Finished goods (at cost or net realisable value whichever is lower)		493.0		289.1
Total		**1,576.1**		**698.3**
SCHEDULE 1.08				
SUNDRY DEBTORS				
Sundry debtors (Unsecured considered good)				
a) Debts outstanding for a period exceeding six months	374.1		232.7	
b) Other debts	2,493.0		1,202.7	
Less: Provision for doubtful debts	17.4	2,849.7	154.0	1,281.4
Total		**2,849.7**		**1,281.4**
SCHEDULE 1.09				
CASH & BANK BALANCES				
1. Cash balance on hand		3.1		2.3
2. Balances with scheduled banks				
a) In Current Account	177.9		49.4	
b) In Fixed Deposits*	12.9	190.8	167.4	216.8
3. Balances with non-scheduled banks in Current Account				
Manjira Grameena Bank (maximum balance Rs 333,243)	0.3			
Sri Visakha Grameena Bank Ltd (maximum balance Rs 282,170)	0.1	0.4		
Total		**194.3**		**219.1**

* Represents margin money for Letters of Credit, bill discounting and bank guarantees.

SCHEDULE 1.10		
LOANS AND ADVANCES		
(Unsecured considered good, recoverable in cash or in kind for value to be received)		
1. Advances to		
Material suppliers	68.9	17.0
Staff	57.5	27.0
Subsidiary companies	119.6	206.4
Investment in joint ventures	12.1	8.1
Others	422.0	121.0
2. Advance Tax (net of provision for tax)		92.1
3. Balances with Central Excise	40.8	55.2
4. Deposits	107.6	29.5
Total	**828.5**	**556.3**

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 1.11				
CURRENT LIABILITIES				
1. Sundry creditors				
SSI undertakings (as certified by Management)	8.0		7.7	
Others	973.3	981.3	442.4	450.1
2. Subsidiaries		7.6		
3. Trade deposits (repayable within one year Rs 218.57 lakh; previous year Rs 3.00 lakh)		72.2		83.2
4. Unclaimed dividends		5.1		3.3
5. Interest accrued but not due on loans		33.3		25.4
Total		**1,099.5**		**562.0**

Particulars		2000-2001		1999-2000
SCHEDULE 1.12				
PROVISIONS				
Provision for Income Tax (net of advance tax)		23.9		
Dividend		126.4		13.2
Interim dividend				66.2
Corporate Dividend Tax		12.9		10.2
Gratuity		50.1		28.8
Encashment of earned leave		30.9		
Total		**244.2**		**118.4**

Particulars		2000-2001		1999-2000
SCHEDULE 1.13				
MISCELLANEOUS EXPENDITURE				
(To the extent not written off/adjusted)				
Deferred Revenue Expenditure				
A. Contribution to DRF (New Product Development Expenditure)				
Balance as per last Balance Sheet	465.5		419.1	
Add: Contribution during year	205.0		124.0	
	670.5		543.1	
Less: Amount amortised during year	134.1	536.4	77.6	465.5
B. Contribution to Reddy US Therapeutics Inc.				
Balance as per last Balance Sheet				
Add: Expenditure during year	62.7			
Less: Amount amortised during year	12.6	50.1		
C. Product Development Expenditure				
Balance as per last Balance Sheet	267.2			
Add: Incurred during year	155.7			
	422.9			
Less: Transferred to P & L Account	84.2	338.7		
D. Marketing Development Expenditure				
Balance as per last Balance Sheet	73.3		11.4	
Add: Expenditure during year	–		80.0	
	73.3		91.4	
Less: Amount amortised during year	55.4	17.9	18.0	73.4
E. ADR Issue Expenses		2.0		
F. Public Issue Expenses		0.5		
Total		**945.6**		**538.9**

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 2.01				
OTHER INCOME				
1. Interest				
a) On Fixed Deposits	6.1		8.3	
b) On Bonds	0.2	6.3	0.2	8.5
(TDS Rs 344,525 (previous year Rs 1,187,454)				
2. Dividends received				
From subsidiaries		13.0		9.6
From others		5.0		4.3
3. Profit on sale of assets		14.4		
4. Export benefits		71.3		
5. Miscellaneous receipts		64.9		26.3
Total		**174.9**		**48.7**

SCHEDULE 2.02

MATERIAL CONSUMED

(Rs million)

Particulars		March 31, 2001		March 31, 2000
Opening Stock				
Work-in-process *	355.2		152.6	
Finished goods *	361.7	716.9	288.4	441.0
Raw Materials				
Opening Stock *	406.2		212.2	
Add: Purchases	2,794.2		1,351.2	
	3,200.4		1,563.4	
Less: Closing Stock	378.8		161.0	
Consumption of Raw Materials	**2,821.6**		**1,402.4**	
Add: Consumption of stores, chemicals, spares & packing materials	295.2		200.9	
Add: Purchase of finished goods	376.4	3,493.2	50.0	1,653.3
Less: Closing Stock				
Work-in-process	508.8		149.3	
Finished goods	493.0	1,001.8	289.2	438.5
Total		**3,208.3**		**1,655.8**

* Includes stocks of erstwhile Cheminor Drugs Limited and American Remedies Limited.

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 2.03				
POWER & FUEL				
Power	181.8		73.8	
Fuel	115.1		36.2	
Total		**296.9**		**110.0**
SCHEDULE 2.04				
REPAIRS & MAINTENANCE				
Plant & Machinery	187.8		74.6	
Buildings	20.6		20.7	
Others	92.1		54.1	
Total		**300.5**		**149.4**
SCHEDULE 2.05				
SALARIES, WAGES & EMPLOYEE BENEFITS				
i. Salaries & Wages and Other Benefits	602.1		286.2	
ii. Contribution to Provident Fund and Other Funds	62.7		30.3	
iii. Workmen & Staff Welfare Expenses	99.2		49.3	
Total		**764.0**		**365.8**

(Rs million)

Particulars		2000-2001		1999-2000
SCHEDULE 2.06				
ADMINISTRATIVE & SELLING EXPENSES				
Rents (including lease rents)		26.6		15.1
Rates & Taxes		26.7		18.9
Insurance		23.7		13.1
Printing & Stationery		23.3		18.2
Postage, Telegrams & Telephones		49.6		30.7
Travelling & Conveyance (including Directors' travelling expenses)		127.4		72.3
Bank charges		31.0		22.8
Legal & Professional charges		88.5		25.9
Advertisement		60.3		9.8
Commission on sales		68.4		16.6
Sales expenses		777.0		535.8
Bad debts written off		74.1		154.1
Provision for doubtful debts		12.5		
General expenses		102.3		47.5
Advances written off		5.9		
Loss on sales of assets		23.5		1.7
Directors' sitting fee		0.1		0.1
Directors' remuneration		66.8		24.8
Auditors' remuneration				
Audit Fee	1.0		0.3	
Tax Audit Fee	0.3		0.1	
Company Law and other Certification Fees	0.2	1.5	0.1	0.5
Loss on sales of investments (net)			4.8	
Less: Transfer from provision for diminution in value of investments			4.6	0.2
Provision for diminution in value of investments		0.2		
Miscellaneous expenditure written off		55.6		18.1
Total		**1,645.0**		**1,026.2**

Particulars		2000-2001		1999-2000
SCHEDULE 2.07				
INTEREST				
Interest on term loans		102.4		47.0
Interest on debentures		167.8		
Interest on others		132.6		93.7
Total		**402.8**		**140.7**

SCHEDULE 4.00

NOTES TO THE ACCOUNTS

Notes to the accounts forming part of Balance Sheet as of March 31, 2001 and Profit & Loss Account for the year ended on that date.

(Rs million)

	2000-2001	1999-2000
1. Contingent Liabilities not provided for		
a) Bills discounted with banks	88.3	78.0
b) Guarantees given by banks	25.5	54.3
c) Unexpired Letters of Credit	288.4	96.9
d) Guarantees given by the Company	800.3	4.5
2. Claims against the Company not acknowledged as debts	309.9	170.4
3. Estimated amount of contracts remaining to be executed on capital accounts not provided for	312.8	86.3

4. Amalgamation of Cheminor Drugs Limited with the Company

a) Pursuant to the Scheme of Amalgamation (the Scheme) of the erstwhile Cheminor Drugs Limited (CDL) with the Company as approved by the shareholders in the court-convened meeting held on July 31, 2000, and subsequently sanctioned by the Hon'ble High Court of Andhra Pradesh on December 11, 2000, the assets and liabilities of the erstwhile CDL were transferred to and vested with the Company with retrospective effect from April 1, 2000. The Scheme has accordingly been given effect to in these accounts.

b) The operations of CDL include the manufacture and sale of active pharmaceutical ingredients and generics.

c) The amalgamation has been accounted for under the "pooling of interests" method as prescribed by Accounting Standard (AS-14) issued by the Institute of Chartered Accountants of India. Accordingly, the assets, liabilities and other reserves of the erstwhile CDL as of April 1, 2000, have been taken over at their book values subject to adjustments made for the differences in the accounting policies between the two companies, and/or as specified in the Scheme. Accordingly, Rs 174.2 million has been adjusted to the General Reserve taken over.

d) As provided in the Scheme, 1,348,315 shares of erstwhile CDL held by the Company and 41,400 shares held by erstwhile CDL in the Company stand extinguished as approved by the High Court.

e) Pursuant to the Scheme, and after considering the extinguishment of shares held in the erstwhile CDL by the Company, 5,142,942 equity shares of Rs 10 each were issued to the members of CDL in the ratio of 9 shares of the Company for every 25 shares held in CDL.

5. Amalgamation of American Remedies Limited with the Company

a) Softcaps Private Ltd. has merged with American Remedies Ltd. with effect from April 1, 1999, as per the Chennai High Court order dated April 24, 2001. The goodwill arising out of the amalgamation amounting to Rs 288.1 million has been adjusted against the General Reserve of the Company.

b) The shareholders of the Company and that of American Remedies Limited (ARL) had approved the Scheme of Amalgamation of ARL w.e.f. April 01, 1999, which was subsequently sanctioned by the Hon'ble High Courts of Andhra Pradesh and Chennai on June 25, 2001 and April 23, 2001 respectively. The assets and liabilities of the erstwhile ARL were transferred to and vested with the Company with retrospective effect from April 1, 1999. The Scheme of Amalgamation has accordingly been given effect to in these accounts.

c) ARL manufactures and sells finished dosages of pharmaceuticals.

d) The amalgamation has been accounted for under the "pooling of interests" method as prescribed by Accounting Standard (AS-14) issued by the Institute of Chartered Accountants of India. Accordingly, the assets, liabilities and other reserves of the erstwhile ARL as of April 1, 1999, have been taken over at their book values subject to adjustments made for the differences in the accounting policies between the two companies, and/or as specified in the Scheme of Amalgamation.

e) As provided in the Scheme of Amalgamation, 4,585,070 shares of erstwhile ARL held by the Company stand extinguished as approved by High Court.

f) Pursuant to the Scheme of Amalgamation, and after considering the extinguishment of shares held in the erstwhile ARL by the Company, 56,694 equity shares of Rs 10 each are to be issued to the shareholders of ARL in the ratio of 1 share of the Company for every 12 shares held in ARL.

g) The accounts for ARL and Softcaps Private Ltd. for the years 1999-2000 and 2000-2001 have been audited by M/S Karra & Co., Chartered Accountants, Chennai, which were incorporated subject to the adjustments made for the differences in the accounting policies between the two companies , and/or as specified in the Scheme of Amalgamation. Assets and liabilities of erstwhile ARL were transferred to the Company with retrospective effect from April 1, 1999. The loss for the year 1999-2000 has now been charged off to the Profit & Loss Account as a loss of erstwhile ARL for the year 1999-2000.

h) For the year 2000-2001, the Company has incorporated all the financial transactions in the Profit & Loss Account and Balance Sheet subject to the adjustments made in line with procedures and accounting policies adopted by the Company.

6. General Reserve includes Rs 480.3 million (previous year Rs 346.2 million) representing the compulsory transfer required under Section 205 (2A) of the Companies Act, 1956, and Companies (Transfer of Profit to Reserve) Rules, 1975.

7. **Secured Loans**

a) The redeemable Non-convertible Debentures are secured by way of first pari passu charge on the land situated in the state of Gujarat and by way of pari passu charge on all the movable and immovable assets of CDL (division) with the other financial institutions, subject to the charge created or to be created in favour of its bankers to secure the working capital limits of the Company. These debentures are redeemable at par in 12 quarterly installments commencing from August 15, 2001.

b) Term loans from the financial institutions, loans from the Export Import Bank of India Ltd. to the extent of Rs 313 million and the External Commercial Borrowing from HSBC bank, are secured by way of first charge over immovable assets by deposit of title deeds and by way of hypothecation of movable assets, both present and future, belonging to CDL (division), subject to prior charge to the bankers for working capital limits of CDL (division) and are further secured by guarantees extended by two promoter directors in their individual capacities.

c) Loans from Export Import Bank of India to the extent of Rs 300 million are secured by way of hypothecation of all movable fixed assets and immovable properties of the Company ranking pari passu with the Company's bankers for working capital limits.

d) Loan from Indian Renewable Energy Development Agency Ltd is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant.

e) Cash credit and packing credit facilities other than CDL (division) are secured by way of hypothecation of stocks, book debts and also by way of first charge on fixed assets of the Company and also guaranteed by two promoter directors in their individual capacities

f) Cash credit and packing credit facilities of CDL (division),

- to the extent of Rs 309.4 million, are secured by hypothecation of stocks, book debts and also by way of second charge on fixed assets of CDL (division) and also guaranteed by two promoter directors in their individual capacities; and
- to the extent of Rs 297.5 million, are secured by hypothecation of stocks and book debts.

8. a) Land located at Pydibheemavaram valued at Rs 4.4 million allotted by Andhra Pradesh Industrial Infrastructure Corporation Limited is yet to be registered in the name of the Company.

b) The Company owns a Treated Effluent Discharge Pipeline in equal proportion jointly with a third party in Pydibheemavaram pursuant to an agreement between the Company and the third party.

9. **Investments**

a) In respect of shares of SBI and Reliance Industries Limited, the shares were lost/misplaced at the transfer agent/transit. The Company is taking necessary legal action at the appropriate courts.

b) Diminution in the value of investments, if any, in subsidiaries and joint ventures has not been provided for, in view of long-term interest of the Company in those entities.

c) Particulars of Partnership with M/s Globe Enterprises (Formerly Fouzia-GOL Enterprises)

(I) Constitution of Partnership

Names of Partners		(Rs million)
Dr. Reddy's Holding Limited	5%	0.1
Dr. Reddy's Laboratories Limited*	95%	2.4
* Held by erstwhile Cheminor Drugs Limited.		2.5

(II) Other Income includes a sum of Rs 4,435 being share of profits from partnership firm.

d) Investments in unquoted equity shares of the following companies do not possess number of shares as per the laws of their respective countries.

1. Dr. Reddy's Farmaceutica Do Brasil Ltda
2. Kunsham Rotam Reddy Pharmaceutical Co. Ltd.

10. a) Deferred Revenue Expenditure represents contributions to research organisations; product development expenses are amortised over a period of 5 years.

b) ADR issue expenses classified under "Miscellaneous expenditure" will be adjusted from the share premium on completion of the issue.

11. Long-term deposit represents deposit offered as security against brand acquisition to corporate bodies.

12. The names of the small scale industrial undertakings to whom the Company owes a sum exceeding Rs 1 million which is outstanding for more than 30 days are as under:

a) Secunderabad Printed Cartons
b) Sree Deepthi Packing Industries
c) Tirumala Comprints Pvt. Ltd.
d) Class Packaging
e) Dakshin Packaging Pvt. Ltd.
f) Milan Art Printers
g) Indras Agencies Ltd.
h) Srikals Graphics

13. The Company is providing leave encashment benefit on accrual basis based on actuarial valuation as against the past practice of accounting the same on payment basis. Consequent to the change, the charge for the year is higher and profit for the year is lower to the extent of Rs 32.9 million.

14. Profit & Loss Account

a) Managerial Remuneration

The Working Directors were paid the following remuneration during the year:

	Chairman		**Vice-Chairman***		**Managing Director**		**Executive Director@**	
	2000-2001	**1999-2000**	**2000-2001**	**1999-2000**	**2000-2001**	**1999-2000**	**2000-2001**	**1999-2000**
Salary (Substantial)	1.2	1.2	0.6	–	0.7	0.7	0.3	0.7
Commission	31.8	10.9	15.8	–	15.7	5.2		5.2
Other perquisites	0.9	1.0	0.6	–	0.6	0.6	0.2	0.6
Total	**34.0**	**13.1**	**17.0**	–	**17.0**	**6.5**	**0.5**	**6.5**

Computation of Net Profits under Section 309(5) of the Companies Act, 1956, and the commission payable to Working Directors.

(Rs million)

		2000-2001	1999-2000
Profit as per Profit & Loss Account		1,444.7	603.2
Add:			
Provision for Income Tax		310.8	65.0
Provision for Wealth Tax		0.4	0.3
Director's Sitting Fees		0.1	0.1
Provision for diminution in value of Investments		0.2	
Managerial remuneration including commission		72.6	26.2
Loss on sale of fixed assets		–	
Depreciation		425.1	130.6
	(A)	2,253.9	825.3
Deduct:			
Depreciation under Section 350 of the Companies Act, 1956 #		425.1	172.7
Profit on Sale of Assets		14.3	(1.7)
	(B)	439.5	171.1
Profit available for commission to Directors	(A-B)	1,814.4	654.2
Commission to Working Directors @ 4% (2:1:1)		72.6	26.2

Commission to working directors is restricted to Rs 68 million which was arrived at without considering financial results of erstwhile American Remedies Ltd.

* The appointment of, and remuneration payable to, the Vice-Chairman for the year with effect from January 1, 2001, is subject to shareholders' approval.

The Company depreciates fixed assets based on estimated useful lives. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by the Companies Act, 1956.

@ No commission is provided to the Executive Director who ceased to be a director w.e.f. July 28, 2000 as per agreed terms.

b) Retrenchment Compensation

During the year, the workers of erstwhile American Remedies Ltd. in Ambattur and Alathur factories were retrenched and the amount of compensation paid to them (including leave salary and notice period) is Rs 12 million.

c) General Expenses

General expenses include Rs 22.3 million (previous year Rs 9.7 million) towards donations not being to political parties.

d) Gain on Account of Foreign Exchange Fluctuation (net)

Gain on account of foreign exchange fluctuation (net) of Rs 67.8 million (previous year Rs 3 million) has been adjusted to the respective heads of account in the Profit & Loss Account.

e) Raw Material Consumption

Raw material consumption includes Rs 10.7 million (previous year Rs 15 million) being stocks written off and an amount of Rs 60.3 million (previous year Rs 15.9 million) being sale of raw materials.

f) Depreciation

During the year, the Company has revised the rates of depreciation based on estimated useful life of assets against the past practice of providing depreciation at rates prescribed under Schedule XIV of the Companies Act, 1956, and has recomputed the depreciation on these assets from the date of commissioning. Consequent to this, there is an additional charge of depreciation during the year of Rs 328.6 million due to the said change which relates to previous years and an equivalent amount has been withdrawn from the General Reserve and credited to the Profit & Loss Account. Had there been no change, the charge for the year would have been lower by Rs 120.5 million. Consequently the Net Block of fixed assets and the Reserves and Surplus are lower by Rs 449.2 million.

g) Prior period items

Adjustment in respect of income and expenditure not relating to the year of account is Rs 1.7 million (net) (previous year Rs 1.2 million).

15. The Information required as per clause 4(c) and (d) and notes thereon of part II of Schedule VI of the Companies Act, 1956 (as certified by the Management)

	2000-2001	1999-2000
a) Annual Capacities		
1. **Class of Goods Manufactured :**		
Bulk Drugs (TPA)		
Formulations (million units)		
Diagnostic Reagents & Kits (units)		
2. **Licensed Capacity :**		
Bulk Drugs (TPA)	6,941	1,391
Formulations (million units)	6,023	2,423
Diagnostic Reagents & Kits (units)	600,000	600,000
3. **Installed Capacity :**		
Bulk Drugs (TPA)	3,270	828
Formulations (million units)	5,433	1,458
Diagnostic Reagents & Kits (units)	600,000	600,000
4. **Actual Production :**		
Bulk Drugs (TPA)	2,363	597
Formulations (million units)*	2,019	1,318
Diagnostic Reagents & Kits (units)	149,439	435,730

* Includes 202.66 (162.48) mn units production on loan licencing basis from outside parties and 257.51 mn units of commercial batches and 11.80 Mn units of validation batches.

b) Raw Material Consumed during the Year

	2000-2001		1999-2000	
	Quantity Kgs	**Value (Rs million)**	**Quantity Kgs**	**Value (Rs million)**
Cyclopropylamine	144,106	73.4	101,478	54.0
Acetophenone	705,450	209.1	405,402	130.6
Piperazine Anhydrous	412,250	38.1	344,375	50.2
Others		2,500.9		1,167.7
Total		**2,821.6**		**1,402.4**

c) **Particulars of Production, Sales & Stock**

	Opening Stock**		Production	Purchases	Sales		Closing Stock	
	Qty	Value (Rs million)	Qty	Trading Units	Qty	Value (Rs million)	Qty	Value (Rs million)
1. Bulk Drugs (TPA)	**38**	**44.2**	**2,363**	**30**	**2,322***	**4,314.7**	**109**	**135.3**
	45	136.4	597	0.00	628	1,619.2	13	30.4
2. Formulations (million)	**326**	**303.9**	**2,019**	**460**	**72,702**	**5,422.2**	**239**	**349.6**
	136	143.0	1,318	80	1,259	3,193.5	275	245.2
3. Reagent Kits,controls standards and analytical reagents	**17,101**	**13.5**	**149,439**	**25,279**	**177,600**	**104.2**	**14,219**	**8.2**
4. Diagnostic machinery and kits (units)	21,835	9.0	435,730	21,547	462,011	117.5	17,101	13.5

Note: * Includes captive consumption Bulk Drugs 146.66 TPA (previous year 114.38 TPA).

** Including the stocks of erstwhile M/s Cheminor Drugs Limited and American Remedies Ltd.

d) **Foreign Exchange Transactions**

(Rs million)

	2000-2001	**1999-2000**
1. Value of imports on C.I.F. basis: Raw materials	1,015.9	550.4
2. Value of imports on C.I.F. basis: Capital equipment	86.9	51.6
3. Expenditure in Foreign Currency:		
a) Travelling Expenses	13.9	9.6
b) Trademarks and Patents	–	0.1
c) Equity participation	–	52.2
d) Interest on ECB	52.3	6.3
f) Others	386.0	162.4
4. Remittance in FC on account of dividend		
Number of shares	2,000,000	
Number of shareholders	1	
Amount	6	
Relating to the year	1999-2000	
5. Earnings in foreign currency (F.O.B. basis)	4,296.4	1,306.4
6. Earnings in foreign currency (Dividend)	13.0	9.6
7. Repayment of principal to EXIM Bank (ARL)	135.3	

e) **Raw Materials & Stores, Chemicals, Spares & Packing Materials consumed during the year:**

(Rs million)

	2000-2001		1999-2000	
Particulars	**Amount**	**%**	**Amount**	**%**
Raw Materials				
Imported	841.1	30	577.4	41
Indigenous	1,980.4	70	825.0	59
Total	**2,821.6**	**100**	**1,402.4**	**100**
Stores, Chemicals, Spares & Packing				
Imported		0	53.4	27
Indigenous	295.2	100	147.5	73
Total	**295.2**	**100**	**200.9**	**100**

16. Previous year's figures have been regrouped wherever necessary. However, in view of amalgamation of erstwhile CDL and ARL with the Company taking effect during the year, the figures of the current year are not comparable with the figures of the previous year.

17. Rupees have been rounded off to the nearest million.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : July 31, 2001

on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

Satish Reddy
Managing Director & COO

Dr. Omkar Goswami
Director

V S Vasudevan
Chief Financial Officer

Santosh Kumar Nair
Company Secretary

Cash Flow Statement

for the year 2000-2001

(Rs million)

Particulars		2000-2001		1999-2000
A. Cash Flow from Operating Activities				
Net profit before Tax and Extra-ordinary items		1,755.5		668.2
Adjustment for:				
Depreciation	425.0		130.7	
Long-term deposits	22.8		22.8	
Loss on sale of investments	-		0.2	
Provision for doubtful debts	12.5		–	
Interest received	(6.3)		(8.5)	
Dividend received	(18.0)		(13.9)	
Preliminary exp. written off	0.1		–	
Loss/Profit on sale of assets	9.1		1.7	
Interest paid	402.8		140.7	
		848.0		273.7
Operating Profit before Working Capital Changes		2,603.5		941.9
Adjustment for:				
Trade & Other receivables	(331.1)		139.4	
Inventories	(294.5)		41.4	
Loans and advances	(294.0)		(133.2)	
Trade payables	(48.0)		(123.2)	
		(967.6)		(75.6)
Cash Generated from Operations		1,635.9		866.3
Interest paid	(402.8)		(140.7)	
Direct taxes paid	(272.3)		(102.8)	
		(675.1)		(243.5)
Net Cash from Operating Activities		**960.8**		**622.8**
B. Cash Flow from Investing Activities				
Purchase of fixed assets	(439.1)		(249.5)	
Sale of fixed assets	70.9		1.7	
Deferred R&D expenditure on marketing development	53.5		(61.9)	
Deferred R&D expenditure on product development	(192.5)		(46.4)	
Purchase/Sale of investments (net)	(240.1)		(807.6)	
Interest received	6.3		8.5	
Dividend received	18.0		13.9	
		(723.0)		(1,141.3)
Net Cash used in Investing Activities		**(723.0)**		**(1,141.3)**

C. Cash Flow from Financing Activities

Repayment of debentures	(3.0)		–	
Bank borrowings	(405.8)		323.7	
Dividend paid	(138.3)		(88.2)	
Increase or decrease in unsecured loans	208.2		313.3	
		(338.9)		548.8
Net Cash used in Financing Activities		**(338.9)**		**548.8**
Net Increase/Decrease in cash equivalents		(101.1)		30.3
Opening Cash and Bank Balance		295.4		188.8
Closing Cash and Bank Balance		194.3		219.1

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : July 31, 2001

on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Executive Vice Chairman & CEO

Satish Reddy
Managing Director & COO

Dr. Omkar Goswami
Director

V S Vasudevan
Chief Financial Officer

Santosh Kumar Nair
Company Secretary

Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No.	: 4507	State Code	: 01
Balance Sheet Date	: 31 (Date) 03 (Month) 01 (Year)		

2. Capital raised during the Year (Amount in Rs million)

Public Issue	: NIL	Right Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs million)

Total Liabilities	: 9286.9	Total Assets	: 9286.9

Sources of Funds:

Paid-up Capital	: 0316.5	Reserves and surplus	: 5216.1
Secured Loans	: 2461.7	Unsecured loans	: 1292.6

Application of Funds:

Net Fixed Assets	: 3310.1	Investments	: 789.8
Net Current Assets	: 4241.4	Miscellaneous Exp.	: 945.6

4. Performance of the Company (Amount in Rs million)

Turnover	: 10016.0	Total Expenditure	: 8260.5
Profit Before Tax	: 1755.5	Profit After Tax	: 1444.7
Earning per Share in Rs	: 45.73	Dividend rate %	: 40.00

5. Generic Names of Three Principal Product/Services of Company (as per the monetary terms)

Item Code No. (ITC Code)	: 29419003	Item Code No. (ITC Code)	: 29420001
Product Description	: CIPROFLOXACIN HYDROCHLORIDE	Product Description	: NORFLOXACIN
Item Code No. (ITC Code)	: 30049038		
Product Description	: OMERPRAZOLE		

Statement pursuant to Section 212 of the Companies Act, 1956 relating to subsidiary companies

Name of the Subsidiary	DRL Investments Limited	Compact Electric Limited	Reddy Pharma-ceuticals Hong Kong Limited	OOO JV Reddy Biomed Limited	Reddy Antilles N.V.	Reddy Netherlands B.V.	Reddy Pharma-ceuticals Singapore Pte. Ltd.	Reddy US Therapeutics Inc.	Reddy Cheminor Inc.	Reddy Cheminor S.A.	Cheminor Investments Limited
The financial year of the subsidiary company ended on	31.03.2001	31.03.2001	31.12.2000	31.12.2000	31.12.2000	31.12.2000	31.12.2000	31.12.2000	31.03.2001	31.03.2001	31.03.2001
Number of shares in the subsidiary company held by Dr. Reddy's Laboratories Limited at the above date											
Equity Shares	100	7,999,300	1,162,500	380,000	500,000	***(1)	****(2)	*****(3)	US$ 401,000	E4,000,000	150,000
Preference Shares		700,070									
Equity Holding	96.15%	99.99%	100%	76%	100%	***(1)	****(2)	*****(3)	100%	99.46%	100%
Preference Holding		100%									
The net aggregate of profits (losses) of the subsidiary company for its financial year so far as they concern the members of Dr. Reddy's Laboratories Limited											
a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2001	(19.772)	(8,373,822)	US$ 89,964	Roubles 10,818,000	US$ (1,247,610)	NLG (344,670)	S$ 12,953	US$ (1,110,884)	US$ (4,141,513)	E (144,335,64)	Rs 79,954
The net aggregate of profits (losses) of the subsidiary company for its previous financial year so far as they concern the members of Dr. Reddy's Laboratories Limited											
a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2000.	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Name of the Subsidiary	DRL Investments Limited	Compact Electric Limited	Reddy Pharma-ceuticals Hong Kong Limited	OOO JV Reddy Biomed Limited	Reddy Antilles N.V.	Reddy Netherlands B.V.	Reddy Pharma-ceuticals Singapore Pte. Ltd.	Reddy US Therapeutics Inc.	Reddy Cheminor Inc.	Reddy Cheminor S.A.	Cheminor Investments Limited
b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended March 31, 2000	(18,788)	(1,738,897)	US$ 63,062	Roubles 791,000	US$ 1,373,669	NLG 155,769	S$ (253,403)	–	US$ 253,230	–	Rs 77,417
Changes in the interest of Dr. Reddy's Laboratories Limited, between March 31, 2000 and March 31, 2001.											
Material changes between March 31, 2000 and March 31, 2001.											

Note: ***1. Reddy Netherlands B.V. is step-down subsidiary of Reddy Antilles N.V. which in turn is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited.

****2. Reddy Pharmaceuticals Singapore Pte. Ltd. is a step-down subsidiary of Reddy Antilles N.V. which in turn is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited.

*****3. Reddy US Therapeutics Inc is a step-down subsidiary of Reddy Antilles N.V. which in turn is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited.

Directors' Report

Your Directors have pleasure in presenting the fourteenth Annual Report of the Company for the year ending March 31, 2001.

Financial Results **(Rupees)**

	Year Ended 31.03.2001	Year Ended 31.03.2000
Income	–	1,284
Gross Profit/(Loss)	(2,625)	(1,641)
Depreciation	17,147	17,147
Profit/(Loss) before Tax	(19,772)	(18,788)
Net Profit/(Loss) for the year	(19,772)	(18,788)

Board of Directors

Mr. G V Prasad, Director of the Company, retires by rotation in the ensuing Annual General Meeting and is eligible for reappointment.

Auditors

M/s. A Ramachandra Rao & Co. Chartered Accountants, the present Auditors of the Company will retire at the forthcoming Annual General Meeting and are eligible for re-appointment.

Particulars Regarding Energy Conservation Etc.

The information regarding Energy conservation and Technology Absorption required to be disclosed under Section 217 (1) (e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of the Directors) Rules, 1988 is not given as the same is not applicable to your Company.

Particulars of Employees

There is no employee in the Company who is drawing a salary of Rs 50,000 per month or Rs 600,000 per annum and above. Hence no particulars of employees is annexed hereto as required under sub-section (2A) of Section 217 of the Companies Act, 1956.

Directors' Responsibility Statement

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as follows :

i) In the preparation of annual Accounts the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the Financial Year 2000-2001 and of the loss of the Company for that period.

iii) We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and/or preventing and detecting fraud and other irregularities;

iv) We have prepared the annual Accounts on a going concern basis.

Acknowledgments

Your Directors wish to express their gratitude to all the concerned for the excellent co-operation extended to the Company during the year.

for and on behalf of the Board

Place : Hyderabad
Date : May 30, 2001

Dr. K Anji Reddy
Chairman

Auditors' Report

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746

To
The Members of
M/s. DRL Investments Limited

We have audited the attached Balance Sheet of M/s. DRL Investments Limited, as at March 31, 2001 and the Profit and Loss Account for the year ended as on date annexed thereto and report that :

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by Company Law Board in terms of Sec. 227 (4A) of the Companies Act, 1956, we enclose in the annexure a Statement on the matters specified in paragraph 4 and 5 of the said Order.
2. Further to our comments in the annexure referred to in paragraph (1) above, we state that :
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of account as required by law have been maintained by the Company so far as appears from our examination of such books of the Company.
   c) The Balance Sheet and the Profit and Loss Account dealt with by this Report are in agreement with the Books of Account of the Company.
   d) In our opinion the Profit and Loss Account and the Balance Sheet comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956.
   e) On the basis of the written representations from the Directors, taken on record by the Board of Directors, none of the Directors is disqualified as at March 31, 2001 from being appointed as a Director under Section 274 (1)(g) of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said Accounts read with Notes appearing in Schedule 3.00 gives the information required by the Companies Act, 1956, in the manner so required and gives a true and fair view :
      i) In so far as it relates to the Balance Sheet, of the state of affairs of the Company at at March 31, 2001, and
      ii) In so far as it relates to the Profit and Loss Account, of the loss of the Company for the year ended on that date.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : May 30, 2001

A Ramachandra Rao
Partner

Annexure to Auditors' Report

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have been physically verified by the Management during the year and to the best of our knowledge no serious discrepancies have been noticed on such verifications.

2. None of the fixed assets have been revalued during the year.

3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register required to be maintained under Section 301 and 370(1-C) of the Companies Act, 1956.

4. The Company has not granted any loans to companies, firms or other parties listed in the registers maintained under Section 301 and 370(1-C) of the Companies Act, 1956.

5. Loans and advances in the nature of loans given by the Company, where stipulations have been made, parties are repaying the principal amounts as stipulated and are regular in payment of interest wherever applicable.

6. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of assets.

7. The Company has not accepted any deposits from the public during the year.

8. As the paid up capital of the Company is less than Rs 25 lakh, there is no formal internal audit system.

9. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2001 for a period of more than six months from the date they became payable.

10. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to the Revenue Account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

11. Item Nos. (iii), (iv), (v), (vi), (xi), (xii), (xiv), (xvi), (xvii), (xx) specified under clause A and item No. (ii), (iii) and (iv) specified under clause D of Paragraph 4 of the said Order are not applicable in the case of this Company.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : May 30, 2001

A Ramachandra Rao
Partner

Balance Sheet

as at March 31, 2001

(Rupees)

	Schedules	Year ended March 31, 2000	Year ended March 31, 2001
A. SOURCE OF FUNDS			
1. Shareholders' Funds			
a) Share Capital	1.01	1,840	1,840
b) Surplus in Profit and Loss Account		280,320	300,092
2. Loan Funds			
Unsecured Loans	1.02	3,141,941	3,141,941
3. Current Liabilities and Provisions	1.03	9,625	7,000
Total		**3,433,726**	**3,450,873**
B. APPLICATION OF FUNDS			
1. Fixed assets	1.04		
a) Gross Block		1,272,625	1,272,625
b) Less: Depreciation		111,291	94,144
		1,161,334	1,178,481
2. Current Assets, Loans & Advances	1.05	2,272,392	2,272,392
Total		**3,433,726**	**3,450,873**

Schedule Nos. 1.01 to 1.05 and Notes 1 and 3 of Schedule 3.00 are an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Director

Profit and Loss Account

year ended March 31, 2001

(Rupees)

	Schedules	Year ended March 31, 2001	Year ended March 31, 2000
A. INCOME			
Dividend		–	1,284
Total		–	**1,284**
B. EXPENDITURE			
Administrative Expenses	2.01	2,625	2,925
Depreciation		17,147	17,147
Total		**19,772**	**20,072**
Profit/(Loss) before Tax		(19,772)	(18,788)
Profit/(Loss) for the year		(19,772)	(18,788)
Balance as per last Balance Sheet		300,092	318,880
Balance carried forward to Balance Sheet		**280,320**	**300,092**

Schedule No. 2.01 and Notes 3 to 5 of Schedule 3.00 form an integral part of the Profit and Loss Account and should be read in conjunction therewith.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Director

(Rupees)

	As at March 31, 2001	As at March 31, 2000

SCHEDULE 1.01

SHARE CAPITAL

Authorised		
49,000 Equity Shares of Rs 10 each	490,000	490,000
100, 12% Cumulative Redeemable Preference Shares of Rs 100 each	10,000	10,000
	500,000	**500,000**
Issued, Subscribed and Paid up		
104 Equity shares of Rs 10 each fully paid up, of this 100 shares are held by Dr. Reddy's Laboratories Ltd.	1,040	1,040
8, 12% Cumulative Redeemable Preference Shares of Rs 100 each fully paid up	800	800
Total	**1,840**	**1,840**

SCHEDULE 1.02

UNSECURED LOANS

From Dr. Reddy's Laboratories Ltd. (Holding Company)	3,141,941	3,141,941
Total	**3,141,941**	**3,141,941**

SCHEDULE 1.03

CURRENT LIABILITIES & PROVISIONS

1. Creditors	7,625	5,000
A) For Expenses	–	–
B) For Others	2,000	2,000
Total	**9,625**	**7,000**

SCHEDULE 1.04

FIXED ASSETS

(Rupees)

Description	Gross Block (Cost) As at March 31, 2000	Gross Block (Cost) Additions during the year	Gross Block (Cost) As at March 31, 2001	Depreciation As at March 31, 2000	Depreciation For the year	Depreciation As at March 31, 2001	Net Block As at March 31, 2001	Net Block As at March, 2000
Land	220,661	–	220,661	–	–	–	220,661	220,661
Buildings	1,051,964	–	1,051,964	94,144	17,147	111,291	940,673	957,820
Total	**1,272,625**	–	**1,272,625**	**94,144**	**17,147**	**111,291**	**1,178,481**	**1,161,334**
Previous Year Total	1,272,625	_	1,272,625	76,997	17,147	94,144	1,178,481	–

	As at March 31, 2001	As at March 31, 2000
		(Rupees)

SCHEDULE 1.05

CURRENT ASSETS, LOANS & ADVANCES

	As at March 31, 2001	As at March 31, 2000
A. Current Assets		
1. Balance with Scheduled Banks		
1) In Current Accounts	331,108	331,108
2) Cash balance in hand	48	48
	331,156	**331,156**
B. Loans and Advances		
(Unsecured considered good)		
1. Advances recoverable in cash or in kind of value to be received	1,941,236	1,941,236
Total	**2,272,392**	**2,272,392**

SCHEDULE 2.01

ADMINISTRATIVE EXPENSES

	As at March 31, 2001	As at March 31, 2000
1. Filing fee	–	240
2. Bank charges	–	60
3. Auditors' remuneration: Audit Fees	2,625	2,625
Total	**2,625**	**2,925**

SCHEDULE 3.00

NOTES TO THE ACCOUNTS

1. **Significant Accounting Policies**

   i) **Fixed Assets**

   Fixed assets are stated at cost less depreciation. Depreciation has been calculated on the fixed assets of the Company on Straight Line Method as per the rules specified in Schedule XIV of the Companies Act, 1956.

   ii) **Revenue recognition of Income and Expenditure**

   All interest income and expenditure are accounted on accrual basis except where stated otherwise.

2. The 12% Cumulative Redeemable Preference Shares are redeemable at par on or before August 17, 2001. Arrears of Preference Dividend is Rs 1,344 (previous year Rs 1,248).
3. Additional information pursuant to Clause 4 (c) and (d) of Part II, Schedule VI of the Companies Act, 1956 is not applicable.
4. Provision for tax is not made in the absence of taxable profits.
5. Previous year figures are re-grouped and re-classified wherever necessary to confirm the classification adopted for the current year.
6. Figures are rounded off to the nearest Rupee.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Chairman

G V Prasad
Director

Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No.	: 01-6695	State Code	: 01
Balance Sheet Date	: 31 (Date) 03 (Month) 01 (Year)		

2. Capital Raised during the Year (Amount in Rs million)

Public Issue	: NIL	Right Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs million)

Total Liabilities	: 3434	Total Assets	: 3434

Sources of Funds:

Paid up Capital	: 2	Reserves and surplus	: 280
Secured Loans	: NIL	Unsecured loans	: 3142

Application of Funds

Net Fixed Assets	: 1161	Investments	: NIL
Net Current Assets	: 2263	Miscellaneous Exp.	: NIL

4. Performance of the Company (Amount in Rs million)

Turnover	: NIL	Total Expenditure	: 20
Profit Before Tax	: (20)	Profit After Tax	: (20)
Earning per Share in Rs	: NIL	Dividend rate %	: NIL

5. Generic Names of Three Principal Product/Services of Company (as per the monetary terms)

Item Code No. (ITC Code)	: NIL
Product Description	: NIL

Directors' Report

Your Directors present the fifth Annual Report along with the audited Accounts for the year ended March 31, 2001.

Financial Results

(Rs million)

	Year ended March 31, 2001	**Year ended March 31, 2000**
Sales and other income	61.02	21.48
Profit/(Loss) from operations before Interest and depreciation	0.61	(8.27)
Less: Interest	0.59	0.54
Profit/(Loss) before Depreciation	0.02	(8.81)
Less: Depreciation	8.39	8.22
Net Profit/(Loss) carried forward to Balance Sheet	**(8.37)**	**(17.04)**

Performance & Prospects

Your Directors are happy to inform you that the Company was able to register cash profits during the year. The marketing efforts of the past years have yielded fruits with the exports increasing from Rs 21.49 million to Rs 61.02 million, a growth of over 183% with a cash profit.

The Company has taken initial steps to market its products in other countries in Latin America, Africa and the Middle East, etc. during the next financial year. The Company is also seeking approval for marketing up to 25% of the total sales in the Domestic Tariff Area. These efforts are likely to ensure that the Company improves performance during the next few years.

Directors

Dr. K Anji Reddy retires by rotation at the ensuing Annual General Meeting and being eligible offers himself for re-appointment.

Personnel

There are no employees in the Company who are drawing a salary of Rs 50,000 per month or Rs 600,000 per annum and above.

Conservation of energy, etc.

The prescribed details as required under Section 217 (1)(e) of the Companies Act, 1956 are set out.

Acknowledgement

We wish to express our sincere appreciation for the co-operation extended to the Company by the various Central and State Government departments and by the Bankers. We also wish to thank the customers and suppliers for their continued co-operation to the Company during the year. Finally, our thanks are due to the employees of the Company at all levels for the dedication and sense of commitment shown by them.

for and on behalf of the Board

Place : Hyderabad
Date : May 30, 2001

Satish Reddy
Director

Auditors' Report

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746

To
The Members of
M/s. Compact Electric Limited
Hyderabad

We have audited the attached Balance Sheet of **M/s. Compact Electric Limited,** as at March 31, 2001 and the Profit and Loss Account for the year ended as on date annexed thereto and report that:

1. As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by Company Law Board in terms of Sec. 227 (4A) of the Companies Act, 1956, we enclose in the annexure a Statement on the matters specified in paragraph 4 and 5 of the said Order.
2. Further to our comments in the annexure referred to in paragraph (1) above, we state that:
   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.
   b) In our opinion, proper books of accounts as required by law have been maintained by the Company so far as appears from our examination of such books of the Company.
   c) The Balance Sheet and the Profit and Loss Account dealt with by this Report are in agreement with the Books of Accounts of the Company.
   d) In our opinion the Profit and Loss Account and the Balance Sheet comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956.
   e) According to the declaration received from directors, stating that they are not disqualified on record by the Company, we state that none of the directors are disqualified as per sub-section 1 (g) of Section 274 of the Companies Act, 1956.
   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts, read with the Notes appearing in Schedule N give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view:
      i) In so far as it relates to the Balance Sheet, of the state of affairs of the Company as at March 31, 2001 and
      ii) In so far as it relates to the Profit and Loss Account, of the loss of the Company for the year ended on that date.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

Annexure to Auditor's Report

(Referred to in paragraph (1) of our report of even date)

1. The Company is in the process of compiling proper records showing full particulars including quantitative details and location of fixed assets. All the fixed assets have been physically verified by the Management during the year and to the best of our knowledge no serious discrepancies have been noticed on such verification.
2. None of the fixed assets have been revalued during the year.
3. The stocks of finished goods, stores, spare parts and raw materials have been physically verified during the year by the Management. In our opinion, the frequency of verification is reasonable.
4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and the nature of its business.
5. The discrepancies noticed on verification between the physical stocks and the book records were not material and have been properly dealt with in the books of account.
6. On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles.
7. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the Register required to be maintained under Sections 301 and 370(1-C) of the Companies Act, 1956.
8. The Company has not granted any loans to companies, firms or other parties listed in the registers maintained under Sections 301 and 370(1-C) of the Companies Act, 1956.
9. The company has not given loans and advances in the nature of loans to any parties excepting staff of the Company who are repaying the principal as stipulated.
10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipment, other assets and with regard to the sale of goods.
11. In our opinion and according to the information and explanations given to us, the Company has not purchased any stores, raw materials and components exceeding Rs 50,000 in value of each type thereof from firms, companies or parties in which the directors are interested during the year.
12. As explained to us, the Company has a regular procedure for the determination of unserviceable or damaged stores, raw materials and components and necessary adjustments for the loss has been made in the accounts.
13. The Company has not accepted any deposits from the public during the year.
14. In our opinion, reasonable records have been maintained by the Company for sale and disposal of realisable scrap wherever significant. There is no by product, arising out of the manufacturing process of the Company.
15. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.
16. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima facie the prescribed accounts and records have been maintained. We have not however made a detailed examination of the records with a view to determining whether they are accurate or complete.
17. According to the records of the Company, Provident Fund and Employees' State Insurance dues have been regularly deposited during the year with the appropriate authorities.
18. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2001 for a period of more than six months from the date they became payable.
19. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.
20. The Company is not a Sick Industrial Company within the meaning of clause (o) of sub-section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Amendment Act, 1993.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : May 30, 2001

A Ramachandra Rao
Partner

Balance Sheet

as at March 31, 2001

(Rupees)

	Schedules	2000-2001		1999-2000	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
Share Capital	A	150,007,000		150,007,000	
Share Application Money		4,200	150,011,200	4,200	150,011,200
2. Loan Funds					
Secured Loans	B	5,173,100		5,265,846	
Unsecured Loans	C	116,474,072	121,647,172	88,058,696	93,324,542
Total			**271,658,372**		**243,335,742**
II. APPLICATION OF FUNDS					
1. Fixed Assets	D				
a. Gross Block		176,594,652		173,805,502	
b. Less: Depreciation		37,740,474		29,596,307	
c. Closing WDV		138,854,178		144,209,195	
d. Capital Work-in-progress		559,023	139,413,201	559,023	144,768,218
2. Current Assets, Loans and Advance	E				
a. Inventories		45,830,285		33,572,888	
b. Cash and Bank Balances		4,423,283		5,141,489	
c. Sundry debtors		11,158,379		3,248,374	
d. Other Current Assets		34,311		24,149	
e. Loans and Advances		8,914,425		1,614,948	
		70,360,683		43,601,848	
Less: Current Liabilities and Provisions	F				
a. Liabilities		5,533,645		4,359,623	
b. Provisions		402,723		267,520	
		5,936,368		4,627,143	
Net Current Assets			64,424,315		38,974,705
Miscellaneous Expenditure (To the extent not written off or adjusted)	G		1,053,177		1,198,962
Profit and Loss Account (Balance as per annexed account)			66,767,679		58,393,857
Total			**271,658,372**		**243,335,742**

Schedule A to G and N form an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Chairman

Satish Reddy
Director

V S Suresh
Company Secretary

Profit and Loss Account

year ended March 31, 2001

(Rupees)

	Schedules	2000-2001	1999-2000
INCOME			
Sales		60,788,880	21,460,965
Interest Income		54,430	24,149
Other Income		180,579	2,433
Total		**61,023,889**	**21,487,547**
EXPENDITURE			
Material consumed	H	41,665,128	27,185,529
Manufacturing expenses	I	7,812,228	1,704,063
Salaries, Wages and Other Benefits	J	5,647,724	3,744,977
Administrative, Selling and Other Charges	K	13,004,602	5,787,309
Interest and Finance Charges	L	593,553	542,022
Depreciation		8,391,433	8,224,482
(Increase in Stock)/Decrease in Stock	M	(7,716,957)	(8,661,938)
Total		**69,397,711**	**38,526,444**
Net Loss for the year		(8,373,822)	-17,038,897
Add: Brought forward loss as per last Balance Sheet		-58,393,857	-41,354,960
Total amount carried to Balance Sheet		**(66,767,679)**	**-58,393,857**

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 30, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Chairman

Satish Reddy
Director

V S Suresh
Company Secretary

(Rupees)

	As at March 31, 2001	As at March 31, 2000

SCHEDULE A

SHARE CAPITAL

Authorised		
12,000,000 Equity Shares of Rs 10/- each	120,000,000	120,000,000
1,300,000 15% Cumulative Redeemable Preference Shares of Rs 100/- each	130,000,000	130,000,000
Total	**250,000,000**	**250,000,000**

Issued, Subscribed and Paid up		
8,000,000 Equity Shares of Rs 10/- each fully paid up	80,000,000	80,000,000
700,070 15% Cumulative Redeemable Preference Shares of Rs 100/- each fully paid up [of the above, 7,999,300 Equity Shares and 700,070 redeemable Preference Shares are held by Dr. Reddy's Laboratories Limited (Holding Company)]	70,007,000	70,007,000
Total	**150,007,000**	**150,007,000**

SCHEDULE B

SECURED LOANS

Packing Credit from banks	5,173,100	5,265,846
Total	**5,173,100**	**5,265,846**

SCHEDULE C

UNSECURED LOANS

Loan from Dr. Reddy's Laboratories Ltd (Holding Company)	116,474,072	88,058,696
Total	**116,474,072**	**88,058,696**

SCHEDULE D

FIXED ASSETS SCHEDULE (April 1, 2000 to March 31, 2001)

(Rupees)

Particulars	Gross Block				Depreciation				Net Block	
	As at April 1, 2000	Additions	Sale/ Transfer	As at March 31, 2001	As at April 1, 2000	For the year	On sale/ transfer	As at March 31, 2001	As at March 31, 2001	As at March 31, 2000
Land and Site Development	4,317,895	–	–	4,317,895	–	–	–	–	4,317,895	4,317,895
Buildings	40,662,634	–	–	40,662,634	4,815,030	1,358,132	–	6,173,162	34,489,472	35,847,604
Plant and Machinery	116,146,645	2,976,750	–	119,123,395	22,045,898	6,257,850	–	28,303,748	90,819,647	94,100,747
Electrical Equipment	8,287,868	–	–	8,287,868	1,394,244	393,674	–	1,787,918	6,499,950	6,893,624
Furnitures and Fixtures	1,954,910	–	–	1,954,910	434,667	123,746	–	558,413	1,396,497	1,520,243
Office Equipment	1,747,455	152,832	–	1,900,287	674,591	216,995	–	891,586	1,008,701	1,072,864
Vehicles	688,095	345,873	686,305	347,663	231,878	41,036	247,267	25,647	322,016	456,217
Total	**173,805,502**	**3,475,455**	**686,305**	**176,594,652**	**29,596,307**	**8,391,433**	**247,267**	**37,740,474**	**138,854,178**	**144,209,194**
Previous year	172,576,494	1,373,408	144,400	173,805,502	21,402,858	8,224,482	31,794	29,596,307	144,209,194	151,173,636

(Rupees)

	As at March 31, 2001	As at March 31, 2000
SCHEDULE E		
CURRENT ASSETS, LOANS & ADVANCES		
A. Current Assets		
a) **Inventories** (as certified by the Management)		
Stores & Spares (at cost)	791,423	198,766
Raw Materials and Packing Materials (at cost)	16,999,673	10,915,870
Loose tools (at cost)	76,423	85,186
Raw Materials in transit	–	2,127,257
Work-in-process (at cost)	1,107,473	719,192
Finished Goods	26,855,293	19,526,617
	45,830,285	**33,572,888**
b) **Cash and Bank Balances**		
Cash in hand	6,924	4,498
Balances with scheduled bank		
In Current Accounts	2,966,146	351,278
In Fixed Deposits as Margin Money	1,450,213	4,785,713
	4,423,283	**5,141,489**
c) **Sundry Debtors** (considered good) Less than 6 months	**11,158,379**	**3,248,374**
d) **Other Current Assets**		
Interest accrued	**34,311**	**24,149**
e) **Loans and Advances**		
(Unsecured considered good; Advances recoverable in cash or kind or for value to be received)		
Advances for capital items	5,317,866	888,975
Advances for materials supply	2,838,681	111,435
Other Advances	263,925	212,479
Deposits	493,954	402,059
	8,914,426	**1,614,948**
Total	**70,360,683**	**43,601,848**

SCHEDULE F		
CURRENT LIABILITIES AND PROVISIONS		
A. Current Liabilities		
Sundry Creditors for		
Goods	4,021,853	2,828,132
Capital Items	402,887	621,887
Expenses	1,108,905	909,604
	5,533,645	**4,359,623**
B. Provisions		
Gratuity	402,723	267,520
Total	**402,723**	**267,520**

(Rupees)

	As at March 31, 2001	As at March 31, 2000
SCHEDULE G		
Miscellaneous Expenditure (to the extent not written off or adjusted)		
Preliminary Expenses	455,700	531,650
Deferred Revenue Expenditure	597,477	667,312
Total	**1,053,177**	**1,198,962**

(Rupees)

		March 31, 2001	Year ended March 31, 2000
SCHEDULE H			
MATERIAL CONSUMED			
Raw materials, Gases, and Packing Material			
Opening Stock	13,043,127		14,558,649
Add: Purchases	44,946,539		25,224,899
Less: Closing Stock			
Raw material & Packing material	16,999,673		13,043,127
		40,989,993	**26,740,421**
Stores and Spares			
Opening Stock	198,766		474,992
Add: Purchases	1,267,792		168,882
Less: Closing Stock	791,423	**675,135**	**198,766**
Total		**41,665,128**	**27,185,529**

SCHEDULE I

MANUFACTURING EXPENSES

		March 31, 2001		Year ended March 31, 2000
Power & Fuel		1,541,294		1,492,603
Coating for Capsules		5,976,718		–
Repairs and Maintenance				
Machinery	46,648		57,152	
Others	247,568	294,216	154,308	211,460
Total		**7,812,228**		**1,704,063**

SCHEDULE J

SALARIES, WAGES AND AMENITIES

	March 31, 2001	Year ended March 31, 2000
Salaries and Wages	5,064,960	3,267,941
Welfare Expenses	582,764	477,036
Total	**5,647,724**	**3,744,977**

(Rupees)

		March 31, 2001	Year ended March 31, 2000
SCHEDULE K			
ADMINISTRATION AND SELLING CHARGES			
Rent		97,600	78,150
Bank Charges & Commission		768,047	334,890
Insurance		453,910	510,778
Rates and Taxes		173,893	295,040
Printing and Stationery		124,612	39,067
Vehicle Maintenance		16,608	34,980
Postage, Telephone and Courier		600,203	505,294
Travelling and Conveyance		967,660	811,051
General Expenses		467,785	213,458
Legal and Professional Fees		182,301	278,810
Vehicle Hire Charges		1,130,121	676,054
Security Hire Charges		523,175	211,339
Loss on sale of Fixed Assets		216,038	–
Auditors' Remuneration			
Audit Fees		5,000	5,000
Tax audit fees		–	–
Other services		–	–
Out of pocket expenses		13,706	–
Freight		4,894,054	794,531
Agency Commission		2,224,103	853,082
Preliminary Expenses written off		75,950	75,950
Deferred Revenue Expenses		69,835	69,835
Total		**13,004,602**	**5,787,309**
SCHEDULE L			
INTEREST AND FINANCE CHARGES			
Interest on Working Capital		548,303	343,339
Interest Others		45,250	198,683
Total		**593,553**	**542,022**
SCHEDULE M			
INCREASE IN STOCK			
Opening Stock			
Work-in-process	719,192		167,225
Finished Goods	19,526,617		11,416,646
		20,245,809	11,583,871
Less: Closing Stock			
Work-in-process	1,107,473		719,192
Finished Goods	26,855,293		19,526,617
		27,962,766	20,245,809
INCREASE IN STOCK/(DECREASE IN STOCK)		**(7,716,957)**	**(8,661,938)**

SCHEDULE N

NOTES TO THE ACCOUNTS (for the period ended March 31, 2001)

1. **Significant Accounting policies**

   1.1 Accounting Conventions

   The Financial Statements have been prepared on historical cost convention under the accrual basis of accounting except for scrap sale proceeds. CST, TNGST and CENTRAL EXCISE DUTY reimbursement from Government is accounted on cash basis.

   1.2 Fixed Assets

   Fixed Assets are stated at cost less depreciation. Depreciation is calculated at the rates prescribed under Straight Line Method in Schedule XIV of the Companies Act,1956.

   1.3 Inventories

   Raw materials, stores and spares and work-in-process are valued at cost. Finished goods are valued at cost or net realisable value whichever is lower.

   1.4 Foreign Currency Transactions

   Foreign Currency Transactions are recognised as the books the spot rate on the date of transaction: the difference between the actual payment and the amount recognised in the books is charged to revenue in the case of current assets/liabilities and adjusted to carrying cost in the case of fixed assets, Where the transactions are not settled within the year, profit/losses arising on the restatement at year end rates are recognised in the Profit and Loss Account if related to current assets/liabilities. Such gains or losses in the case of transaction relating to fixed assets are adjusted in the carrying cost as already stated above.

   1.5 Treatment of Retirement Benefits

   Provision in respect of retirement benefits to employees is made on the basis that such benefits are payable at the end of the accounting year.

   1.6 Deferred Revenue Expenditure

   Deferred revenue expenditure is amortised over the expected period of future benefits.

2. **Contingent liabilities not provided for :**

(Rupees)

	As at March 31, 2001	As at March 31, 2000
i) Guarantee given by bank	1,349,500	1,270,000
ii) Bond executed in favour of Customs/Excise authorites	127,328,000	126,398,000
iii) Dividend on 15% redeemable Preference Shares	42,004,200	31,503,150
3. Claims against Company not acknowledged as debts	9,137,900	9,137,900

4. As the company is a registered 100% Export Oriented Unit, it is subject to the fulfilment of export obligation and value addition norms as per the Government of India policy. The period, within which the Company should have fulfilled the obligation, was to expire on 14.09.2001. However the Company has applied for and got an extension of such period for a further five years from the Govt. of India.

5 658,439 redeemable Preference Shares are to be redeemed on March 29, 2000. However the period of redemption has been extended for a period of further five years. Further 41,631 redeemable Preference Shares are to be redeemed on March 29, 2002.

6 Secured Loans: Packing credit facility is secured by a charge on all assets of the Company.

7. The Information required as per Clause 4 (C) and (D) Notes thereon of Part II or Schedule VI of the Companies Act, 1956 (as certified by the Management)

a) Annual Capacities	2000-2001	1999-2000
1. Class of goods manufactured		
Halogen Lamps H3, H4 & 9004		
2. Licensed Capacity		
H3 (in pieces)	480,000	480,000
H4 (in pieces)	480,000	480,000
9004 (in pieces)	480,000	480,000
3. Installed Capacity		
H3 (in pieces)	432,000	432,000
H4 (in pieces)	432,000	432,000
9004 (in pieces)	–	–
4. Actual Production		
H3 (in pieces)	870,364	149,928
H4 (in pieces)	1,094,273	1,081,313

b) Raw Materials, Gases and Packing Materials consumed during the year

	2000-2001		1999-2000	
	Qty	**Value (Rs)**	**Qty**	**Value (Rs)**
Filaments	3,217,456	5,246,726	2,167,140	4,845,027.1
Moly Pins	4,279,485	6,238,171	3,129,239	1,908,489.51
Molybdenum Mirror (pieces)	1,617,189	2,639,806	1,016,630	2,409,413.1
Body Tubes	102,486	4,021,384	78,568	4,676,745.42
Others		19,001,117		9,687,483
Gases		3,842,789		3,213,263
Total		**40,989,993**		**26,740,421**

c) Particulars of Production, Sales & Stock for the year 2000-2001

	Opening Stock		Production	Sales		Rejections	Closing Stock	
	Qty (Pieces)	**Value (Rs)**	**Qty (Pieces)**	**Qty (Pieces)**	**Value (Rs)**	**Qty (Pieces)**	**Qty (Pieces)**	**Value (Rs)**
1. H3 Lamps	339,910	2,046,548	675,094	439,535	18,455,597	14,025	561,444	4,631,144
2. H4 Lamps	888,817	17,480,069	1,094,273	1,093,852	32,620,783	22,422	866,816	19,862,626
3. H7 lamps	–	–	195,270	151,300	8,712,500	–	43,970	2,361,523
Total	**1,228,727**	**19,526,617**	**1,964,637**	**1,684,687**	**60,788,880**	**36,447**	**1,472,230**	**26,855,293**

d) Raw Materials, Gases, Packing Materials, Chemicals, Stores and Spares consumed during the year.

(Rs)

		2000-2001		1999-2000
		%		%
Raw Materials,Gases and Packing Material				
Imported	32,715,304	80	19,555,636	73
Indigenous	8,274,689	20	7,184,785	27
Total	**40,989,993**	**100**	**26,740,421**	**100**
Stores and Spares				
Imported	–	–	–	–
Indigenous	675,135	100	445,108	100
Total	**675,135**	**100**	**445,108**	**100**

8. **Foreign Exchange Transactions**

		2000-2001	1999-2000
a)	Value of Imports on CIF basis Raw Material	28,755,789	14,432,404
	Capital Equipment	29,676,750	236,422
b)	Expenditure in Foreign Currency		
	Others ("E" Mark, Books, Commission)	837,481	1,004,095
c)	Others	5,976,718	–
d)	Earnings in Foreign Currency		
	F.O.B. Value of Exports	60,788,880	21,465,241

9. Previous year's figures have been recasted/restated wherver necessary to conform to the classifications adopted for the current year.

10. Figures have been rounded off to the nearest rupee.

As per our report attached

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

on behalf of the Board

Satish Reddy
Director

V S Vasudevan
Director

V S Suresh
Company Secretary

Report of the Directors

The Directors herein present their report and the audited financial statements for the year ended December 31, 2000.

Principal activity

The Company's principal activity has not changed during the year and consists of trading in pharmaceuticals.

Results and Dividends

The Company's profit for the year ended December 31, 2000 and its state of affairs at that date are set out in the financial statements on the following pages.

The Directors recommended the payment of a Dividend of US$ 15,000.

Directors

The Directors of the Company during the year and up to the date of this Report were :

Kallam Anji Reddy
Kallam Satish Reddy
Vikram Bery
Gunupati Venkateswara Prasad

In accordance with the Company's Articles of Association, all the Directors retire and being eligible, offer themselves for re-election.

Directors' Interests

At no time during the year was the Company or its holding company a party to any arrangements to enable the Company's Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts

No Director had a significant beneficial interest in any contract of significance to the business of the Company to which the Company or its holding company was a party during the year.

Auditors

Ernst & Young retire and a resolution for their re-appointment as Auditors of the Company will be proposed at the forthcoming Annual General Meeting.

on behalf of the Board

Satish Reddy
Director

Place : Hong Kong
Date : May 9, 2001

Report of the Auditors

ERNST & YOUNG
Certified Public Accountants

10/F Tower 2, The Gateway
25-27 Canton Road
Kowloon, Hong Kong

Phone : 852 2956 1188
Fax : 852 2956 0118

To
The Members
Reddy Pharmaceuticals Hong Kong Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on the following pages which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and Auditors
The Companies Ordinance required the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company as of December 31, 2000 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Place : Hong Kong
Date : May 9, 2001

Balance Sheet

as at December 31, 2000

(US $)

	Note	2000	1999
CURRENT ASSETS			
Inventories	8	95,138	–
Cash at Bank		457,067	1,025,067
Interest receivable		26,662	10,979
Trade debtors		2,609,664	2,930,277
		3,188,531	**3,966,323**
CURRENT LIABILITIES			
Trade Creditors		415,208	238,980
Accounts payable and accrued expenses		3,718	2,702
Dividend payable		15,000	45,000
		433,926	**286,682**
NET CURRENT ASSETS		2,754,605	3,679,641
LONG TERM LIABILITIES			
Unsecured Loan	9	(943,867)	(1,943,867)
		1,810,738	1,735,774
SHAREHOLDERS' EQUITY			
Share Capital	10	1,500,000	1,500,000
Retained Profits		310,738	235,774
		1,810,738	**1,735,774**

Vikram Bery
Director

Satish Reddy
Director

Profit and Loss Account

year ended December 31, 2000

(US $)

	Note	Year ended December 31, 2000	April 1, 1999 to December 31, 1999
Turnover	3	2,016,597	1,226,664
Cost of sales		(1,851,436)	(1,169,688)
Gross Profit		165,161	56,976
Other Revenue		63,480	33,913
Administrative expenses		(138,677)	(27,827)
Operating Profit for the Year/Period	4	89,964	63,062
Dividend	7	(15,000)	(45,000)
		74,964	**18,062**
Retained Profits at beginning of Year/Period		235,774	217,712
Retained Profits at end of Year/Period		**310,738**	**235,774**

Note: Other than the net profit attributable to shareholders, the Company had no recognised gains or losses. Accordingly, a statement of recognised gains and losses is not presented in these financial statements.

1. PRINCIPAL ACCOUNTING POLICIES

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Foreign currency transactions

The Company's financial records are maintained and the financial statements stated in United States Dollars.

Foreign currency transactions are recorded at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are translated at the approximate market rates of exchange ruling at that date. Exchange differences are dealt with in the Profit and Loss Account.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Company as and when the revenue can be measured reliably on the following bases:

(a) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; and

(b) interest income on a time proportion basis.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

2. CORPORATE AFFILIATION AND RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Dr. Reddy's Laboratories Limited, a company incorporated in India, which is considered by the Directors to be the Company's ultimate holding company.

A portion of the Company's business is represented by transactions to which other members of the Dr. Reddy's Laboratories Limited group are parties and these financial statements reflect the effect of these transactions on the bases determined within the group. The significant transactions are summarised below:

(US $)

	2000	**1999**
Agency income received from Holding Company	2,350	2,500
Purchases of goods from Holding Company	1,789,253	1,130,866

The balances with related companies as at December 31, 2000 are listed as follows:

(US $)

	2000	**1999**
Holding company	(334,074)	825,829
Related companies	(547,141)	(376,079)
	(881,215)	**449,750**

3. TURNOVER AND REVENUE

Turnover represents the invoiced value of goods sold, net of discounts, commission paid, returns and other allowances.

The Company's turnover for the year arose from the following activities:

(US $)

	2000	1999
Sales of goods	2,016,597	1,226,664
Other income	9,507	6,555
Interest income	53,967	27,358
Realised exchange gains	6	–
Total revenue for the year/period	**2,080,077**	**1,260,577**

4. OPERATING PROFIT FOR THE YEAR

Operating profit for the year is arrived at after charging:

(US $)

	2000	1999
Auditors' remuneration	3,718	2,702

5. DIRECTORS' REMUNERATION

No director received any fees or emoluments in respect of their services during the year (1999: Nil).

6. TAXATION

No provision for Hong Kong profits tax has been made since the Company did not carry on any business in Hong Kong.

7. DIVIDENDS

(US $)

	2000	1999
Proposal final – US$ 0.00129 per ordinary share (1999: US$ 0.00387)	15,000	45,000

8. INVENTORIES

(US $)

	2000	1999
Finished goods	95,138	–

9. UNSECURED LOAN

The loan was granted by Reddy Antilles N.V. which is unsecured, interest free and shall be repayable in full on October 10, 2007.

10. SHARE CAPITAL

	2000	1999
Authorised		
12,000,000 ordinary shares of HK$ 1 each	HK$ 12,000,000	HK$ 12,000,000
Issued and fully paid		
11,625,000 ordinary shares of HK$ 1 each	HK$ 11,625,000	HK$ 11,625,000
	US$ 1,500,000	**US$ 1,500,000**

11. PLEDGE OF DEPOSIT

A deposit of US$ 30,000 is pledged to its banker in consideration of giving a guarantee to a customer.

12. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on May 9, 2001.

Directors' Report

We have pleasure in presenting the 6th Annual Report and the audited Statement of Accounts for the year ended December 31, 2000.

Financial Results

In 000 Roubles

	2000	**1999**
Income	531,814	284,017
Gross Profit	31,388	11,172
Profit Before Tax	17,955	9,775
Taxation	7,137	1,804
Net Profit (available for appropriations)	**10,818**	**7,971**

Review of Operations

Your Company has performed exceedingly well during the current year by stabilising the distribution network, which has been created in Russia. During the end of the year 2000, the Company changed the distribution policy and the key distributors started imports directly from India. The distribution strategy of creating a network with the leading distributors (Protek, Cia International, etc.) in Russia has paid off with the channelising activity being done directly by them. This strategy will help Dr. Reddy's Laboratories Ltd. in further establishing their major brands in the Russian Federation.

Auditors' Report

The Accompanying Auditors' Report confirms that the financial results have been prepared in conformity with the accounting practices of the Russian Federation. The Company intends to retain the present auditors for the FY 2001 also.

Acknowledgements

The Directors wish to place on record their appreciation of the wholehearted support received by the Company from various authorities and institutions including the Ministry of Health of the Russian Federation. The Directors are also thankful to the trust reposed in us by the medical fraternity during the year.

for and on behalf of the Board

Place : Moscow
Date : March 25, 2001

Managing Director

Auditors' Report

"Sinay" Company

Judicial Address:
101000, Moscow
Chistoprudni Boulvard, 2/11
Tel: 923-92-61, 923-92-86

Auditors' Licence No. 004688 issued on March 15, 2000 and valid till Feburary 8, 2003.

Certificate of Registration of the auditing company OOO "Company Sinay" bearing Reg No. 861953 issued by Chamber of Registration, Moscow on October 10, 1996.

Bank Account No. 40702810400000111301 in KB "Promsvyaz Bank", BIK 04458119,
corresponding Account No. 30101810600000000119, INN 7701142895.

Audit team comprising Senior Auditor Bakin V.Y. (Qualified attested auditors certificate for the general audit, No. 019399 issued on September 23, 1997 and valid till July 31, 2003).

Audit Declaration issued by the Auditing Company "Sinay" on Foreign Investment Company OOO Reddy Biomed Ltd on the financial activities of OOO FI "Reddy Biomed Ltd" as on January 1, 2001.

1. We have audited the Balance Sheet along with Profit and Loss Account of the Company OOO FI "Reddy Biomed Ltd" as on January 1, 2001. The Balance Sheet was prepared by the company OOO FI "Reddy Biomed" Ltd as per the Federal Accounting regulation no. 129-F3 dated 21.11.96 about the accounting practices, ratified by the Ministry of Finance of the Russian Federation on July 29, 1998, no. 34n, "Instructions on the Trial Balance applied in the Financial Activity of the Enterprise" ratified by the Ministry of Finance of the USSR on November 1, 1991, no. 56 includes in accordance with other normative documents of Ministry of Finance, Russian Federation which regulates balance sheet preparation of an enterprise in Russia.

2. The responsibility for the authenticity of the submitted primary documents and for the balance sheet preparation lies with the company OOO FI "Reddy Biomed Ltd". We are responsible for expressing our opinion about the balance sheet authenticity in all substantial aspects on the basis of the executed audit.

3. We have audited in accordance with the decree of the President of the Russian Federation dated December 22, 1993 no.2263 "About Auditing in Russian Federation", and in confirmation with temporary auditing rules in the Russian Federation. The rules (standards) and auditing practices confirmed by the auditing company as confirmed by the President of the Russian Federation. In addition to this the audit includes appraisal of important calculations done by the management of OOO FI "Reddy Biomed Ltd", also total appraisal of accounting practices for the purpose of accounting in accordance with the norms of the Russian Federation. We propose that the conducted audit gives sufficient authenticity of the executed audit.

4. In our opinion the Balance Sheet attached to this report, which was attested and signed by the auditing Company "Sinay" for the purpose of identification is credible and prepared in such a way that it reflects all assets and liabilities of OOO FI "Reddy Biomed Ltd." as on January 1, 2001. The Company's financial activities during the year 2000 based on the regulations of accounting practices in the Russian Federation dated 21.11.96 no. 129-F3 (about accounting procedure), ratified by the Ministry of Finance of the Russian Federation on July 29, 1998 no. 34n, 'Instructions on the Trial Balance usage in the Financial Activity of the Enterprise' ratified by the Ministry of Finance of the USSR on November 1, 1991 no. 56 includes in accordance with other normative documents of Ministry of Finance, Russian Federation which regulates balance sheet preparation of an enterprise in Russia.

O V Chernov
General Director

V Y Bakin
Senior Auditor

Balance Sheet

for the year 2000

(Roubles)

	Code	2000	1999
ASSETS			
I. Fixed Assets			
1. Intangible Assets (04, 05) in which	110	186,000	372,000
Patents, Licences, Trademarks and Other Similar enumerated assets	112	186,000	372,000
2. Capital Assets (01, 02, 03) in which	120	2,318,000	1,138,000
Buildings, Vehicles, Machinery and other similar Capital Assets	122	2,318,000	1,138,000
3. Godown Work-in-process	130	9,059,000	–
Total for Section I	**190**	**11,563,000**	**1,510,000**
II. Working Capital			
1. Reserves in which	210	54,215,000	89,936,000
Tangible and other similar valuables (10, 15, 16)	211	160,000	–
Consumables and petty items (12, 13)	213	130,000	51,000
Expenditure towards work-in-progress (20, 21, 23, 29, 30, 36, 44)	214	651,000	1,210,000
Finished Goods for sale (40, 41)	215	53,162,000	88,654,000
Prepaid expenses (31)	217	112,000	21,000
2. Dues (within 12 months) from sundry debtors in which	240	157,401,000	129,225,000
Buyers and Customers (62, 76, 82)	241	146,371,000	125,444,000
Advance Payments	245	1,440,000	2,760,000
Other debtors	246	9,590,000	1,021,000
3. Monitory Assets in which	260	5,507,000	904,000
Cash (50)	261	80,000	72,000
Bank Balance (51)	262	5,427,000	738,000
4. Foreign currency (52)	263		
Other Items	264	–	94,000
5. Other Working Capital	270	2,100,000	1,301,000
Total for Section II	**290**	**219,223,000**	**221,366,000**
III. Losses			
Last year un covered Losses	310	–	–
Total for Section III	**390**	**–**	**–**
Balance (Add 190 + 290 + 390)	**399**	**230,786,000**	**222,876,000**

Management Report

To
The Shareholders,

Management is pleased to hereby present to you the Company's Financial Statements for the year 2000.

During the year Reddy Pharmaceuticals, Hong Kong made a partial repayment of its loan in the amount of US$ 1,000,000.

During the year the Company acquired a participation in Reddy US Therapeutics, Inc. in the amount of US$ 2,100,000.

As per the end of the book year, the Company declared a dividend in the amount of US$ 100,000 to its shareholders.

On the basis of the current operations, no material changes in results are foreseen for the present financial year. Management will continue their efforts to further develop the Company's business.

Board of Management

Place : Curaçao
Date : May 15, 2001

K A Reddy
Intertrust (Curaçao) N.V.

Auditors' Report

PRICEWATERHOUSE COOPERS

Assurance & Business Advisory Services
P.O. Box 360
Julianaplein 38
Willemstad - Curaçao
Netherlands Antilles
Telephone : +599 (9) 430 0000
Facsimile : +599 (9) 461 1118

To
The Shareholders and the Board of Directors of
REDDY ANTILLES N.V.

We have audited the accompanying Balance Sheet of Reddy Antilles N.V. as of December 31, 2000 and the related Statement of Income, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except for the matters as discussed in the following paragraphs, we conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investment in Reddy US Therapeutics Inc., stated at US$ 2,100,000 at December 31, 2000. Therefore we were unable to assess the value of this investment.

We were unable to determine if the amount incurred during the year for research and development expense for a total amount of US$ 250,000 represents a bona fide expense, due to lack of documentation.

We were unable to determine if the amount incurred during the year for marketing expense for a total amount of US$ 900,000 represents a bona fide expense, due to lack of documentation.

In our opinion, except for the effects of the matters described in the preceding paragraphs, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the result of its operations and its cash flow for the year then ended in conformity with the accounting policies as defined in the notes to the financial statements.

Place : Curaçao
Date : May 15, 2001

Pricewaterhouse Coopers

PricewaterhouseCoopers

Balance Sheet

as of December 31, 2000

(US $)

		2000		1999
ASSETS				
Fixed Assets				
Financial Fixed Assets				
Subsidiaries	2,121,004		21,004	
Loans to affiliated companies	1,043,868		2,043,868	
		3,164,872		2,064,872
Current Assets				
Advances to affiliated companies	1,081		192,268	
Interest receivable	5,842		7,555	
Cash at Bank	1,545,814		4,019,604	
		1,552,737		4,219,427
		4,717,609		**6,284,299**
SHAREHOLDERS' EQUITY & LIABILITIES				
Shareholders' Equity				
Issued & Paid up capital	500,000		500,000	
Retained earnings	5,355,861		4,082,192	
Result current period	(1,247,610)		1,373,669	
		4,608,251		5,955,861
Short-term Liabilities				
Dividend payable	100,000		100,000	
Royalties payable	–		116,089	
Accrued expenses	9,358		97,786	
Profit Tax	–		14,563	
		109,358		328,438
		4,717,609		**6,284,299**

Note: The accompanying notes are an integral part of these financial statements.

Profit & Loss Account

year ended December 31, 2000

(US $)

		2000		1999
OPERATIONAL INCOME				
Royalty income		–		1,474,357
OPERATIONAL EXPENSES				
Royalty expenses	26,502		52,500	
Other operational expenses	88,011		–	
		114,513		52,500
Net result from operations		**(114,513)**		**1,421,857**
OTHER INCOME				
Bank interest	129,771		107,713	
Currency exchange difference – hedging	(264)		(43,885)	
Currency exchange gain	12,179		111,802	
		141,686		175,630
Total Net Income		**27,173**		**1,597,487**
GENERAL & ADMINISTRATIVE EXPENSES				
Consultancy fees	941,667		198,333	
Research & development expenses	250,000		–	
Audit fees	3,700		3,600	
Management fees	1,200		900	
Accounting fees	11,188		5,481	
Legal fees	1,261		1,044	
General expenses	59,600		1,328	
Other	5,710		460	
		1,274,326		211,146
Pre-tax result		**(1,247,153)**		**1,386,341**
TAX & EXTRA-ORDINARY ITEMS				
Profit Tax	–		14,563	
Adjustment previous year	457		(1,891)	
		457		12,672
Profit/(Loss) for the period		**(1,247,610)**		**1,373,669**

Note: The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

for the period beginning January 1, 2000
ending December 31, 2000

(US $)

		Jan. 1, 2000 – Dec. 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		(1,247,610)
Net Income		
CHANGE IN ASSETS AND LIABILITIES		
Increase advances to affiliated companies	191,187	
Increase short-term liabilities	(219,080)	
(Increase) other receivables	1,713	
		(26,180)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**(1,273,790)**
CHANGE IN INVESTMENT		
Investment in subsidiaries	(2,100,000)	
Investments to affiliated companies	1,000,000	
		(1,100,000)
FINANCING ACTIVITIES		
Dividend paid	(100,000)	
NET CASH USED FOR FINANCING ACTIVITIES		(100,000)
Net increase in cash		**(2,473,790)**
Cash at beginning of year		4,019,604
Net increase in cash		(2,473,790)
Cash at end of year		**1,545,814**

Notes to the Financial Statements

General Comments

The Company was incorporated on January 30, 1997. The objects of the Company are to engage in investment, finance and real estate activities.

Reddy Antilles N.V. and Reddy Netherlands B.V. belong to the Dr. Reddy's Laboratories Group. Through these two companies, the Dr. Reddy's Group makes available know how and related intellectual knowledge (patents and trademarks) in connection with the rights for these two companies to utilise the Dr. Reddy's Patent Rights and Dr. Reddy's Technology.

Accounting Principles

Assets and liabilities are stated at their face value, except when indicated otherwise. Balance Sheet items in foreign currency have been translated at year-end exchange rates (except when indicated otherwise); Profit and Loss items in foreign currency have been translated at the rate of the transaction day. Differences arising on translation were taken to the P & L account.

The investment in Reddy Netherlands B.V. and Reddy US Therapeutics Inc. are stated at cost. The investment in Viral Therapeutics Inc. is stated at net asset value.

Investments

	Reddy Netherlands B.V.	Viral Therapeutics Inc.	Reddy US Therapeutics Inc.
Bookvalue at December 31, 1999	21,004	–	–
Investments	–	–	2,100,000
Provision	–	–	–
Bookvalue at December 31, 2000	21,004	–	2,100,000
Net asset value December 31, 2000	328,674	(733,053)	989,216

As per the reporting date of the financial statements, the unaudited accounts of Viral Therapeutics as per September 30, 2000 were available. In accordance with the above accounting policy the investment is stated at net asset value. As the value of the investment is negative, (US$ 733,053), it is stated nil.

Shareholders' Equity

The authorized capital amounts to US$ 1,000,000 divided into 1,000,000 shares of US$ 1 par value each. As at year-end 500,000 shares were outstanding and fully paid up.

Movements during the year 2000:

	Issued & Paid up Capital	Retained Earnings	Result current period
Starting balance	500,000	4,082,192	1,373,669
Movements		1,373,669	(1,373,669)
Dividend paid		(100,000)	
Loss for the period			(1,247,610)
Year-end balance	**500,000**	**5,355,861**	**(1,247,610)**

1. Subsidiaries

	(Country)	(% held)	(US $)
Reddy Therapeutics US Inc.	U.S.A.		2,100,000
Reddy Netherlands B.V.	The Netherlands	100.0000	21,004
Viral Therapeutics Inc.	U.S.A.	10.73694	–
Total			**2,121,004**

2. Loans to Affiliated Companies

	(US $)
Reddy Pharmaceuticals, Hong Kong	943,868
Reddy Pharmaceuticals, Singapore	100,000
Total	**1,043,868**

Ultimate parent company Dr. Reddy's Laboratories Limited confirmed that as long as it will hold the shares of Reddy Antilles N.V., it agrees to pay back the unsecured loan amount of US$ 943,868 advanced to Reddy Pharmaceuticals Hong Kong Ltd., in case Reddy Pharmaceuticals Hong Kong is unable to repay it.

3. Advances to Affiliated Companies

	(Currency)	(Amount)	(US $)
Reddy Netherlands B.V.			
Opening Balance	NLG	(302,524)	(137,732)
Currency exchange difference – hedging agreement	NLG	(3,233)	(264)
Ruling shortage	NLG	(214,738)	(88,011)
Revaluation			6,752
Closing Balance	NLG	**(520,495)**	**(219,255)**
Opening Balance	NLG	532,129	230,000
Advances	NLG	191,917	75,000
Closing Balance	NLG	**724,046**	**305,000**
Opening Balance	NLG	(139,670)	(63,589)
Adjustment – Royalty expenses	NLG	(61,315)	(26,502)
Revaluation			5,427
Closing Balance	NLG	(200,985)	(84,664)
Total			**1,081**

4. Interest Receivable

	(US $)
ABN AMRO Bank N.V., Time Deposit	1,089
Citibank, Bahrain – Time Deposit	4,753
Total	**5,842**

5. Cash at Bank

	(US $)
ABN AMRO Bank N.V., Current Account	7,467
ABN AMRO Bank N.V., Time Deposit	699,528
Citibank, Bahrain	838,819
Total	**1,545,814**

6. Dividend Payable

	(US $)
Declaration dividend as per December 31, 2000	100,000
Total	**100,000**

7. Accrued Expenses

	(US $)
Audit fees	3,600
Accounting fees	4,500
Legal fees	365
General expenses	893
Total	**9,358**

Management Report

To
The Shareholders,

Management is pleased to hereby present to you the Company's Financial Report for the period ended December 31, 2000.

State of affairs

There was no significant change in the state of affairs of the Company compared to previous years.

The Company did not have any royalty income during the period.

As a result of the size of the Company, based on article 396-6 of the Dutch Civil Code, the Company is not obliged to have the financial statements audited. Consequently, these accounts have not been audited.

Future developments

On the basis of the current operations, no material changes in results are foreseen for the present financial year. Management will continue their efforts to further develop the Company's business.

Board of Management

Place : Amsterdam
Date : May 10, 2001

K A Reddy
Holland Intertrust Corporation B.V.

Balance Sheet

(NLG)

	Jan. 1, 2000-Dec. 31, 2000		Apr. 1, 1999-Dec. 31, 1999	
ASSETS				
Fixed Assets				
Financial fixed assets				
Investment	368,891		368,891	
		368,891		**368,891**
Current Assets				
Pre-payments & Accrued Income	59,339		–	
Cash & Banks	52,371		289,176	
Other Current Assets	13,130		13,070	
		124,839		302,246
		493,730		**671,137**
LIABILITIES & SHAREHOLDERS' EQUITY				
Short-term Debt				
Royalties payable	–		–	
Current account parent company	2,566		62,992	
Accruals & Deferrals	26,321		67,340	
Wage Tax	307,554		–	
Corporate Income Tax	(171,384)		(132,539)	
		165,056		(2,207)
Capital & Reserves				
Issued & Paid up capital	40,000		40,000	
Retained earnings	633,344		477,561	
Profit for the year	(344,670)		155,783	
		328,674		673,344
		493,730		**671,137**

Profit & Loss Account

(NLG)

	Jan. 1, 2000-Dec. 31, 2000		Apr. 1, 1999-Dec. 31, 1999	
OPERATIONAL INCOME				
Royalties	–		3,674,600	
Ruling Shortage	276,053		–	
		276,053		3,674,600
OPERATIONAL EXPENSE				
Royalties	–		3,238,369	
		–		3,238,369
Net result from operations		**276,053**		**436,231**
OTHER INCOME				
Bank Interest	9,916		2,575	
		9,616		2,575
Total Net Income		**285,669**		**438,806**
GENERAL & ADMINISTRATIVE EXPENSE				
Salaries/Consultancy fees	563,092		157,453	
Directors' fees	6,540		4,785	
Legal & accounting	20,364		4,630	
Tax advice & audit	19,250		27,240	
Other	21,802		4,223	
		631,048		198,330
Pre-Tax Profit		**(345,379)**		**240,476**
TAX & EXTRA-ORDINARY ITEMS				
Corporate Income Tax	(709)		84,693	
		(709)		84,693
Net Profit		**(344,670)**		**155,783**

Report of the Directors

The Directors present their report together with the audited Accounts of the Company for the financial year ended December 31, 2000.

1. **Directors**

   The Directors of the Company in office at the date of this report are :

   KALLAM ANJI REDDY (Chairman)
   KALLAM SATISH REDDY
   GUNUPATI VENKATESWARA PRASAD
   VIKRAM BERY

2. **Principal Activities**

   The principal activities of the Company are to act as importers, exporters, wholesalers, retailers, manufacturers, manufacturers' agents and representatives, marketing agents, commission agents, distributors of medicinal and pharmaceutical products, health care, beauty care, toiletries and related items and provision of services to related corporations. There have been no significant changes in the nature of these activities during the financial year.

3. **Acquisition or Disposal of Subsidiaries**

   There were no acquisitions or disposals of subsidiaries during the financial year.

4. **Results for the Financial Year**

	(S $)
Profit for the year after taxation	112,953
Accumulated loss brought forward	(795,687)
Accumulated loss carried forward	(682,734)

5. **Transfers to or (from) Reserves or Provisions**

   During the financial year, there were no material transfers to or from reserves or provisions except for normal amounts set aside for items such as provision for depreciation and amortisation as disclosed in the accounts.

6. **Shares or Debentures Issues**

   No shares or debentures were issued during the financial year.

7. **Arrangements to Enable Directors to Acquire Shares or Debentures**

   Neither at the end of the financial year nor at any time in that year did there subsist any arrangement whose object was to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate.

8. **Directors' Interest in Shares or Debentures**

   The Directors holding office at the end of the financial year and their interest in the share capital of the Company or its related corporations as recorded in the Register of Director' shareholdings kept by the Company under Section 164 of the Companies Act, Cap. 50, were as follows :

Name of Directors	At beginning of year	At end of year
KALLAM ANJI REDDY		
Direct holding	193,396	193,396
Deemed interest	159,360	159,360
KALLAM SATISH REDDY		
Director holding	138,150	138,150
GUNUPATI VENKATESWARA PRASAD		
Director holding	600	600
Deemed interest	600	600

The above represents their respective interest in Dr. Reddy's Laboratories Ltd. being the ultimate holding company.

9. Dividends

No dividends has been paid or declared or recommended by the Company since the end of the previous financial year. The Directors of the Company do not recommend that a final dividend be paid on the ordinary shares of the Company for the financial year just ended.

10. Bad and Doubtful Debts

Before the Profit and Loss Account and the Balance Sheet were made out, the Directors of the Company took reasonable steps to ascertain that action had been taken in relation to the writing off and providing for bad and doubtful debts of the Company and satisfied themselves that all known bad debts, if any, of the Company had been written off and that, where necessary, adequate provision had been made for doubtful debts.

At the date of this report, the Directors of the Company are not aware of any circumstances which would render any amount written off or provided for bad and doubtful debts inadequate to any substantial extent.

11. Current Assets

Before the Profit and Loss Account and the Balance Sheet were made out, the Directors of the Company took reasonable steps to ensure that any current assets of the Company which were unlikely to realise in the ordinary course of business had their book values written down to their estimated realisable values.

At the date of this report, the Directors of the Company are not aware of any circumstances which would render the values attributable to current assets in the accounts of the Company misleading.

12. Charges and Contingent Liabilities

Since the end of the financial year :

(a) no charge on the assets of the Company has arisen which secures the liability of any other person; and

(b) no contingent liability of the Company has arisen.

13. Ability to meet Obligations

No contingent or other liability of the Company has become enforceable or is likely to become enforceable, within the period of twelve months after the end of the financial year which, in the opinion of the Directors of the Company, will or may substantially affect the ability of the Company to meet its obligations as and when they fall due.

14. Other Circumstances Affecting the Accounts

As at the date of this report, the Directors of the Company are not aware of any circumstances not otherwise dealt with in this report or the accounts, which would render any amount stated in the accounts of the Company misleading.

15. Unusual Items During the Financial Year

In the opinion of the Directors of the Company, the results of the operations of the Company have not been substantially affected by any items, transaction or event of a material and unusual nature during the financial year.

16. Unusual Items After the Financial Year

In the opinion of the Directors of the Company, no item, transaction or event, of a material and unusual nature, has arisen in the interval between the end of the financial year and the date of this report which would affect substantially the results of the operations of the Company for the financial year in which this report is made.

17. Directors' Contractual Benefits

Since the end of the previous financial period, no Director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company with the Director or with a firm of which he is a member, or with a company in which he has substantial financial interest.

18. Options

During the financial year, no option was granted to take up unissued shares of the Company.

19. Exercise or Options

During the financial year, there were no shares of the Company issued by virtue of the exercise of options to take up unissued shares.

20. Unissued Shares under Options

There were no unissued shares of the Company under option as at the end of the financial year.

21. Auditors

M/s. Rama & Co., Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors.

on behalf of the Board

Vikram Bery
Director

Kallam Satish Reddy
Director

Place : Singapore
Date : April 30, 2001

Statement by Directors

We, VIKRAM BERY and KALLAM SATISH REDDY being two of the Directors of REDDY PHARMACEUTICALS SINGAPORE PTE LTD, do hereby state that in our opinion:

(a) the accompanying Balance Sheet and Profit and Loss Account together with the Notes thereon are drawn up so as to give a true and fair view of the state of affairs of the Company as at December 31, 2000 and of the results of the business of the Company for the financial year ended on that date; and

(b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

on behalf of the Board

Vikram Bery
Director

Kallam Satish Reddy
Director

Place : Singapore
Date : April 30, 2001

Report of the Auditors to the Members

We have audited the accompanying financial statements of REDDY PHARMACEUTICALS SINGAPORE PTE LTD set out on the following pages comprising Balance Sheet as at December 31, 2000, and the Profit and Loss Account and Cash Flow Statement for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act and Statements of Accounting Standard and so as to give a true and fair view of :

   (i) the state of affairs of the Company as at December 31, 2000 and of the results and cash flows of the Company for the financial year ended on that date; and

   (ii) the other matters required by Section 201 of the Act to be dealt with in the accounts.

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Despite a net profit of S$ 113,653 for the year ended December 31, 2000, the Company's accumulated loss exceeded its paid up capital by S$ 682,032 as at December 31, 2000.

As disclosed in Note 1.1 to the accounts, the Company's existence and continuation of business depends on the financial and operational support of the holding company and a related company. The financial statements do not include any adjustments relating to the recoverability of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Our opinion is not qualified in this respect.

Place : Singapore
Date : April 30, 2001

Rama & Co.,
Certified Public Accountants

Balance Sheet

as at December 31, 2000

(S $)

	Note	2000	1999
FIXED ASSETS	(3)	2,697	5,874
CURRENT ASSETS			
Trade debtors		2,795,844	984,941
Other debtor & deposits		172,776	9,325
Amount due from a director	(4)	10,446	–
Cash at Bank & in Hand		171,380	160,107
		3,150,446	**1,154,373**
LESS: CURRENT LIABILITIES			
Trade creditors	(5)	2,865,804	1,132,178
Accruals		39,779	32,116
Amount due to a Director	(4)	–	3,036
		2,905,583	**1,167,330**
NET CURRENT ASSETS/(LIABILITIES)		244,863	(12,957)
NON-CURRENT LIABILITIES			
Due to holding Company	(6)	(173,150)	(166,650)
Due to a related Company	(6)	(758,369)	(623,485)
		(931,519)	**(790,135)**
PRE-INCORPORATION EXPENSES	(7)	1,227	1,533
		(682,732)	(795,685)
Represented by:			
SHARE CAPITAL			
Authorised			
100,000 ordinary shares of S$ 1 each		100,000	100,000
Issued and fully paid			
2 ordinary shares of S$ 1 each		2	2
ACCUMULATED LOSS		(682,734)	(795,687)
TOTAL EQUITY	(8)	**(682,732)**	**(795,685)**

The annexed notes form an integral part of these accounts.

Profit and Loss Account

year ended December 31, 2000

(S $)

	Note	Jan 1, 2000 to Dec 31, 2000	Apr 1, 1999 to Dec 31, 1999
Revenue	(2)	4,093,955	1,950,878
Cost of sales		(3,899,826)	(1,787,979)
Gross Profit		194,129	162,899
Other revenues		322,939	2,822
		517,068	165,721
Administrative expenses		(59,666)	(53,800)
Distribution expenses		(85,961)	(116,015)
Other operating expenses		(258,488)	(249,309)
Profit/(Loss) from operating activities before taxation		112,953	(253,403)
After Charging			
Auditors' remuneration		3,000	2,500
Depreciation of fixed assets	(3)	5,382	6,760
Directors' emoluments:-			
Director's accommodation		24,600	20,700
Director's fee		66,000	74,700
Amortisation of pre-incorporation expenses	(7)	306	306
Exchange loss		–	32,047
And Crediting:			
Interest on bank balances		2,116	2,822
Exchange gain		180,823	–
Management fee		140,000	–
Taxation	(9)	–	–
Profit/(Loss) for the year/period after taxation		112,953	(253,403)
Accumulated loss brought forward		(795,687)	(542,284)
Accumulated loss carried forward		(682,734)	(795,687)

The annexed notes form an integral part of these accounts.

Cash Flow Statement

year ended December 31, 2000

(S $)

	Note	2000	1999
Operating Profit/(Loss) for the Year/Period		112,953	(253,403)
Add:			
Depreciation of fixed assets		5,382	6,760
Amortisation of pre-incorporation expenses		306	306
Less:			
Interest on bank balances		(2,116)	(2,822)
Adjusted Operating Profit/(Loss) for the Year/Period		116,525	(249,159)
(Increase)/Decrease in trade & other receivable		(1,984,800)	742,776
Increase/(Decrease) in trade & other payable		1,738,253	(728,865)
Net Cash Outflow from Operating Activities		**(130,022)**	**(235,248)**
Return on Investment & Servicing of Finance			
Interest on bank balance		2,116	2,822
Cash Inflow/(Outflow) from Investing Activities			
Purchase of fixed assets		(2,205)	(3,498)
Net Cash Outflow before Financing Activities		**(130,111)**	**(235,924)**
Cash Inflow/(Outflow) from Financing Activities			
Borrowing from holding company		6,500	(3,350)
Borrowing from a related party		134,884	245,370
		11,273	**6,096**
Cash & Cash equivalents at the beginning of Year/Period		**160,107**	**154,011**
Cash & Cash Equivalents at end of Year/Period	**(10)**	**171,380**	**160,107**

The annexed notes form an integral part of these accounts.

These notes form an integral part of and should be read in conjunction with the accompanying accounts.

1. Significant Accounting Policies

1.1 Basis of Accounting

The accounts expressed in Singapore dollars are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and on going concern basis on the assumption that the holding company and a related company will continue to provide financial and operational support to the Company.

1.2 Revenue Recognition

Revenue from sale of goods is recognised upon passage of title to the customer which coincides with their delivery and acceptance.

Interest income is recognised on an accrual basis.

Management fee income is based on service rendered.

1.3 Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the Profit and Loss Account. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or less resulting from their disposal is included in the Profit and Loss Account.

1.4 Depreciation

Depreciation is calculated on a straight line method to write off the cost of the assets over their estimated useful lives. The estimated useful lives of fixed assets are as follows :

Furniture & fixtures	5 years
Office equipment	5 years
Computers	3 years

Fully depreciated assets are retained in the accounts until they are no longer in use and no further charge for depreciation is made in respect of these assets.

1.5 Income Tax

The tax expense is determined on the basis of tax effect accounting, using the liability method and is applied to all significant timing differences. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

1.6 Foreign Currencies

Foreign currency transactions are recorded at the approximate rates of exchange ruling at the transactions dates. Monetary assets and liabilities denominated in foreign currencies at the Balance Sheet date are translated at the rates of exchange ruling at the date. Exchange adjustments are dealt with in the Profit and Loss Account.

1.7 Pre-Incorporation Expenses

Pre-incorporation expenses are stated at cost less amounts amortised. Amortisation is calculated on a straight line method over a period of 10 years.

1.8 Related Company

A related company is a subsidiary of the ultimate holding company.

2. Corporate Information

The principal activities of the Company which is incorporated in Singapore are to act as importers, exporters, wholesalers, retailers, manufacturers, manufacturers' agents and representatives, marketing agents, commission agents, distributors of medicinal and pharmaceutical products, health care, beauty care, toiletries and related items and provision of services to related corporations. There have been no significant changes in the nature of these activities during the financial year.

Turnover represents invoiced value of goods sold.

The registered address of the Company is at:
17 Phillip Street #05-01
Grand Building
Singapore 048695

The Company is a wholly-owned subsidiary of Reddy Antilles N.V., incorporated in the Netherlands. The ultimate holding company is Dr. Reddy's Laboratories Ltd, incorporated in India.

The company employed 3 employees, besides 4 directors as of December 31, 2000.

3. Fixed Assets

(S $)

	Furniture & fixtures	Office equipment	Computers	Total
Cost or Valuation				
At 1.1.2000	8,847	2,678	22,941	34,466
Additions	300	159	1,746	2,205
At 31.12.2000	9,147	2,837	24,687	36,671
Depreciation				
At 1.1.2000	8,506	2,115	17,971	28,592
Charge for the year	400	595	4,387	5,382
At 31.12.2000	8,906	2,710	22,358	33,974
Charge for 1999	1,769	536	4,455	6,760
Net Book Value				
At 31.12.2000	**241**	**127**	**2,329**	**2,697**
At 31.12.1999	341	563	4,970	5,874

4. Amount Due From/To a Director

The amounts due are unsecured, interest free and with no fixed terms of repayment.

5. Trade Creditors

These include amount due to related companies of S$ 996,646 (1999 – S$ 733,545).

6. Amount Due to Holding Company and a Related Company

The amounts due to holding company and a related company are unsecured, interest free and have no fixed terms of repayment.

7. Pre-incorporation Expenses

(S $)

	2000	1999
Balance brought forward	1,533	1,839
Amortisation during the year	(306)	(306)
	1,227	**1,533**

8. Changes in Equity

(S $)

	2000	1999
Share capital	2	2
Accumulated Loss brought forward	(795,687)	(542,284)
Profit/(Loss) for the year	112,953	(253,403)
	(682,732)	**(795,685)**

9. Taxation

No taxation change has been provided in the accounts in view of the loss incurred by the Company.

As at December 31, 2000 the Company has tax losses and unabsorbed wear and tear allowances approximating S$ 532,000 (1999 – S$ 619,000) available for off-setting against future taxable income subject to the provisions of the Income Tax Act and the approval of the Comptroller of Income Tax.

10. Cash and Cash Equivalents

These comprise cash on hand and bank balances.

11. Operating Lease

The company has the following estimated future rental liabilities, which is based upon the agreement.

		(S $)
	2000	**1999**
Non-cancellable operating payable		
Due within one year	15,200	14,400
Due within 2 to 5 years	–	–
	15,200	**14,400**

Independent Accountant's Audit Report

HERBERT MILLER
Certified Public Accountant

2996 Grandview Avenue
Suite 300
Atlanta, Georgia 30305

To
The Shareholders
REDDY US THERAPEUTICS, INC.
Atlanta, Georgia

I have audited the accompanying Balance Sheet of Reddy US Therapeutics, Inc. (A Development Stage Company) as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year (since inception) then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Reddy US Therapeutics, Inc. as of December 31, 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Place : Atlanta
Date : March 2, 2001

Herbert Miller
Certified Public Accountant

Balance Sheet

December 31, 2000

	(US $)
ASSETS	
Current Assets	
Cash	720,830
Accounts receivable	3,760
Total Current Assets	724,590
Property and Equipment	
Equipment	171,578
Furniture	58,328
	229,906
Less: Accumulated depreciation	32,509
	197,397
Other Assets	
Security deposits	124,364
	1,046,351
Liabilities and Stockholders' Equity	
Current liabilities	
Accounts payable	57,065
Other	70
Total Current Liabilities	57,135
Stockholders equity: (Note 6)	
Common stock, no par value, 10,000,000 shares authorized, 9,500,000 issued and outstanding	950
Additional paid in capital	2,099,150
Deficit accumulated during the development stage	(1,110,884)
	989,216
	1,046,351

See accountant's audit report and notes to these financial statements.

Statement of Operations

year ended December 31, 2000
(since Inception)

	(US $)
Revenue	
Research	250,000
Interest	50,216
	300,216
Expenses	
Research and development	1,016,311
General and administrative	362,280
Depreciation	32,509
	1,411,100
Net Loss before Income Taxes	**(1,110,884)**
Income Taxes (Note 4)	–
Net Loss	**(1,110,884)**

See accountant's audit report and notes to these financial statements.

Statement of Stockholders' Equity

year ended December 31, 2000
(since Inception)

(US $)

	Total	Common Stock	Additional Paid-in Capital	Retained Deficit
Proceeds from sale of 8,500,000 shares of common stock	2,100,000	850	2,099,150	–
Proceeds from sale of 1,000,000 common stock	100	100	–	–
Net Loss	**(1,110,884)**	**–**	–	**(1,110,884)**
Balance, December 31, 2000	989,216	950	2,099,150	(1,110,884)

See accountant's audit report and notes to these financial statements.

Statement of Cash Flows

year ended December 31, 2000
(since Inception)

	(US $)
Cash Flows from Operating Activities	
Net Loss	(1;110,884)
Adjustments to Reconcile Net Loss to Net Cash provided by Operating Activities	
Depreciation	32,509
(Increase) in accounts receivable	(3,760)
Increase in current liabilities	57,135
Net Cash used by Operating Activities	**(1,025,000)**
Cash Flows from Investing Activities	
Acquisition of property and equipment	(229,906)
Increase in deposits	(124,364)
Net Cash used by Investing Activities	(354,270)
Cash Flows from Financing Activities	
Proceeds from sale of common stock	2,100,100
Net Cash provided by Financing Activities	2,100,100
Net Increase in Cash	**720,830**

See accountant's audit report and notes to these financial statements.

1. **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Reddy US Therapeutics, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Development Stage Company

The Company was incorporated in the State of Georgia on November 9, 1999. The Company is a subsidiary of Reddy Antilles N.V., which owns 8,500,000 of the 9,500,000 shares of common stock outstanding as of December 31, 2000. The Company was established in order to discover and develop novel pharmaceuticals to be sold or licensed. The Company commenced operations in 2000.

Basis of Presentation

In the course of its development, the Company incurred significant losses and will continue to incur additional losses during its development phase. As a result, the Company will require substantial additional funds for its operational activities. There is no assurance that such additional funds will be available on acceptable terms or available at all. Insufficient funding may require the Company to delay, reduce, or eliminate some or all of its research and development programs.

Cash and Cash Equivalents

The Company maintains cash balances at a large banking institution, where accounts are insured by the Federal Deposit Insurance Corporation up to US$ 100,000. At December 31, 2000 the bank balances exceeded the insured amount by US$ 692,000.

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt financial instruments with maturity of three months or less to be cash equivalents. Cash equivalents are short-term, extremely liquid investments that are both readily convertible to known amounts and so near maturity that they present only a small risk of change in value because of short-term changes in interest rates. The carrying value approximates fair value because of the short-term maturity on these financial instruments.

Revenues and Research and Development Costs

Revenues related to cost reimbursement provisions under development contracts are recognized, as the costs associated with the projects are incurred. Research and development costs are expensed as incurred. For the year ended December 31, 2000 (since inception) the Company incurred costs of US$ 1,411,100.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of property and for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future Federal income taxes.

Depreciation

The Company's equipment and leasehold improvements are stated at cost and are depreciated using primarily the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

2. **Related Party Transactions**

The Company was paid US$ 250,000 by its parent company for research services.

3. **Leasing Arrangements**

The company leases office space and equipment under a non-cancellable operating lease. Rent expense was US$ 69,812 for 2000. The following is a schedule of future minimum lease payments required under the leases:

	(US $)
2001	89,272
2002	91,932
2003	94,735
2004	28,861

4. **Income Taxes**

Operating Loss and Tax Credit Carry forwards:

The Company has a loss carry forward of US$ 1,106,715 that may be offset against future taxable income and research and development credits totaling US$ 75,200 that may be offset against future Federal income taxes. If not used, the carry forwards and credit will expire after twenty years, in 2020.

Components – Current and Deferred:

The provisions for income taxes consist of the following components:

	(US $)
Current Tax benefit	472,123
Current research credit	75,200
Deferred expense from timing differences	(1,020)
Total Tax benefit	546,303
Less: Valuation allowance	(546,303)
Tax provision	–

Deferred Tax Assets and Liabilities consist of:	
Asset – Tax benefit of operating loss	472,123
Asset – Research credit	75,200
Liability – Timing differences	(1,020)
Total Tax benefit	546,303
Less: Valuation allowance	(546,303)
Net deferred taxes	–

5. **Salary Deferral Plan**

Employees with over one year of service may join the Company-sponsored 401(k) plan and elect to defer a portion of their compensation. The Company contributed US$ 8,303 to the plan in 2000.

6. **Stock Option Plan**

On November 10, 2000 the Company adopted an incentive stock option plan, which includes both qualified and non-qualified options. The Company reserved 5,000,000 shares of common stock for the plan. At December 31, 2000, no stock options were granted. On January 18, 2001 options were granted to employees for 126,000 shares of common stock.

Independent Auditors' Report

Miliotis Monahan & Co., CPA, PA
Accountants • Consultants

80E, Ridgewood Ave,
Paramus, NJ 07652
Phone : 201.599.1177
Fax : 201.599.1681
E-mail : cpa@miliotismonahan.com

Board of Directors and Stockholders
Reddy-Cheminor, Inc.
Ridgewood, New Jersey

We have audited the accompanying balance sheets of Reddy-Cheminor, Inc. as of March 31, 2001 and 2000, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reddy-Cheminor, Inc. as of March 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Place : New Jersey
Date : May 7, 2001

Miliotis, Monahan & Co., CPA, PA
Accountants • Consultants

Balance Sheet

March 31, 2001

(US $)

	2001	2000
ASSETS		
Current Assets		
Cash	676,197	362,889
Accounts receivable	10,396,098	4,023,395
Accounts receivable, related party	877,744	220,000
Inventory	7,410,433	8,786,407
Other receivables	190,518	
Prepaid expenses	76,898	7,652
Advances	3,600	2,432
Total current assets	**19,631,488**	**13,402,775**
Land, building, equipment, and vehicle net of accumulated depreciation	488,229	470,183
Deferred legal costs		1,395,582
Deferred income taxes	3,628,444	872,034
Deferred product and development costs		1,910,715
Recoverable legal costs		2,621,843
Deferred loan costs	21,606	
Security deposits	73,283	975
	23,843,050	**20,674,107**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Accounts payable, related party	20,744,815	17,201,209
Accounts payable and accrued expenses	1,644,693	863,254
Payroll taxes payable		14,589
Total current liabilities	22,389,508	18,079,052
Loan Payable	3,000,000	–
Total liabilities	25,389,508	18,079,052
Commitments		
Stockholders' equity (deficit) :		
Common stock, no par value, 401,000 shares authorized, and outstanding	4,010,000	4,010,000
Treasury stock, 250 shares at cost	(24,626)	(24,626)
Accumulated deficit	(5,531,832)	(1,390,319)
Total stockholders' equity (deficit)	(1,546,458)	2,595,055
	23,843,050	**20,674,107**

The accompanying notes are an integral part of these financial statements.

Statement of Operations and Accumulated Deficit year ended March 31, 2001

		(US $)
	2001	**2000**
Sales	34,269,636	17,117,116
Cost of sales	30,411,003	15,225,612
Gross Profit	3,858,633	1,891,504
Income from profit sharing agreements	128,245	232,488
Other income	967,332	180,587
Total	4,954,210	2,304,579
Selling, General and Administrative expenses	5,431,598	1,875,259
Interest expense	229,511	
Income (Loss) before income tax (expense) benefit	(706,899)	429,320
Income tax (expense) benefit		
Less: Deferred income tax (expense) benefit	280,000	(177,000)
Net Income (Loss) before cumulative effect of a change in accounting principle	(426,899)	252,320
Cumulative effect of a change in accounting principle	(3,714,614)	
Net Income (Loss)	(4,141,513)	252,320
Accumulated deficit, beginning	(1,390,319)	(1,642,639)
Accumulated deficit, end	(5,531,832)	(1,390,319)

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

year ended March 31, 2001

(US $)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(4,141,513)	252,320
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	39,363	92,061
Deferred loan costs	(28,808)	
Security deposits	(72,308)	
Deferred income taxes	(280,000)	177,000
Cumulative effect of a change in accounting principle	3,714,614	
(Increase) Decrease in		
Accounts receivable	(6,372,703)	(1,427,041)
Accounts receivable, related parties	(657,744)	(220,000)
Inventory	1,775,523	1,536,114
Other receivables	(190,518)	
Prepaid expenses	(69,246)	2,967
Advances	(3,600)	(620)
Deferred costs		(1,751,570)
Increase (Decrease) in		
Accounts payable, related party	3,543,606	(2,791,570)
Accounts payable and accrued expenses	781,439	471,527
Deferred revenue	(660,000)	
Payroll taxes payable	(14,589)	(18,627)
Net Cash used by Operating Activities	**(2,636,484)**	**(3,677,439)**
Cash Flows from Investing Activities		
Acquisition of vehicle	(16,958)	
Acquisition of equipment	(33,250)	(14,135)
Net Cash used by Investing Activities	**(50,208)**	**(14,135)**
Cash Flows from Financing Activities		
Loan proceeds	3,000,000	
Issuance of stock		4,000,000
Redemption of stock		(24,626)
Net cash provided by Financing Activities	3,000,000	3,975,374
Net Increase in Cash	313,308	283,800
Cash – beginning	362,889	79,089
Cash – end	676,197	362,889

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Reddy-Cheminor, Inc. (the Company) was incorporated on May 11, 1992 in the State of New Jersey. The Company is the importer of bulk active ingredients used in the pharmaceutical industry. The Company's customers are primarily located throughout North America.

Accounts Receivable

The Company makes a provision for uncollectible accounts based on a periodic review of the outstanding customer balances. At March 31, 2001, the balance of accounts receivable were deemed to be collectible.

Inventory

Inventory consists primarily of finished goods, which are valued at cost, on the first in, first out basis, or market, whichever is lower.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using both the straight line and Modified Accelerated Cost Recovery System (MACRS) method, over statutory lives, which approximate the estimated useful lives of the assets.

Deferred Loan Costs

The costs incurred in connection with the bank financing are being amortized on a straight-line basis over the term of the loan.

Income Taxes

The Company records income taxes in accordance with Financial Accounting Standards No. 109 (FAS 109). Under the provision of FAS 109, the Company provides for deferred taxes on temporary differences arising from assets and liabilities whose basis are different for financial reporting and income tax purposes. The deferred tax asset relates to the income tax benefit derived from the net operating loss, and the capitalization of deferred costs in connection with obtaining Food and Drug Administration (FDA) approvals, and contractual agreements for tax purposes.

Reclassifications

Certain reclassifications were made to the 2000 financial statements presentation in order to conform to the 2001 financial statements presentation.

Fair Value of Financial Instruments

The Company's financial instruments include cash and trade receivables. The carrying amounts of these financial instruments have been estimated by management to approximate fair value.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – Land, Building and Equipment

Land, Building and Equipment are comprised as follows

(US $)

	2001	**2000**	**Useful Life**
Land	100,000	100,000	
Building and improvements	433,939	433,939	31.5 to 39 years
Equipment	164,511	131,261	5 to 7 years
Vehicle	16,958	–	5 years
	715,408	665,200	
Less: accumulated depreciation	(227,179)	(195,017)	
	488,229	**470,183**	

NOTE 3 – Related Party Transactions

The Company is owned one hundred percent (100%) by Dr. Reddy's Laboratories Limited, an Indian corporation. The Company purchases substantially all of its products from its parent company or companies related or associated with the parent company.

The Company has purchase commitments to the parent company of US$ 7,973,420 as of March 31, 2001.

The Company received administrative fees of US$ 60,000 from Cheminor Drugs Limited, New Jersey, an affiliated entity.

NOTE 4 – Major Customer

The Company had sales to major customers, whose revenues were 47.48% and 33.30% in 2001 and 2000, respectively, of the Company's total revenue, as follows:

		2001		2000
	Revenue (US $)	**Percent**	**Revenue (US $)**	**Percent**
Customer 1	–		2,249,375	12.96
Customer 2	6,963,800	19.30	3,529,200	20.34
Customer 3	3,694,750	10.24		
Customer 4	6,475,394	17.94		
	17,133,944	**47.48**	**5,778,575**	**33.30**

NOTE 5 – Commitments

Employment Contracts

The Company has entered into a three (3)-year employment contract with its Chief Executive Officer. The contract terminates on December 31, 2002. For a period of two (2) years commencing January 1, 2003, the Chief Executive Officer shall be contracted to consult for the Company. At March 31, 2001, the total minimum commitment is as follows:

	(US $)
March 31, 2002	300,000
March 31, 2003	237,500
March 31, 2004	50,000
March 31, 2005	37,500
	625,000

Consulting Contract

On April 9, 1998, the Company entered into a consulting agreement for a period of one (1) year. The agreement automatically renews for one (1) year unless terminated by either party within sixty (60) days of the anniversary date. The minimum commitment under the agreement is US$ 30,000 per year.

Sales

At March 31, 2001, the Company has sales commitments of US$ 10,485,809.

Operating Leases

The Company has leased residential property for the period commencing February 21, 2001 and terminating on February 20, 2004. The annual rental is US$ 34,800.

On February 27, 2001, the Company executed a lease for office space commencing June 1, 2001 and terminating on May 31, 2008. The annual rental will be US$ 135,915 plus standard esclations.

At March 31, 2001, the future minimum lease payments for the residential property and office space will be as follows:

		(US $)
Year ended	March 31, 2002	148,063
	March 31, 2003	170,715
	March 31, 2004	166,986
	March 31, 2005	135,915
	March 31, 2006	135,915
Thereafter		294,482
		1,052,076

NOTE 6 – Income Taxes

The Company has a net operating loss (NOL) of approximately US$ 2,918,000 that may be used in varying amounts against future taxable income through March 31, 2021.

The Company believes that there is more than a fifty percent (50%) chance that the NOL will be utilized. The tax benefit has not been reduced by any valuation allowance.

The Company has elected to forego the carryback period, under Section 172 of the Internal Revenue Code of 1986.

NOTE 7 – Financial Instruments

The Company maintains all of its cash accounts with one financial institution. The cash accounts during the year were in excess of the Federal Depository Insurance Company (FDIC) insured limit. If the financial institution were to become insolvent, the maximum amount insured and recoverable through the FDIC would be limited to US$ 100,000.

NOTE 8 – Stock Redemption

On March 28, 2000, the Company redeemed to treasury 250 of the then outstanding 1,100 shares of common stock. The redemption price is payable contingent upon the achievement of certain sales levels in the United States and Canada of the Company and its affiliates for a period of ten (10) years from the stock redemption date. If all sales levels are met within the time prescribed, the redemption price will be US$ 14,000,000.

NOTE 9 – Loan Payable

Interest is payable semi-annually on the unpaid principal balance at LIBOR, plus 1.3%. Principal payments shall be made in five (5) equal semi-annual installments commencing twenty-four (24) months from the first draw down. The loan is guaranteed by Dr. Reddy's Laboratories Limited.

Maturities of long-term debt is as follows:

	(US $)
March 31, 2003	1,200,000
March 31, 2004	1,200,000
March 31, 2005	600,000
	3,000,000

NOTE 10 – Employee Benefit Plan

During the fiscal year ended March 31, 2000, the Company sponsored a 401(k) profit-sharing plan, which covers substantially all employees, as defined in the plan document. The Company's contribution is discretionary and is determined by its Board of Directors on an annual basis. The Company did not make a contribution for the years ended March 31, 2001 and 2000.

Note 11 – Profit Sharing Agreements

The Company has entered into profit sharing agreements to market certain products. Under the profit sharing agreements, the Company will share in the net profit or loss, as defined in the agreements.

NOTE 12 – Cumulative Effect of a Change in Accounting Policy

Effective April 1, 2000, the Company changed its policy of capitalizing deferred costs in connection with obtaining Food and Drug Administration (FDA) approvals and contractual agreements. As a result of this change, the Company expensed the remaining deferred costs, net of accumulated amortization.

NOTE 13 – Subsequent Event

On May 7, 2001, the Company signed an Offer and Acceptance Agreement to sell the building and land located at 66 South Maple Avenue, Ridgewood, NJ. The purchase price of the property is US$ 512,500. The closing date has been set for September 1, 2001, subject to the execution of the contracts to the satisfaction of the buyer and seller.

Preliminary Advice

The purpose of this file is to set out in the U.S. manner the Financial Statements for the year ended March 31, 2001, concerning the French Company REDDY CHEMINOR.

We wish to state clearly that the accounts are not fundamentally modified if we refer to the U.S. accountancy rules.

Among the various statement forms, we chose:

— the account form for the Balance Sheet

— the multiple-step form for the Statements of income.

The Financial Statements – in the U.S. manner – are drawn up in Euro currency.

Place : Le Coudray
Date : June 11, 2001

Joël Alexandre
Certified Chartered Accountant

Bilan actif

April 1, 2000 – March 31, 2001

(Euro)

Détail des postes		Valeurs brutes	Amortis. et provisions	Valeurs nettes
CURRENT ASSETS		1,987,611.90		1,987,611.90
Cash and Cash equivalents		917,212.88		917,212.88
Other short-term investments	E508100	336,086.70		336,086.70
Fortis current	E512110	292,946.23		292,946.23
Fortis b	E512120	129,508.19		129,508.19
Crédit Agricole	E512130	157.89		157.89
Fortis Pound Sterling	E512200	1,348.15		1,348.15
Fortis Dollars	E512400	155,616.20		155,616.20
Crédit Agricole Dollars	E512420	381.38		381.38
Interest accrued receivable	E518700	500.00		500.00
Head Office Cash	E531000	668.14		668.14
Account Receivable		749,082.91		749,082.91
Suppliers EC	D401300	43,012.46		43,012.46
Customers France	D411100	19,752.82		19,752.82
Customers EC	D411200	447,799.57		447,799.57
Customers outside EC	D411300	191,782.60		191,782.60
APGME management	D437320	583.72		583.72
Deductible VAT 19.6% collection	D445666	1,673.28		1,673.28
VAT credit to carry forward	D445670	10,835.00		10,835.00
VAT on invoices not received	D445860	10,722.46		10,722.46
Other debtors or creditors	D467000	573.91		573.91
Increase in amounts payable	D476200	22,347.09		22,347.09
Inventories		312,065.14		312,065.14
Stocks of merchandise	C370000	312,065.14		312,065.14
Prepaid expenses		9,250.97		9,250.97
Prepaid expenses–Immovable property	D486613	1,949.83		1,949.83
Prepaid expenses–Maintenance	D486615	6,300.00		6,300.00
Prepaid expenses–Insurance	D486616	907.00		907.00
Prepaid expenses–Documentations	D486618	94.14		94.14
Total Current Assets		1,987,611.90		1,987,611.90
PROPERTY, PLANT AND EQUIPMENT		130,281.63	53,899.39	76,382.24
Concessions and similar rights	B205000	9,656.08		9,656.08
Plant and machinery	B215400	7,467.57		7,467.57
General installations, sundry improvments	B218100	21,685.17		21,685.17
Transport equipment	B218200	8,918.26		8,918.26
Office and computer equipment	B218300	54,768.03		54,768.03
Furniture and fittings	B218400	20,354.63		20,354.63
Deposits and guarantee deposits paid	B275000	7,431.89		7,431.89
Amortisation of concessions and similar	B280500		9,317.01	-9,317.01
Plant and machinery	B281540		4,768.09	-4,768.09
General installations, sundry improvements	B281810		5,455.76	-5,455.76
Transport equipment	B281820		953.76	-953.76
Office and computer equipment	B281830		27,053.58	-27,053.58
Furniture and fittings	B281840		6,351.19	-6,351.19
Total Assets		130,281.63	53,899.39	76,382.24

(Euro)

Détail des postes		Valeurs brutes	Amortis. et provisions	Valeurs nettes
CURRENT LIABILITIES		-1,571,434.82	48,686.60	-1,620,121.42
Others accounts payable, accrued expenses		-1,571,434.82	48,686.60	-1,620,121.42
Suppliers France	D401100	-25,378.96		-25,378.96
Suppliers India	D401200	-1,176,965.11		-1,176,965.11
Suppliers outside EC	D401400	-116,493.40		-116,493.40
Intracommunity suppliers	D401500	-3,048.70		-3,048.70
Accrued temporary personnel expenses	D408110	-673.00		-673.00
Accrued rental expenses	D408113	-1,729.49		-1,729.49
Accrued maintenance expenses	D408115	-514.00		-514.00
Accrued fees expenses	D408122	-136,585.21		-136,585.21
Accrued transport expenses	D408124	-1,000.00		-1,000.00
Accrued travelling expenses	D408125	-1,174.74		-1,174.74
Accrued postal and telecom expenses	D408126	-3,254.00		-3,254.00
Accrued extra-ordinary expenses	D408171	-16,586.45		-16,586.45
Accrued suppliers of fixed assets	D408400	-1,219.73		-1,219.73
Accrued liabilities for holiday payment	D428200	-8,857.00		-8,857.00
Accrued travelling expenses	D428625	-732.98		-732.98
Social security	D431000	-20,479.39		-20,479.39
CGIS	D437300	-1,457.72		-1,457.72
CGIC	D437310	-1,951.76		-5,951.76
APGME non-management	D437330	-550.04		-550.04
Assédic	D437400	-1,899.97		-1,899.97
Other outstanding charges	D438600	-778.61		-778.61
Outstanding organic	D438637	-3,360.96		-3,360.96
Prov. social charges/holiday payment	D438650	-3,767.00		-3,767.00
Government taxes on profits	D444000	-15,601.28		-15,601.28
Other charges to be paid	D448600	-282.03		-282.03
Trade tax to be paid	D448635	-381.12		-381.12
Additional tax assessment to be paid	D448669	-10.82		-10.82
Reddy Cheminor Inc	D455100	-48.00		-48.00
Increase in amounts receivable	D477100	-306.26		-306.26
Differences covered by forward exch	D477800	-22,347.09		-22,347.09
Prov. for diminution in value of currency	D491000		48,686.60	-48,686.60
Total Current Liabilities		-1,571,434.82	48,686.60	-1,620,121.42
COMMON STOCK		-40,000.00		-40 000.00
Share Capital	A101300	-40,000.00		-40,000.00
RETAINED EARNINGS		-259,537.08		-259,537.08
Statutory reserve in accordance with	A106110	-3,811.23		-3,811.23
Other reserves	A106800	-255,725.85		-255,725.85
Total Liabilities		-299,537.08		-299,537.08
AMOUNT FOR CHECKING DOCUMENT		246,921.63	102,585.99	144,335.64

Compte de résultat

As of March 31, 2001

Détail des postes		(Euro)
Net Sales		**-7,403,239.85**
Sales – Bulk		-7,403,239.85
Sales France at 19.6%	G707100	-758,366.73
Sales France exo	G707300	-1,006,414.05
Sales EC	G707400	-1,281,792.20
Sales outside EC	G707500	-3,541,172.45
Intercommunity sales	G707600	-815,494.42
Other Operating Revenue		**-72,456.20**
Sales – Others		-72,456.20
Commissions and brokerage fees	G708200	-71,284.31
Other income from ancillary activities	G708800	-1,171.89
Cost of Goods sold		**6,007,056.78**
Change in inventory		765,647.27
Variation in merchandise stock	F603700	765,647.27
Purchases – Bulk		5,168,173.60
Packagings	F602600	1,661.60
Purchases products factory J	F607110	1,735,188.76
Purchases products factory G	F607120	1,022,266.19
Purchases products factory V	F607130	2,037,072.38
Purchases products factory I	F607210	78,400.00
Purchases products factory III	F607230	293,584.67
Purchases – Finished dosages		36,626.20
DRL purchases, finished products	F607240	36,626.20
Customs/Duty		7,990,76
Customs duties	F607900	7,990.76
Commissions		10,876.06
Commissions and brokerages on sales	F622200	10,876.06
Freight		17,742.89
Storage	F613220	1,874.33
Freight forwarding charges 20.6%	F622400	1,852.41
Freight forwarding charges tax 19.6%	F622401	5,200.65
Freight forwarding charges exo	F622402	799.91
Foreign freight forwarding	F622410	330.21
Carriage inward	F624100	5,594.77
Carriage outward 20.6%	F624200	1,080.79
Carriage outward 19.6%	F624201	10,284.23
Insurance recovery 60 á 62	G791100	-9,274.41
Gross Margin		**-1,468,639.27**
Research and Development		**355,079.98**
Bio Study		174,599.00
Farmers' fees	F622640	174,599.00
Medicine Samples		21,204.34
Samples 2.1%	F623200	5,721.41
Intracom samples	F623201	12,482.93
Pharmacopocia substances	F623210	3,000.00

Détail des postes		**(Euro)**
Experts/Experts' report		66,513.39
Mark. Com. Services fees	F622630	24,391.83
Prof. Maincent fees	F622631	157.02
Prof. Jacquot fees	F622632	10,671.49
Prof. Debaert fees	F622633	2,286.74
BDB Consultancy fees	F622636	24,432.82
Prof. Xicluna	F622637	4,573.49
Consultant patents		90,754.46
Cabinet Plassaraud fees	F622622	90,754.46
Travel expenses		2,008.79
Marielle Bernard expenses	F625120	1,322.50
M.B. allowance per km	F625121	686.29
Selling Expenses		**96,958.31**
Fair	32,235.58	
Trade fairs and exhibitions 19.6%	F623300	31,092.08
Trade fairs and exhibitions exo	F623301	1,098.70
Trade fairs and exhibitions 5.5%	F623302	44.80
Travel expenses		64,722.73
Luc Lamirault expenses	F625100	58,830.48
L.L. allowance per km	F625101	4,131.04
C.A. expenses	F625130	344.07
C.A. allowance per km	F625131	246.42
M.D. expenses	F625140	922.49
M.D. allowance per km	F625141	248.23
Administrative and General Expenses		**391,147.78**
Office equipment		19,211.01
Maintenance supplies and equipment	F606300	994.24
Administrative supplies 19.6%	F606400	16,354.91
Administrative supplies 5.5%	F606401	83.53
Administrative supplies 20.6%	F606402	884.20
Administrative supplies tax-free	F606403	9.75
Sundry rentals	F613210	884.38
Office rent & charges		12,586.38
Immovable property rentals	F613200	10,518.98
Rental and co-ownership charges	F614000	2,067.40
Repairs & maintenance		9,678.17
On immovable property	F615200	1,609.34
On movable property	F615500	38.11
Entretien & reparation/car	F615530	28.36
Maintenance office equipment	F615600	8,002.36
Moving expenses		1,286.52
Moving expenses	F625500	1,286.52
Insurance		369.14
Assurance premiums	F616000	369.14
Documentation – Subscription		77,119.48
General documentation 19.6%	F618100	1,644.66

Détail des postes **(Euro)**

General intracom documentation	F618101	287.30
General documentation exo	F618102	2,815.94
General documentation 5.5%	F618103	1,581.57
General documentation 2.1%	F618104	556.47
Technical documentation	F618300	70,233.55
Lawyer fees		3,453.43
Legal advisor fees	F622612	2,665.73
Cabinet Tremblay fees	F622613	152.45
Documentary and legal costs	F622700	635.25
Accounting fees		21,630.58
A.D.H. Experts' fees	F622610	18,545.42
Auditors fees	F622611	3,085.16
Other fees		162,971.36
Other fees	F622690	162,971.36
Entertainment		29,259.38
Entertainment	F625600	17,529.71
Entertainment 19.6%	F625601	26.68
Arun Narayan expenses	F625610	5,907.90
Arun Narayan location	F625620	3,747.84
Ashok Narayanaswamy expenses	F625630	1,349.49
Entertaining	F625700	697.76
Advertising		31.56
Publications	F623700	31.56
Postage and courier		20,179.18
Administrative transport not taxable	F624400	9,134.25
Administrative transport tax 19.6%	F624401	6,206.39
Administrative transport tax 20.6%	F624402	128.91
Postal expenses	F626000	4,709.63
Telephone		24,354.19
France Télécom	F626100	8,547.63
Itinéris	F626200	5,900.52
Cegetel 19.6%	F626300	6,324.57
Cegetal 20.6%	F626301	-31.82
Télé 2	F626400	3,613.29
Bank service charges		1,293.27
Other expenses and bank com. 19.6%	F627800	7,311.38
Other expenses and bank com. exo	F627801	664.34
Write-backs/prov. liabilities finance	G786500	-6,682.45
Local taxes		6,928.01
Continuing professional education	F633300	649.81
Training levy	F633500	1,070.18
Trade tax	F635110	1,035.43
T.V.T.S.	F635140	282.03
Registration and stamp duty	F635400	399.41
Vignette – Carte grise	F635410	130.19
Solidarity tax	F637100	3,360.96

Détail des postes		**(Euro)**
Sundry		796.11
Business gifts for customers	F623400	253.94
Sundry (tips, gifts)	F623800	41.01
Sundry payments (subscriptions, etc)	F628100	501.16
Salaries and Wages		**352,363.98**
Salaries		227,194.96
Temporary personnel	F621100	11,665.54
Salaries, wages, basic commissions	F641100	215,529.42
Additional pay		6,143.41
Holiday pay	F641200	-1,631.49
Allowances and sundry benefits	F641400	7,774.90
Formation		11,042.70
Purchased training	F618500	3,087.09
Purchased training exo	F618501	7,955.61
Salary expenses		84,951.14
Contribution to URSSAF (social security)	F645100	54,796.34
Contributions to CGIS	F645300	5,140.14
Contributions to CGIC	F645310	11,935.04
Contributions to APGE management	F645320	4,543.61
Contributions to APGME non-management	F645330	2,171.58
Contributions to Assédic (unemploy)	F645400	6,857.74
Contributions to social security	F645850	-638.78
Employee health checks, pharmacy	F647500	303.38
Insurance recovery 64	G791400	-157.91
Head hunter		23,031.77
Francois Sanchez Consult fees	F622650	22,856.22
Staff recruitment expenses	F628400	175.55
Depreciation and amortisation		**60,117.43**
Amortisation		27,437.98
Intangible fixed assets	F681110	7,675.83
Tangible fixed assets	F681120	19,433.51
Transfers extra-ordinary amortisation	F687100	328.64
Others costs & operating exp.		32,679.45
Depreciation of customers	F681700	48,686.60
Write-back/provisions liabilities	G781500	-16,007.15
Income from operation		**-212,971.79**
Other Incomes		**-225,338.11**
Interest income		-224,432.68
Foreign exchange gains	G766000	-189,290.74
Net income/short-term investment di	G767000	-12,854.38
Other investment income	G768000	-0.04
Interest on dollar account	G768200	-22,287.52
Miscellaneous other incomes		-905.43
Sundry operating income	G758000	-0.87
Other extra-ordinary operating income	G771800	-902.43
Other extra-ordinary income	G778000	-2.13

Détail des postes (Euro)

Other deductions		**212,411.50**
Interest cost incurred		212,379.09
Bank interest and interest on finance	F661600	35.79
Foreign exchange losses	F666000	212,343.29
Other financial charges	F668000	0.01
Miscellaneous other deductions		32.41
Sundry operating expenses	F658000	1.01
Penalties, fiscal and legal charges	F671200	31.40
Income before tax		**-225,898.40**
Provision for taxes on income		81,562.76
Taxes on profits	F695000	81,562.76
Net Income		**-144,335.64**

Report of the Directors

Your Directors have pleasure in submitting the Eleventh Annual Report together with Audited Accounts of the Company for the period ended March 31, 2001.

Financial Results

The Loss for the year ended March 31, 2001 was Rs 3,162.

Auditors

M/s. A Ramachandra Rao & Co., Chartered Accountants, Hyderabad, auditors of the Company retire at the ensuring Annual General Meeting and being eligible, offer themselves for reappointment.

Directors

Dr. K Anji Reddy, Director of the Company, retires by rotation and being eligible offers himself for reappointment.

Particulars of Employees

There is no employee who is drawing a salary of Rs 600,000 per annum and above. Hence, no particulars of employees is annexed hereto as required under sub-section (2A) of Section 217 of the Companies Act, 1956.

Particulars Regarding Energy Conservation etc:

The information regarding energy conservation and technology absorption required to be disclosed under Section 217 (1) (e) of the Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of the Directors) Rules 1988 is not given as the same is not applicable to your Company.

Acknowledgments

Your Directors wish to express their gratitude to all concerned for the cooperation to the Company during the year.

for and on behalf of the Board

Place : Hyderabad
Date : May 28, 2001

G V Prasad
Director

Addendum to Directors' Report

Dear Members,

Your Directors wish to add the following responsibility statement to the Directors' Report for the financial year 2000-2001.

Directors' Responsibility Statement

i) In the preparation of Annual Accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) We have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2000-2001 and of the profit of the Company for that period;

iii) We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) We have prepared the annual accounts on a going concern basis.

on behalf of the Board of Directors

G V Prasad
Director

Auditors' Report

A RAMACHANDRA RAO & CO.
Chartered Accountants

3-6-369/A/11
1st Floor, Street No. 1
Himayathnagar
Hyderabad 500 029
Phone: +91-(0)40-7633677
Fax: +91-(0)40-7639746

To
The Members of
Cheminor Investments Limited

We have audited the attached Balance Sheet of **M/s. Cheminor Investments Limited,** as at March 31, 2001 and the Profit and Loss Account for the year ended as on that date annexed thereto and report that :

1. As required by the Manufacturing and Other Companies (Auditors' Report) Order, 1988 issued by the Company Law Board in terms of Sec. 227 (4A) of the Companies Act, 1956, we enclose in the annexure a statement on the matters specified in paragraph 4 and 5 of the said Order.

2. Further to our comments in the annexure referred to in paragraph (1) above, we state that:

   a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit.

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of such books of the Company.

   c) The Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the Books of Account of the Company.

   d) In our opinion the Profit and Loss Account and the Balance Sheet comply with the Accounting Standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956.

   e) On the basis of the written representations received from the Director, as on March 31, 2001, and taken on record by the Board of Directors, we report that none of the Directors are disqualified as on March 31, 2001 from being appointed as a Director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

   f) In our opinion and to the best of our information and according to the explanations give to us, the said accounts read with notes thereon, gives the information required by the Companies Act, 1956 in the manner so required and gives a true and fair view:

      i) In so far as it relates to the Balance Sheet, of the state of affairs of the Company at March 31, 2001, and

      ii) In so far as it relates to the Profit and Loss Account, of the Loss of the Company for the year ended on that date.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place: Hyderabad
Date : May 28, 2001

P S R V V Surya Rao
Partner

Annexure to the Auditors' Report

(Referred to in paragraph (1) of our report of even date)

1. The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. All the fixed assets have been physically verified by the management during the year and to the best of our knowledge, no serious discrepancies have been noticed on such verifications.

2. None of the fixed assets have been revalued during the year.

3. The Company has not obtained any loans, secured or unsecured, from companies, firms or other parties listed in the Register required to be maintained under Sections 301 and 370(1-C) of the Companies Act, 1956.

4. The Company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the register required to be maintained under Sections 301 and 370(1-C) of the Companies Act, 1956.

5. In our opinion, and in accordance with the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of assets.

6. The Company has not accepted any deposits from the public during the year.

7. According to information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs Duty and Excise Duty were outstanding as at March 31, 2001 for a period of more than six months from the date they became payable.

8. According to the information and explanations given to us, no personal expenses of employees or directors have been charged to the revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practices.

9. The company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other similar securities.

11. Item Nos. 4(A)(iii), (iv), (v), (vi), (ix), (xi), (xii), (xiv), (xv), (xvi), (xvii), (xx) and 4(D) (ii), (iii) of the said order are not applicable in the case of this Company.

for **A Ramachandra Rao & Co.,**
Chartered Accountants

Place : Hyderabad
Date : May 28, 2001

P S R V V Surya Rao
Partner

Balance Sheet

as at March 31, 2001

(Rs)

Particulars	Schedules	As at March 31, 2001	As at March 31, 2000
I. SOURCES OF FUNDS			
1. Shareholders' Funds			
Share Capital	1.01	1,345,930	1,345,930
2. Loan Funds			
Unsecured Funds	1.02	8,965	8,965
Total		**1,354,895**	**1,354,895**
II. APPLICATION OF FUNDS			
1. Fixed Assets (Land & Buildings)	1.03		
Gross Block		1,272,625	1,272,625
Less: Depreciation		7,259	6,222
Net Block		**1,265,366**	**1,266,403**
2. Current Assets, Loans & Advances			
A. Current Assets	1.04	14,281	14,906
B. Less: Current Liabilities	1.05	15,833	14,333
C. Net Current Assets		-1,552	573
3. Miscellaneous Expenditure	1.06	7,965	7,965
Profit & Loss Account		83,116	79,954
Total		**1,354,895**	**1,354,895**
NOTES TO ACCOUNTS	3.00		

Schedule Nos. 1.01 to 1.06 and Schedule 3.00 are an integral part of this Balance Sheet and should be read in conjunction therewith.

As per our report attached to the Balance Sheet

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

for and on behalf of the Board

Dr. K Anji Reddy
Director

G V Prasad
Director

Place : Hyderabad
Date : May 28, 2001

Profit and Loss Account

year ended March 31, 2001

(Rs)

Particulars	Schedule	Year ended March 31, 2001	Year ended March 31, 2000
I INCOME			
II EXPENDITURE			
Administrative expenses	2.01	2,125	1,500
Depreciation		1,037	1,037
Loss for the year		3,162	2,537
Loss for the earlier years brought forward		79,954	77,417
Transferred to Balance Sheet		83,116	79,954

Schedule Nos. 2.01 and Schedule No. 3.00 form an integral part of this Profit & Loss Account and should be read in conjunction therewith.

As per our report attached to the Balance Sheet

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 28, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Director

G V Prasad
Director

Schedules to Balance Sheet and Profit & Loss Account

(Rs)

	As at March 31, 2001	As at March 31, 2000
SCHEDULE 1.01		
Share Capital		
Authorised		
150,000 Equity Shares of Rs 10 each	1,500,000	1,500,000
200, 12% Cumulative Redeemable Preference Shares of Rs 100 each	20,000	20,000
Total	**1,520,000**	**1,520,000**
Issued, Subscribed & Paid up		
134,513 Equity Shares of Rs 10 each of these 134,508 shares are held by Cheminor Drugs Ltd (previous year 134,508)	1,345,130	1,345,130
8, 12% Cumulative Redeemable Preference Shares of Rs 100 each	800	800
Total	**1,345,930**	**1,345,930**
SCHEDULE 1.02		
Unsecured Loans (including accrued interest)		
From Directors	8,965	8,965
Total	**8,965**	**8,965**

SCHEDULE 1.03

Fixed Assets (Rs)

	Gross Block at Cost			Depreciation			Net Block	
Description	**As on April 1, 2000**	**Additions during the year**	**As on March 31, 2001**	**As on April 1, 2000**	**For the year**	**As on March 31, 2001**	**As on March 31, 2001**	**As on March 31, 2000**
Land	1,208,993	–	1,208,993	–	–	–	1,208,993	1,208,993
Buildings	63,632	–	63,632	6,222	1,037	7,259	56,373	57,410
Total	**1,272,625**	**–**	**1,272,625**	**6,222**	**1,037**	**7,259**	**1,265,366**	**1,266,403**
Previous year	1,272,625	–	1,272,625	5,185	1,037	6,222	1,266,403	1,267,440

	As at March 31, 2001	As at March 31, 2000
SCHEDULE 1.04		
Current Assets, Loans & Advances		
A. Current Assets		
1. Balance with Scheduled Banks in current account	14,232	14,857
2. Cash balance on hand	49	49
Total	**14,281**	**14,906**
SCHEDULE 1.05		
Current Liabilities & Provisions		
Sundry Creditors for Expenses	15,833	14,333
Total	**15,833**	**14,333**

(Rs)

	As at March 31, 2001	As at March 31, 2000
SCHEDULE 1.06		
Miscellaneous Expenditure		
Preliminary expenses (to the extent not written off or adjusted)	7,965	7,965
Total	**7,965**	**7,965**

(Rs)

	Year ended March 31, 2001	Year ended March 31, 2000
SCHEDULE 2.01		
Administrative Expenses		
1. Filing Fee	1,500	1,000
2. Auditors' remuneration		
Audit Fee	500	500
3. Bank charges	125	–
Total	**2,125**	**1,500**

SCHEDULE 3.00

Notes to the Accounts

1. The 12% Cumulative Redeemable Preference Shares are redeemable at par on or before January 23, 2000. Arrears of Preference Dividend is Rs 1,074 (previous year Rs 978).

2. Additional information pursuant to clause 4(C) and 4(D) of part II schedule VI of the Companies Act, 1956 is not applicable.

3. Previous year figures are regrouped wherever necessary.

4. **Accounting Policies**

   i) Fixed Assets are stated at historical cost less depreciation.

   Depreciation has been calculated at amended rates prescribed under straight line method in Schedule XIV of the Companies Act, 1956.

   ii) Cost of Land and Buildings have been apportioned considering the life and usability of the Building.

   iii) Revenue recognition of all income and expenditure are accounted on accrual basis, unless stated otherwise.

As per our report attached to the Balance Sheet

for **A Ramachandra Rao & Co.,**
Chartered Accountants

A Ramachandra Rao
Partner

Place : Hyderabad
Date : May 28, 2001

for and on behalf of the Board

Dr. K Anji Reddy
Director

G V Prasad
Director

Balance Sheet Abstract and Company's General Business Profile

1. Registration Details

Registration No.	: 010931	State Code	: 01
Balance Sheet Date	: 31 (Date) 03 (Month) 01 (Year)		

2. Capital Raised during the Year (Amount in Rs thousand)

Public Issue	: NIL	Right Issue	: NIL
Bonus Issue	: NIL	Private Placement	: NIL

3. Position of Mobilisation and Deployment of Funds (Amount in Rs million)

Total Liabilities	: 1355	Total Assets	: 1355

Sources of Funds:

Paid up Capital	: 1346	Reserves and surplus	: NIL
Secured Loans	: NIL	Unsecured loans	: 9

Application of Funds:

Net Fixed Assets	: 1266	Investments	: NIL
Net Current Assets	: -2	Miscellaneous Exp.	: 8

4. Performance of the Company (Amount in Rs million)

Turnover	: NIL	Total Expenditure	: 3.2
Profit Before Tax	: NIL	Profit After Tax	: NIL
Earning per Share in Rs	: NIL	Dividend %	: NIL

5. Generic Names of Three Principal Product/Services of Company (as per the monetary terms)

Item Code No. (ITC Code) : NIL
Product Description

Item Code No. (ITC Code) : NIL
Product Description

Item Code No. (ITC Code) : NIL
Product Description

Independent Auditors' Report

KPMG

Merchant Towers
Plot No. 5, Road No. 4
Banjara Hills
Hyderabad 500 034
Telephone : +91-(0)40-335 0060
Fax : +91-(0)40-335 0070

The Board of Directors and Stockholders
Dr. Reddy's Laboratories Limited

We have audited the accompanying consolidated balance sheets of Dr. Reddy's Laboratories Limited and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dr. Reddy's Laboratories Limited and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated to United States dollars on the basis described in Note 2(c) to the consolidated statements.

Place : Hyderabad
Date : August 07, 2001

KPMG

Consolidated Balance Sheets

(in thousands, except share data)

			As of March 31
	2000	2001	2001
ASSETS			
Current Assets			
Cash and cash equivalents (Note 5)	Rs 557,509	Rs 478,979	US$ 10,224
Restricted cash (Note 5)	46,262	18,670	399
Accounts receivable, net of allowances (Note 6)	1,743,583	2,379,703	50,794
Inventories (Note 7)	1,641,159	1,919,354	40,968
Deferred income taxes (Note 27)	171,613	158,931	3,392
Due from related parties (Note 29)	10,453	23,338	498
Other current assets (Note 8)	218,416	328,796	7,018
Total current assets	4,388,995	5,307,771	113,293
Property, plant and equipment, net (Note 9)	3,251,617	3,243,706	69,236
Due from related parties (Note 29)	29,045	34,523	737
Intangible assets (Note 11)	3,351,707	2,889,373	61,673
Investment securities (Note 10)	21,030	21,337	455
Investment in affiliates (Note 14)	40,300	284,970	6,083
Other assets (Note 8)	82,005	101,205	2,160
Total assets including current assets	**Rs 11,164,699**	**Rs 11,882,885**	**US$ 253,637**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Borrowings from banks (Note 17)	Rs 2,456,124	Rs 2,569,095	Rs 54,837
Current portion of long-term debt (Note 18)	285,300	379,515	8,101
Current portion of capital lease obligations (Note 12)	3,506	109	2
Trade accounts payable	892,828	684,364	14,608
Due to related parties (Note 29)	578	1,083	23
Taxes payable	143,758	163,120	3,482
Accrued expenses	268,095	383,432	8,184
Other current liabilities	238,537	331,683	7,080
Total current liabilities	4,288,726	4,512,401	96,316
Long-term debt, excluding current portion (Note 18)	1,157,343	1,003,378	21,417
Capital lease obligations, excluding current portion (Note 12)	109	–	–
Deferred revenue	69,813	69,813	1,490
Deferred income taxes (Note 27)	859,080	864,857	18,460
Other liabilities	154,826	175,970	3,756
Total liabilities including current liabilities	**6,529,897**	**6,626,419**	**141,439**
Minority interest	7,556	16,002	342
Stockholders' equity			
Equity shares at Rs 10 par value; 50,000,000 shares authorized; Issued and outstanding 31,588,780 shares	315,889	315,889	6,743
Additional paid in capital	4,296,154	4,296,154	91,700
Retained earnings	18,978	627,137	13,386
Equity shares held by a controlled trust: 20,700 shares (Note 22)	(4,882)	(4,882)	(104)
Accumulated other comprehensive income	1,107	6,166	132
Total stockholders' equity	4,627,246	5,240,464	111,856
Total liabilities and stockholders' equity	**Rs 11,164,699**	**Rs 11,882,885**	**US$ 253,637**

See accompanying notes to the consolidated financial statements.

Consolidated Statements Of Operations

(in thousands, except share data)

			Year ended March 31	
	1999	**2000**	**2001**	**2001**
Revenues				
Product sales, net of allowances for sales returns				
(includes excise duties of Rs 562,596, Rs 638,680 and				
Rs 733,841 for the years ended March 31, 1999, 2000				
and 2001 respectively)	Rs 6,503,906	Rs 7,886,876	Rs 10,974,809	US$ 234,254
License fees	99,975	89,315	–	–
	6,603,881	**7,976,191**	**10,974,809**	**234,254**
Cost of revenues	4,259,699	4,751,606	5,735,847	122,430
Gross Profit	**2,344,182**	**3,224,585**	**5,238,962**	**111,824**
Operating expenses :				
Selling, general and administrative expenses (Note 26)	1,451,773	1,708,219	2,818,870	60,168
Research and development expenses (Note 16)	264,301	351,344	508,837	10,861
Amortisation expenses	219,124	304,924	482,334	10,295
Foreign exchange (Gain)/Loss	299,601	(2,047)	(62,105)	(1,326)
Total operating expenses	**2,234,799**	**2,362,440**	**3,747,936**	**79,999**
Operating Income	109,383	862,145	1,491,026	31,826
Equity in loss of affiliates (Note 14)	(3,450)	(19,809)	(31,520)	(673)
Other expenses, net (Note 25)	(185,428)	(301,673)	(387,005)	(8,261)
Income/(Loss) before income taxes and minority interest	(79,495)	540,663	1,072,501	22,892
Income taxes (Note 27)	(122,708)	(256,791)	(321,396)	(6,860)
Minority interest	24,199	(1,007)	(9,155)	(195)
Net Income/(Loss)	**Rs (178,004)**	**Rs 282,865**	**Rs 741,950**	**US$ 15,837**
Basic and diluted Net Income/(Loss) per equity share	(5.64)	8.95	23.49	0.50
Weighted average number of equity shares used in computing				
basic and diluted net Income/(Loss) per equity share	31,588,780	31,588,780	31,588,780	31,588,780

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands, except share data)

	Equity Shares				Equity Shares held by a Controlled Trust				
	No. of Shares	Amount	Additional Paid in Capital	Compre-hensive Income	No. of Shares	Amount	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance, March 31, 1998 as previously reported	**26,487,238**	**Rs 264,873**	**Rs 1,696,201**		**-**	**-**	**Rs (2,243)**	**Rs 733,641**	**Rs 2,692,472**
Adjustment for pooling of interests	5,101,542	51,016	2,599,953		20,700	(4882)	(756)	(572,764)	2,072,567
Balance as of March 31, 1998 as restated	**31,588,780**	**315,889**	**4,296,154**		**20,700**	**(4,882)**	**(2,999)**	**160,877**	**4,765,039**
Dividends								(108,151)	(108,151)
Comprehensive Income									
Net Income				Rs (178,004)				(178,004)	(178,004)
Other Comprehensive Income									
Unrealized gain on investments, net				1,053			1,053		1,053
Comprehensive Income/(Loss)				Rs (176,951)					
Balance as of March 31, 1999	**31,588,780**	**315,889**	**4,296,154**		**20,700**	**(4,882)**	**(1,946)**	**(125,278)**	**4,479,937**
Dividends								(138,609)	(138,609)
Comprehensive Income									
Net Income				Rs 282,865				282,865	282,865
Other Comprehensive Income									
Unrealized gain on investments, net				3,053			3,053		3,053
Comprehensive Income/(Loss)				Rs 285,918					
Balance as of March 31, 2000	**31,588,780**	**315,889**	**4,296,154**		**20,700**	**(4,882)**	**1,107**	**18,978**	**4,627,246**
Dividends								(133,791)	(133,791)
Comprehensive Income									
Net income				Rs 741,950				741,950	741,950
Other Comprehensive Income									
Translation adjustment				4,816			4,816		4,816
Unrealized gain on investments, net				243			243		243
Comprehensive Income/(Loss)				Rs 747,009					
Balance as of March 31, 2001	**31,588,780**	**Rs 315,889**	**Rs 4,296,154**		**20,700**	**Rs (4,882)**	**Rs 6,166**	**Rs 627,137**	**Rs 5,240,464**
Balance as of March 31, 2001		**US$ 6,743**	**US$ 91,700**			**US$ (104)**	**US$ 132**	**US$ 13,386**	**US$ 111,856**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands, except share data)

	Year ended March 31			
	1999	2000	2001	2001
Cash Flows from Operating Activities				
Net Income/(Loss)	Rs (178,004)	Rs 282,865	Rs 741,950	US$ 15,837
Adjustments to reconcile Net Income/(Loss) to Net Cash from Operating Activities:				
Deferred tax expense/(benefit)	(33,402)	101,350	19,532	417
(Gain)/Loss on sale of investments	2,267	(130)	–	–
Depreciation and amortisation	543,360	690,606	895,851	19,122
Loss/(Gain) on sale of property, plant and equipment	691	6,864	14,177	303
Provision for doubtful accounts receivable	116,102	81,123	128,406	2,741
Allowance for sales returns	67,071	79,030	57,342	1,224
Inventory write-downs	19,394	1,763	3,103	66
Equity in loss of affiliates	3,450	19,809	31,520	673
Write-down of investment securities	9,692	–	–	–
Exchange (Gain)/Loss on remeasurement	(458,692)	(56,678)	8,057	172
Minority interest	(24,199)	1,007	9,155	195
Changes in operating assets and liabilities:				
Accounts receivable, net of allowances	(332,934)	(409,839)	(725,065)	(15,476)
Inventories	(359,678)	47,407	(300,070)	(6,405)
Other assets	12,037	48,880	(117,721)	(2,513)
Due to/from related parties	3,566	(25,069)	(26,413)	(564)
Trade accounts payable	293,645	(288,955)	(295,170)	(6,300)
Accrued expenses	146,259	29,238	114,341	2,441
Deferred revenue	(16,265)	(14,232)	–	–
Taxes payable	78,175	23,322	19,286	412
Other liabilities	(13,366)	14,244	38,815	828
Net Cash provided by/(used in) Operating Activities	(120,831)	632,605	617,096	13,172
Cash Flows from Investing Activities				
Restricted cash	(2,847)	10,801	27,592	589
Expenditure on property, plant and equipment	(555,831)	(299,361)	(488,989)	(10,437)
Proceeds from sale of property, plant and equipment	838	18,018	68,136	1,454
Acquisition of minority interest	–	(1,072)	–	–
Purchase of investment securities	(69,988)	(4,787)	(276,186)	(5,895)
Proceeds from sale of investment securities	14,622	63,849	–	–
Dividends received from affiliates	–	–	–	–
Expenditure on intangible assets	(360,810)	–	(20,000)	(427)
Cash paid for acquisition, net of cash acquired	–	(1,166,371)	–	–
Net Cash used in Investing Activities	(974,016)	(1,378,923)	(689,447)	(14,716)

(in thousands, except share data)

			Year ended March 31	
	1999	**2000**	**2001**	**2001**
Cash Flows from Financing Activities				
Proceeds from borrowings, net	776,945	852,451	112,971	2,411
Proceeds from issuance of long-term debt	468,238	1,105,462	219,820	4,692
Repayment of long-term debt	(611,045)	(1,019,484)	(282,465)	(6,029)
Principal payments under capital lease obligations	(4,505)	(5,784)	(3,506)	(75)
Dividends	(108,151)	(138,609)	(133,791)	(2,856)
Payment of dividend to minority interest in subsidiary	(373)	(332)	(709)	(15)
Net cash provided by/(used in) Financing Activities	**521,109**	**793,704**	**(87,680)**	**(1,872)**
Effect of exchange rate changes on Cash	**654,157**	**90,869**	**81,501**	**1,740**
Net Increase in Cash and Cash Equivalents during the year	**80,419**	**138,255**	**(78,530)**	**(1,676)**
Cash and Cash Equivalents at the beginning of the year	338,835	419,254	557,509	11,900
Cash and Cash Equivalents at the end of the year	**Rs 419,254**	**Rs 557,509**	**Rs 478,979**	**US$ 10,224**

Supplemental disclosures				
Cash paid for:				
Interest	Rs 245,437	Rs 350,783	Rs 355,846	US$ 7,595
Income taxes	72,425	125,531	269,502	5,752
Supplemental schedule of Non-cash Investing Activities:				
Property, plant and equipment purchased on credit during the year	18,866	57,167	16,301	348

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(in thousands, except shared data and where otherwise stated)

1. Overview

Dr. Reddy's Laboratories Limited (DRL) together with its subsidiaries DRL Investments Limited, Compact Electric Limited (Compact), Reddy Pharmaceuticals Hong Kong Limited, OOO JV Reddy Biomed Limited (Reddy Biomed), Reddy Antilles N.V.(Antilles), Reddy Netherlands B.V.(RNBV), Reddy US Theraupeutic Inc. (Reddy US), Reddy Pharmaceuticals Singapore Pte. Ltd., Reddy Cheminor Inc.(RCI), Reddy Cheminor SA (RCSA), American Remedies Limited (American Remedies), and Softcaps Private Limited (Softcaps) (collectively, the Company) is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, diagnostics, generics, critical care and biotechnology, and drug discovery. The Company's principal research and development and manufacturing facilities are located in India with marketing facilities in India, Russia, the United States, Brazil and France. The Company's shares trade on several stock exchanges in India.

2. Significant Accounting Policies

a) Basis of Preparation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

b) Functional Currency

The functional currency of the Company, including its consolidated foreign subsidiaries, except Reddy US, is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currency of Reddy US, a consolidated subsidiary, is the US dollar, being the currency of the primary economic environment in which it operates.

The foreign subsidiaries of the Company, except Reddy US, operate as marketing arms of the parent company in the respective countries/regions. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. Based on an individual and collective evaluation of these economic factors, the Management has determined that the Indian rupee is the functional currency of these entities.

Reddy US carries out research activities in the United States. Investment and working capital financing is done in US dollars directly or indirectly by the parent company. Cash flows related to the assets and liabilities are primarily in US dollars and do not directly impact the cash flows of the parent company. Based on an individual and collective evaluation of these economic factors, the Management has determined that the local currency, the US dollar, is the functional currency of Reddy US. Accordingly, assets and liabilities of Reddy US are translated into Indian rupees at the rate of exchange prevailing as at the Balance Sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in *accumulated other comprehensive income.*

c) Convenience Translation

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the year ended March 31, 2001 have been translated into United States dollars at the noon buying rate in New York City on March 30, 2001 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$ 1 = Rs 46.85. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

d) Principles of Consolidation

The consolidated financial statements include the financial statements of DRL, all of its subsidiaries, which are more than 50% owned and controlled and Dr. Reddy's Research Foundation (Research Foundation), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company. All material inter-company balances and transactions are eliminated on consolidation.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. Significant influence may exist even if the Company owns less than 20% of the voting stock, depending on the existence of factors such as representation on the Board of Directors, participation in the policy making process, material inter-company transactions, inter-change of managerial personnel and technological dependencies. The Company's equity in the income/loss of of its equity method affiliates, Aurantis Farmaceutica Ltda, Brazil (Aurantis) and Kunshan Rotam Reddy Pharmaceutical Co. Ltd. (Reddy Kunshan), is included in the statement of operations. Inter-company profits and losses have been eliminated until realized by the investor or investee.

The financial statements of OOO JV Reddy Biomed Limited, a consolidated foreign subsidiary and Aurantis, a foreign affiliate are included for fiscal years ended December 31.

e) Cash Equivalents

The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

f) Revenue Recognition

Revenue is recognized when significant risks and rewards in respect of ownership of the products are transferred to the customer, generally the stockists or formulations manufacturers. Revenue is recognized when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized on shipment of products.

Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees that do not represent the culmination of a separate earnings process are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement.

Sales of formulations in India are made through consignment and clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from consignment and clearing and forwarding agents. Consignment and clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories.

Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

Sales returns are estimated and provided for in the year of sales. Such allowances are made based on the historical trends. The Company has the ability to make a reasonable estimate of the amount of future returns due to large volume of homogeneous transactions and historical experience with similar types of sales of products.

g) Shipping Costs

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

h) **Inventories**

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and production overheads.

A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

i) **Investment Securities**

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost, that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in, first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

j) **Derivative Financial Instruments**

The Company uses short-term forward exchange contracts to cover foreign exchange risk. These contracts qualify as hedges, as changes in their fair value offset the effect of a change in the fair value of the underlying exposure. Such contracts are revalued based on the spot rates at the date of the Balance Sheet and the spot rates at the inception of the contract. Gains and losses arising on revaluation are recognized as offsets to gains and losses resulting from the transactions being hedged. Premium or discounts on such forward exchange contracts are recognized over the life of the contract.

k) **Property, Plant and Equipment**

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 40 years
Plant and machinery	5 to 15 years
Furniture, fixtures and office equipment	4 to 8 years
Vehicles	4 to 5 years
Computer equipment	3 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

l) Intangible Assets

Intangible assets consist of goodwill representing the excess of purchase cost over the fair value of the net tangible and identified intangible assets of businesses acquired, and other acquired intangibles, which include trademarks and non-compete arrangements. The acquisition of product brands is recorded as purchase of intangible assets. The assets are recorded on the date of acquisition at cost adjusted to the tax effects. Trademarks and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower. Other intangible assets are amortized on the straight-line method over the period during which the benefits are expected to accrue from these assets. Such periods are as follows :

Goodwill	10 to 15 years
Trademarks	5 to 10 years
Non-compete arrangements	1.5 to 10 years

m) Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of'. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

n) Start-up Costs

Costs of start-up activities including organization costs are expensed as incurred.

o) Research and Development

Research and development cost is expensed as incurred. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment.

p) Foreign Currency Transactions

Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the Balance Sheet date. The resulting exchange gains/losses are included in the statement of income.

Some of the entities operate in a highly inflationary economy. The functional currency of these entities is the Indian Rupee. The financial statements of those entities are remeasured into the reporting currency and will continue to be so remeasured even if the economy ceases to be considered highly inflationary.

q) Stock-based Compensation

The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock-based compensation plans. The Company has therefore adopted pro forma disclosure provisions of SFAS No. 123, 'Accounting for Stock-based Compensation'.

r) Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

s) Earnings per Share

The Company has adopted SFAS No. 128, 'Earnings per Share'. In accordance with SFAS No. 128, basic earnings per share is computed

using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results are anti-dilutive.

t) **Reclassifications**

Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on the reported earnings.

u) **Recent Accounting Pronouncements**

Derivatives and hedge accounting: On April 1, 2001, the Company adopted SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities' as amended by SFAS No. 138, when the rules became effective for companies with fiscal year ending March 31.

The new rules will change the accounting treatment of derivative contracts (including foreign exchange contracts) that are employed to manage risk as well as certain derivative-like instruments embedded in other contracts. The rules require that all the derivatives be recorded on the Balance Sheet at their fair value. The treatment of changes in the fair value of derivatives depends on the character of the transaction.

For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings, together with changes in the fair value of the related hedged item. The Company's fair value hedges will primarily include hedges of foreign currency loans. The Company expects that the net amount reflected in current earnings under the new rules will be substantially similar to the amounts under existing accounting practice.

For cash flow hedges, in which derivatives hedge the variability of cash flows relating to floating rate assets, liabilities or forecasted transactions, the accounting treatment will depend on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but will be reported as other changes in stockholder's equity from non-owner sources. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings. The company's cash flow hedges will primarily include hedges of forecasted foreign currency licence arrangements. As a result, while the earnings impact of cash flow hedges may be similar to existing accounting practice, the amounts included in other changes in stockholder's equity may vary depending on market conditions.

Non-trading derivatives that do not qualify as hedges under new rules will be carried at fair value with changes in value included in current earnings.

In order to adopt these new rules, the initial revaluation of these derivatives along with the initial revaluations of other items discussed in the preceding paragraphs, are required to be recorded as cumulative effects of a change in accounting principle, after tax, either in net income if the hedging relationship could have been considered a fair value type hedge prior to adoption or in other changes in stockholder's equity from non-owner sources, if the hedging relationship could have been considered a cash flow type hedge prior to adoption. The initial transitional adjustments required to adopt SFAS No. 133 are not significant.

Transfer and servicing of financial assets: In September 2000, the FASB issued SFAS No. 140, 'Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities', and a replacement of SFAS No. 125. Provisions of SFAS No. 140 primarily relating to transfer of financial assets and securitisations that differ from SFAS No. 125 are effective for transfers after March 31, 2001. Adoption of SFAS No.140 will not have a significant impact on the financial statements of the Company.

Business Combinations, Goodwill and Other Intangible Assets: In July 2001, the FASB issued SFAS No. 141, 'Business Combinations', and SFAS No. 142, 'Goodwill and Other Intangible Assets'. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

SFAS No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of'.

The Company is required to adopt the provisions of SFAS No. 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method, and SFAS No. 142 effective April 1, 2001.

SFAS No. 141 will require upon adoption of SFAS No. 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill and equity-method goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption.
The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

Due to the extensive effort needed to comply with adopting SFAS No. 141 and 142, it is not practical to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

3. Merger with Cheminor

On July 31, 2000, the shareholders of the Company and Cheminor approved a plan of merger. The final court approval for the merger was received in December 2000. The consummation of the combination and the transfer of shares were completed on February 20, 2001. Under the terms of the combination agreement, each outstanding equity share of Cheminor has been exchanged for 0.36 newly issued equity shares of DRL. Accordingly, upon consummation of the merger, 5,142,942 equity shares of the Company were issued to Cheminor shareholders. The operations of Cheminor have been merged with the Company and Cheminor has ceased to exist as a distinct legal entity.

This business combination has been accounted for under the pooling-of-interests method of accounting and accordingly financial statements presented for all prior periods have been restated to include the results of operations, financial position and cash flow of Cheminor.

The results of operations previously reported by the separate enterprises and the combined amounts are summarized below:

(Rs)

	Year ended March 31, 1999	Year ended March 31, 2000	Nine months ended December 31 2000 (unaudited)
Revenues			
DRL	Rs 4,521,167	Rs 5,568,929	Rs 5,540,016
Cheminor	2,170,586	2,517,134	2,409,105
Adjustments	(87,872)	(109,872)	(224,247)
	Rs 6,603,881	Rs 7,976,191	Rs 7,724,874
Net Income/(Loss)			
DRL	Rs 171,126	Rs 334,240	Rs 9320,992
Cheminor	(371,880)	(43,088)	71,595
Adjustments	22,750	(8,287)	(7,730)
	Rs (178,004)	**Rs 282,865**	**Rs 384,857**

The adjustments eliminate the effects of inter-company transactions. The effects of conforming Cheminor's accounting policies to that of DRL were not material.

4. **Acquisitions**

a) **American Remedies Ltd.:** Between November 1999 and January 2000, the Company acquired an 87.1% interest in American Remedies for a cash consideration of Rs 896,871. American Remedies is an India-based pharmaceutical company engaged in the manufacture and marketing of formulations. The Company has accounted for the acquisition under the purchase method.
The purchase cost of Rs 896,871 was allocated as follows:

Current assets	Rs 231,852
Property, plant and equipment	128,794
Non-compete arrangements	80,000
Trademarks	557,382
Goodwill	427,554
Other assets	39,563
Total assets	1,465,145
Liabilities assumed	(568,274)
Purchase cost	Rs 896,871

The 87.1% interest in American Remedies was acquired in two steps. In November 1999, a 69.0% interest was acquired from the promoters of American Remedies and their affiliates thereby resulting in control over the acquired entity. Subsequently an 18.1% interest was acquired from the minority share holders through an open public offer thereby increasing the controlling interest to 87.1% by January 2000. The purchase of the 87.1% interest in American Remedies has been accounted for as a step-acquisition under the purchase method. The balance 12.9% is reflected as minority interest.

The Company has filed a scheme of arrangement for a merger with American Remedies. This process involves the acquisition of the balance 12.9% interest in American Remedies through an exchange of shares, subsequent to which, American Remedies will cease to be a separate legal entity. The merger process does not, in any manner, affect the existing 87.1% controlling financial interest of the Company in American Remedies.

The merger of Dr. Reddy's Laboratories Limited ("Dr. Reddy's") and American Remedies Limited ("ARL") has been completed subsequent to March 31, 2001.

b) **Softcaps Private Ltd.:** In February 2000, the Company acquired Softcaps for a cash consideration of Rs 274,500. Softcaps is an India-based pharmaceutical company engaged in manufacture and marketing of formulations. The Company has accounted for the acquisition under the purchase method. The purchase cost of Rs 274,500 was allocated to net assets and trademarks. The unallocated purchase cost was recorded as goodwill as given below:

Current assets	Rs 21,932
Property, plant and equipment	35,015
Trademarks	260,275
Goodwill	117,478
Other assets	7,960
Total assets	442,660
Liabilities assumed	(168,160)
Purchase cost	Rs 274,500

Pro forma information (unaudited): The table below reflects unaudited pro forma consolidated results of operations, as if the above acquisitions had been made at the beginning of the periods presented below:

	Year ended March 31	
	1999	**2000**
Revenues	Rs 7,534,058	Rs 8,576,882
Net Income/(Loss)	(329,378)	172,250
Basic and diluted Net Income/(Loss) per equity share	(10.43)	5.45
Weighted equity shares used in computing basic and diluted Net Income/(Loss) per equity share	31,588,780	31,588,780

The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill and certain other adjustments together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

5. Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents comprise cash and cash on deposits placed with banks in the normal course of business operations. Restricted cash represents margin money deposits against guarantees and letters of credit. Restrictions on such deposits are released on the expiry of the terms of guarantee and letters of credit.

6. Accounts Receivable

The accounts receivable as of March 31, 1999, 2000 and 2001 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, including receivables sold with recourse, based on present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and current economic environment. Accounts receivable are generally not collateralized.

The activity in the allowance for doubtful accounts receivable is given below:

	Year ended March 31		
	1999	**2000**	**2001**
Balance at the beginning of the year	Rs 35,439	Rs 82,875	Rs 135, 316
Additional provision	116,102	81,123	128,406
Bad debts charged to provision	(68,666)	(28,682)	(80,016)
Balance at the end of the year	Rs 82,875	Rs 135,316	Rs 183, 706

7. **Inventories**

Inventories consist of the following:

	As of March 31	
	2000	**2001**
Raw materials	Rs 445,421	Rs 537,710
Stores and spares	133,583	197,849
Work-in-process	360,429	484,822
Finished goods	701,726	698,973
	Rs 1,641,159	**Rs 1,919,354**

During the years ended March 31, 1999, 2000 and 2001, the Company recorded an inventory write-down of Rs 19,394, Rs 1,763, and Rs 3,103 respectively, resulting from a fall in the market value of certain finished goods.

8. **Other Assets**

Other assets consist of the following:

	As of March 31	
	2000	**2001**
Prepaid expenses	Rs 11,889	Rs 14,689
Advances to suppliers	41,908	147,972
Balances with statutory authorities	121,624	126,995
Deposits	74,241	72,271
Others	50,759	68,074
	300,421	430,001
Less: Current assets	218,416	328,796
	Rs 82,005	**Rs 101,205**

Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, premises and other deposits. Others mainly represents income tax deducted at source on interest received by the Company.

9. **Property, Plant and Equipment, Net**

Property, plant and equipment consist of the following:

	As of March 31	
	2000	**2001**
Land	Rs 75,510	Rs 83,240
Buildings	901,548	926,735
Plant and machinery	3,360,207	3,560,516
Furniture, fixtures and equipment	206,139	266,266
Vehicles	79,031	70,420
Computer equipment	92,516	98,475
Capital work-in-progress	219,569	349,422
	4,934,520	5,355,074
Accumulated depreciation and amortization	(1,682,903)	(2,111,368)
	Rs 3,251,617	**Rs 3,243,706**

Depreciation expense for the years ended March 31, 1999, 2000 and 2001 was Rs 324,236, Rs 385,682, and Rs 413,517 respectively.

10. Investment Securities

Investment securities consist of the following :

	As of March 31, 2000				As of March 31, 2001			
	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value	Carrying Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available for sale:								
Equity securities	Rs 4,692	Rs 1,812	Rs (641)	Rs 5,863	Rs 4,692	Rs 2,440	Rs (927)	Rs 6,205
Debt securities	1,485	103	–	1,588	1,485	68	–	1,553
	6,177	1,915	(641)	7,451	6,177	2,508	(927)	7,758
Non-marketable:								
Equity securities	13,579	–	–	13,579	13,579	–	–	13,579
	Rs 19,756	Rs 1,915	Rs (641)	Rs 21,030	Rs 19,756	Rs 2,508	Rs (927)	Rs 21,337

Debt securities as of March 31, 2001 mature between one through five years. Dividends from securities available for sale, during the years ended March 31, 1999, 2000 and 2001 were Rs 2,330, Rs 1,700 and Rs 130 respectively, and are included in other income. Proceeds from sale of securities available for sale were Rs 14,622, Rs 63,849 and Rs Nil during the years ended March 31, 1999, 2000 and 2001, respectively.

11. Intangible Assets

Intangible assets consist of the following:

	As of March 31	
	2000	2001
Goodwill	Rs 2,591,331	Rs 2,591,331
Accumulated amortization	(791,031)	(968,713)
Goodwill, net	1,800,300	1,622,618
Trademarks	1,226,618	1,246,618
Non-compete arrangements	610,477	610,477
	1,837,095	1,857,095
Accumulated amortization	(285,688)	(590,340)
Other intangible assets, net	1,551,407	1,266,755
	Rs 3,351,707	Rs 2,889,373

The Company acquired certain trademarks for a cash consideration of Rs 360,810, Rs Nil and Rs 20,000 during the years ended March 31, 1999, 2000 and 2001 respectively. An amount of Rs 194,282, Rs Nil and Rs Nil representing tax effect of the acquisition has been assigned to the trademarks for the years ended March 31, 1999, 2000 and 2001 respectively. Goodwill represents the excess of purchase cost over fair value of the net tangible and identified intangible assets on acquisition of American Remedies, Globe Organics Limited, Softcaps and RCI.

12. Capital Leases

The Company has leased certain vehicles and machinery under capital lease agreements for a period of 3 and 5 years respectively. Future minimum lease payments under capital leases as of March 31, 2001, amounting to Rs 109 are payable in the year ending March 31, 2002.

13. Operating Leases

The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs 21,918, Rs 23,704 and Rs 30,309 for the years ended March 31, 1999, 2000 and 2001 respectively.

14. Investment in affiliates

Aurantis: The Company has accounted for its 50% interest in Aurantis by the equity method. Aurantis is engaged in marketing of formulations in Brazil. The carrying value of the investment in Aurantis, as of March 31, 2000 and 2001, was Rs 40,300 and Rs 45,583 respectively. The Company's equity in the loss of Aurantis for the years ended March 31, 1999, 2000 and 2001 was Rs 3,450, Rs 19,809,

and Rs 16,257 respectively. During the years ended March 31, 2000 and 2001, Aurantis issued additional shares to existing shareholders in proportion to their holdings. The Company subscribed to its share of the issue for a consideration of Rs 5,185 and Rs 21,540 respectively.

Reddy Kunshan: Between September 2000 and March 2001, the Company acquired a 46.1% interest in Reddy Kunshan for a cash consideration of Rs 250,650. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The Company has accounted for its 46.1% interest by the equity method.

The Company's equity in the loss of Reddy Kunshan for the year ended March 31, 2001 was Rs 14,308. The carrying value of the investment in Reddy Kunshan as of March 31, 2001 was Rs 236,342.

Pathnet: The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs 4,000. Pathnet is engaged in the business of setting up medical pathology laboratories. The Company has accounted its 49% interest in Pathnet by the equity method. The Company's equity in the loss of Pathnet for the year ended March 31, 2001 was Rs 955. The carrying value of the investment in Pathnet as of March 31, 2001 was Rs 3,045.

15. Financial Instruments and Concentration of Risk

Sale of receivables with recourse: The Company has entered into transactions to transfer trade receivables to banks, subject to recourse to the Company. Under the terms of the arrangement, the Company surrenders control over the trade receivables. Accordingly, the transfer is recorded as a sale of receivable with recourse. Under the recourse obligation, the Company will pay the uncollected receivables to the bank in the event of a default by the debtor. The receivables sold with recourse represent current receivables from customers with high credit standing. Historical evidence reveals that there have been no defaults by such customers. Accordingly, the Company believes that the fair value of the recourse obligation is not significant. The discounting charges associated with the sale have been recognized as a component of interest expense. As of March 31, 1999, 2000 and 2001, the Company has sold trade receivables aggregating Rs 123,889, Rs 152,112 and Rs 68,789 respectively, where the recourse obligation is outstanding.

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and investment securities. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000 and 2001.

Derivative financial instruments: The Company enters into forward foreign exchange contracts where the counter party is generally a bank. The Company considers the risks of non-performance by the counter party as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	As of March 31	
	2000	**2001**
Forward exchange contracts (buy)	–	US$ 8,839

The foreign forward exchange contracts mature between one and six months.

16. Research and Development Arrangement

The Company undertakes research and development activities primarily through the Research Foundation, a special purpose entity organized as a trust. The Research Foundation currently conducts research and development activities primarily for the Company. The operations of the Research Foundation are funded by the Company.

On February 27, 1997, the Company entered into a formal research and development arrangement with the Research Foundation whereby the Research Foundation will undertake for the Company basic and applied research in the fields of diabetes, obesity and dypslipidemia (Specified Research). The cost of Specified Research will be funded by the Company. The Company will have the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know how discovered or developed by the Research Foundation during the term of and as a result of work funded by the Company on the Specified Research.

17. Borrowings from Banks

The Company has a line of credit of Rs 3,385,110 as of March 31, 2000 and 2001, from its bankers for working capital requirements. The

line of credit is renewable annually. The credit bears interest at the prime rate of the banks, which averaged 11.0% during the years ended March 31, 2000 and 2001. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

18. Long-term Debt

Long-term debt consists of the following:

	As of March 31	
	2000	2001
Debentures	Rs 303,000	Rs 300,000
Foreign currency loans	258,579	252,370
Rupee term loans	881,064	830,523
	1,442,643	1,382,893
Less: Current portion	285,300	379,515
Non-current portion	Rs 1,157,343	Rs 1,003,378

During the year ended March 31, 2000, the Company obtained rupee term loans from the Export Import Bank of India (Exim Bank), aggregating Rs 300,000. This includes a loan of Rs 150,000 for research and development and a loan of Rs 150,000 for working capital requirements. The loans are secured by a mortgage on all immovable properties and hypothecation of all moveable property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

The terms of the loan for research and development require that the Company should maintain separate records showing expenditure incurred in respect of the specified research and development. In the event of default in servicing this loan, the Company has an undertaking to assign to Exim Bank, patent rights/royalty income/dividend income arising from the specified research and development. The loan is repayable in December 2006.

All other long-term debt is secured by a charge over the property, plant and equipment of the Company and contain financial covenants and restrictions on indebtedness.

An interest rate profile of long-term debt is given below:

	Year ended March 31		
	1999	2000	2001
Debentures	14.0% to 17.3%	14.0% to 17.3%	14.0% to 17.3%
Foreign currency loans	6.8% to 7.6%	6.8% to 7.8%	5.7% to 7.8%
Rupee term loans	12.2% to 20.9%	6.8% to 18.5%	2.0% to 18.5%

A maturity profile of the long-term debt outstanding is as follows:

Maturing in the year ending March 31,:	
2002	Rs 379,515
2003	317,032
2004	318,512
2005	176,516
2006	20,920
Thereafter	170,398
	Rs 1,382,893

19. Equity Shares and Dividends

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting, shall have one vote in respect of each share held by him or her.

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. For all dividend payments, the Company is liable to pay a tax on dividends at the applicable rate, which is currently 10.20%.

In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

Dividends on common stock and the related dividend tax are recorded as a liability at the point of their approval by the shareholders. The Company approved dividends, including dividend tax, of Rs 108,151, Rs 138,609, and Rs 133,791 during the years ended March 31, 1999, 2000 and 2001 respectively. The dividend per share was Rs 3.17, Rs 3.87, and Rs 3.87 during the years ended March 31, 1999, 2000 and 2001 respectively.

20. Retained Earnings

Retained earnings as of March 31, 2000 and 2001 computed as per generally accepted accounting principles in India include amounts aggregating Rs 110,646 and Rs 142,494 respectively, which are currently not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings for redemption of debentures and to avail specific tax allowances.

21. Employee Stock Incentive Plans

In the year ended March 31, 2001, Reddy US adopted the Reddy US Therapeutics Inc. 2000 Equity Ownership Plan (the Plan) to provide for issuance of stock options to employees and certain non-employees. When the Plan was established, Reddy US reserved 500,000 shares for issuance. Under the Plan, stock options may be granted at a price per share not less than the fair market value of the underlying equity shares on the date of grant.

On January 18, 2001, Reddy US issued stock options to employees to purchase 126,000 equity shares of Reddy US at an exercise price of US$ 0.18 per share. The outstanding options have a weighted average remaining contractual life of 9.7 years, with a weighted average exercise price of US$ 0.18 per share.

The options vest in a graded manner over a period of 4 years from the date of the grant with 25% of the options vesting at the end of each year. As of March 31, 2001, options to purchase 1,450 equity shares were vested and exercisable at US$ 0.18 per share.

Reddy US has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Plan. During the year ended March 31, 2001, Reddy US has not recorded any deferred compensation, as the exercise price was equal to the fair market value of the underlying equity shares, as determined by the directors, on the grant date.

Pro forma information regarding net income/loss and net income/loss per common share is required by SFAS No. 123, which requires that the information be determined as if the Company has accounted for its stock option plan under the fair value method. As the impact of these issuances in the current period is immaterial, pro forma information is not presented.

The above contingent issuances did not have any impact on the reported earnings per share of the Company.

The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the minimum value approach described in SFAS No. 123, the Company's net income and earnings per share as reported

would have been reduced to the pro forma amounts indicated below:

	year ended March 31, 2001
Net income	
As reported	Rs 741,950
Adjusted pro forma	741,832
Earnings per share: Basic and diluted	
As reported	23.49
Adjusted pro forma	23.48

22. Cheminor Employee Welfare Trust

During the year ended March 31, 1997, the Company established a controlled trust called the Cheminor Employee Welfare Trust (the Welfare Trust). Under this plan, the Welfare Trust would purchase shares of the Company out of funds borrowed from the Company and would grant these shares to eligible employees. The Welfare Trust has, in the aggregate, purchased 20,700 shares of the Company at a cost of Rs 4,882. However, no shares have been granted to the employees. The shares held by the Welfare Trust are reported as a reduction from stockholders' equity.

23. Acquisition of Minority Interest

In March 2000, RCI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs 1,072. This acquisition has been accounted for by the purchase method. The acquisition resulted in goodwill of Rs 1,072, which is being amortized over a period of 10 years. The terms of the purchase also provide for contingent consideration not exceeding US$ 14,000 over the next ten years based on achievement of specified revenue targets. Contemporaneous with the purchase agreement, RCI has entered into an employment contract with the minority shareholder for a period of three years at an annual compensation of US$ 300. The terms of the contract provide that if the minority shareholder terminates employment prior to three years, the contingent consideration shall be forfeited. The Company has followed the consensus reached by the Emerging Issues Task Force on Issue 95-8, 'Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination', and accordingly will record contingent payments as compensation for post-combination services to be expensed in the periods in which the contingency is resolved.

24. Allowances for Sales Returns

Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

			Year ended March 31
	1999	2000	2001
Balance at the beginning of the year	Rs 49,706	Rs 65,760	Rs 77,902
Additional provision	67,071	79,030	57,342
Sales returns charged to the provision	(51,017)	(66,888)	(30,747)
Balance at the end of the year	Rs 65,760	Rs 77,902	Rs 104,497

25. Other Expense, Net

Other expense consists of the following:

			Year ended March 31
	1999	2000	2001
Interest expense, net of capitalized interest	Rs (245,852)	Rs (364,593)	Rs (387,876)
Other	60,424	62,920	(871)
	Rs (185,428)	**Rs (301,673)**	**Rs (387,005)**

Interest cost of Rs 72,122, Rs 8,227 and Rs 10,735 has been capitalized during the years ended March 31, 1999, 2000 and 2001 respectively.

26. Shipping Costs

Selling, general and administrative expenses include shipping and handling costs of Rs 94,453, Rs 142,356, and Rs 226,544 for the years ended March 31, 1999, 2000 and 2001 respectively.

27. Income Taxes

Income taxes consist of the following:

	Year ended March 31		
	1999	2000	2001
Pre-tax income			
Domestic	Rs 225,663	Rs 500,259	Rs 1,075,246
Foreign	(305,158)	40,404	(2,745)
	(79,495)	**540,663**	**1,072,501**

Income tax benefit/(expense) attributable to continuing operation:

	Year ended March 31		
	1999	2000	2001
Current Taxes			
Domestic	Rs (143,450)	Rs (146,414)	Rs (286,727)
Foreign	(12,660)	(9,027)	(15,137)
	(156,110)	(155,441)	(301,864)
Deferred Taxes			
Domestic	15,143	(99,061)	(19,027)
Foreign	18,259	(2,289)	(505)
	33,402	(101,350)	(19,532)
	Rs (122,708)	Rs (256,791)	Rs (321,396)
Deferred Tax Benefit/(Expense) attributable to Other Comprehensive Income	Rs (263)	Rs (859)	Rs (71)

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income/(loss) before income taxes as a result of the following:

	Year ended March 31		
	1999	2000	2001
Income/(Loss) before income taxes and minority interest	Rs (79,495)	Rs 540,663	Rs 1,072,501
Enacted tax rate in India	35.0%	38.5%	39.55%
Computed expected tax benefit/(expense)	Rs 27,823	Rs (208,155)	Rs (424,174)
Effect of:			
Differences between Indian and foreign tax rates	27,678	22,548	3,995
Amortization of goodwill	(47,722)	(58,472)	(62,762)
Valuation allowance	(55,113)	(33,690)	(48,906)
Expenses not deductible for tax purposes	(20,344)	(9,836)	(5,406)
Income exempt from income taxes	83,906	98,762	270,345
Foreign exchange loss not claimed for tax	(126,818)	(22,249)	(12,654)
Incremental deduction allowed for research and development expenses	7,549	21,367	49,083
Interest on delayed payment of tax	(19,512)	(17,027)	(36,788)
Indexation of capital assets	460	1,915	818
Tax rate change	–	(35,983)	(18,575)
MAT credit no longer available due to merger	–	–	(31,437)
Others	(615)	(15,971)	(4,935)
Income tax benefit/(expense)	Rs (122,708)	Rs (256,791)	Rs (321,396)

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities, and a description of the items that created these differences is given below:

	As of March 31	
	2000	**2001**
Deferred Tax Assets		
Inventory	Rs 187,928	Rs 125,494
Deferred revenue	24,650	24,146
Accounts payable	49,021	72,071
Investment in affiliate	5,117	12,240
Operating loss carry-forward	127,069	139,633
Expenses deferred for tax purposes		
Research and development expenses	60,641	56,231
Employee costs	35,520	37,472
Legal costs	61,485	84,432
Start-up costs	30,354	28,123
Others	11,882	6,293
Other current liabilities	29,993	35,771
Minimum alternate tax	30,602	–
Others	4,285	–
	658,547	621,906
Less: Valuation allowance	(173,618)	(222,524)
Deferred tax assets	484,929	399,382
Deferred Tax Liabilities		
Property, plant and equipment	(448,309)	(526,241)
Intangible assets	(592,187)	(489,187)
Investment securities	(10,614)	(11,041)
Accounts receivable	(79,737)	(50,355)
Others	(41,549)	(28,484)
Deferred tax liabilities	(1,172,396)	(1,105,308)
Net deferred tax assets/(liabilities)	Rs (687,467)	Rs (705,926)

In assessing the realizability of deferred tax assets, the Management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, Management believes that it is more likely than not the Company will realize the benefits of those deductible differences, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

A valuation allowance has been established against the deferred tax asset on account of the tax effect of the operating losses carry forward and other net deferred tax assets of Compact, RCI and Reddy US.

In accordance with the provisions of the local tax laws, operating losses can be carried forward for a period of eight years Further, under such tax laws, Compact is eligible for a tax holiday for a period of eight years commencing from the fiscal year 2000. Consequently, Compact will not have taxable profits to offset the operating losses carried forward during the next eight years, the maximum period of carry forward for the operating losses.

With regard to RCI, as future projections of taxable income indicate that the benefits of the deferred tax asset on the operating losses carry forward will not be realized, a valuation allowance has been created.

Valuation allowance has been created with regard to Reddy US as the company specializes in research activities and no income is expected to accrue in the foreseeable future.

As of March 31, 2001, the Company had a deferred tax asset for operating loss carry-forwards of Rs 139,633 that expires as follows:

Expiring in the year ending March 31,:

2002	
2003	–
2004	–
2005	Rs 2,129
2006	4,167
Thereafter	133,337
	Rs 139,633

In May 2001, the Indian corporate income tax rate was decreased from 39.55% to 35.70%. The effect of this tax law change, a decrease in the net deferred tax liability as of March 31, 2001 of approximately Rs 66,226, will be reflected in the next financial period of the Company which includes the date of enactment.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately Rs 205,126, Rs 248,320 and Rs 252,067 as of March 31,1999, 2000 and 2001 respectively. Such earnings are considered to be indefinitely reinvested and accordingly no provision for income taxes has been recorded on the undistributed earnings.

28. Employee Benefit Plans

Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (Gratuity Fund). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by the law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

In respect of certain other employees of the Company and employees of American Remedies, a consolidated subsidiary, the gratuity benefit is provided through annual contribution to a fund managed by Life Insurance Corporation of India (LIC). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the fund and determines the contribution premium required to be paid by the Company and American Remedies.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

		As of March 31
	2000	**2001**
Change in the benefit obligations		
Projected Benefit Obligations (PBO) at the beginning of the year	Rs 30,170	Rs 49,041
Service cost	5,703	6,881
Interest cost	4,030	5,892
Actuarial loss	2,157	13,551
Benefits paid	(3,538)	(5,014)
Acquisition	10,519	–
PBO at the end of the year	Rs 49,041	Rs 70,351

	Year ended March 31 2000	2001
Change in Plan Assets		
Fair value of plan assets at the beginning of the year	Rs 3,041	Rs 13,242
Actual return on plan assets	503	1,509
Acquisition	3,676	–
Employer contributions	9,560	19,713
Benefits paid	(3,538)	(5,014)
Plan assets at the end of the year	Rs 13,242	Rs 29,450
Funded Status	Rs (35,799)	Rs (40,901)
Unrecognized actuarial loss	8,582	22,558
Unrecognized transitional obligation	13,412	11,059
Net Amount Recognized	**Rs (13,805)**	**Rs (7,284)**

Net gratuity cost for the years ended March 31, 1999, 2000 and 2001 included the following components:

	Year ended March 31 1999	2000	2001
Service cost	Rs 4,157	Rs 5,703	Rs 6,881
Interest cost	2,607	4,030	5,892
Expected return on assets	(287)	(592)	(2,147)
Amortization	696	764	977
Net gratuity cost	Rs 7,173	Rs 9,905	Rs 11,603

The actuarial assumptions used in accounting for the Gratuity plan are:

	As of March 31 2000	2001
Discount rate	12.0%	11.0%
Rate of increase in compensation levels	18.0% up to March 31, 2000 and 10% thereafter	10.0%
Rate of return on plan assets	11.0%	10.5%

The past increase in compensation levels at a yearly average of 18% was mainly a result of bringing salaries into line with the market. Due to this, the current compensation levels are now close to market rates and the Company expects future increases in base pay of approximately 10%. Any other increase in the compensation will be variable pay, linked to performance, which will not be taken into account for computing retirement benefits.

Superannuation benefits : Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. The LIC administers this plan. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs 2,887, Rs 7,558, and Rs 5,281 to the superannuation plan during the years ended March 31, 1999, 2000 and 2001 respectively.

Provident fund benefits : In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and the employer each make monthly contributions to the plan each equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs 18,867, Rs 24,707, and Rs 31,592 to the provident fund plan during the years ended March 31, 1999, 2000 and 2001 respectively.

29. Related Party Transactions

The Company has entered into transactions with the following related parties:

- Dr. Reddy's Holdings Limited for purchase and sale of active pharmaceutical ingredients and intermediates, Diana Hotels Limited for availing hotel services, AR Chlorides for availing processing services of raw materials and intermediates and SR Enterprises for transportation services. The Directors of the Company have a significant ownership interest, controlling interest or exercise significant influence over these entities (Significant interest entities);
- Aurantis for sales of formulation products, being equity investee (Affiliate); and
- Employees, Directors of the Company and their relatives.

The following is a summary of significant related party transactions:

			Year ended March 31
	1999	**2000**	**2001**
Purchases from			
Significant interest entities	Rs 5,970	Rs 6,931	Rs 6,792
Relatives of directors	1,713	1,086	–
Sales to			
Affiliate	21,820	12,202	2,791
Significant interest entities	14,107	16,080	2,480
Administrative expenses paid to			
Significant interest entities	3,140	4,827	7,701
Directors and their relatives	8,903	9,752	8,245
Consulting Fees paid to a Director	1,995	–	4,540

The Company has the following amounts due from related parties:

		As of March 31
	2000	**2001**
Significant interest entities	Rs –	Rs 144
Directors and their relatives	2,270	2,270
Employee loans	33,719	41,464
Other employee receivables	3,509	13,983
	Rs 39,498	Rs 57,861

The Company has the following amounts due to related parties:

		As of March 31
	2000	**2001**
Significant interest entities	Rs 578	Rs 1,083

Certain employee loans amounting to Rs 10,039 and Rs 8,850 as of March 31, 2000 and 2001 respectively do not have any fixed repayment terms. Accordingly, the fair value of such loans cannot be determined. The estimated fair value amounts of other employee loans were Rs 17,555 and Rs 24,245 as of March 31, 2000 and 2001 respectively. These amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgement is required to develop the estimates of fair value. Thus, the estimates provided herein are not necessarily indicative of the amounts the Company could realize in the market.

The required repayments of employee loans as of March 31, 2001 granted for purchase of vehicles and property are given below :
Repayable in the year ending March 31,:

2002	Rs 9,210
2003	6,071
2004	5,558
2005	4,746
2006	3,616
Thereafter	3,413
	Rs 32,614

30. Commitments and Contingencies

Capital Commitments: As of March 31, 2000 and 2001, the Company had committed to spend approximately Rs 89,978 and Rs 67,562 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (DPCO), the Government of India (GOI) has the authority to designate a pharmaceutical product as a 'specified product' and fix the maximum selling price for such product. In 1995, the GOI notified Norfloxacin as a 'specified product' and fixed the maximum selling price. The Company has filed a legal suit against the notification on the grounds that the rules of the DPCO were not complied with. The matter is currently under litigation in the Andhra Pradesh High Court (High Court). The High Court has granted an interim order in favour of the Company. Accordingly, the Company continues to sell Norfloxacin at prices in excess of the maximum selling price fixed by the GOI.

In the event that the Company is unsuccessful in the litigation, it will be required to refund the sale proceeds in excess of the maximum selling price to the GOI. As of March 31, 2001 this excess is estimated at Rs 134,546.

While the ultimate outcome of the above mentioned litigation cannot be ascertained at this time, based on current knowledge of the applicable law, the Management believes that this lawsuit should not have a material adverse effect on the Company's financial statements or its business operations.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

31. Segment Reporting and Related Information

a) Segment Information

The Chief Operating Decision Maker (CODM) evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations – Revenues by therapeutic product category;
- Active pharmaceutical ingredients and intermediates (DRL API segment) – Gross profit;
- Active pharmaceutical ingredients and intermediates (Cheminor API segment) – Revenues by geographic segments and key products;
- Generics – Gross profit;
- Diagnostics, critical care and biotechnology – Net income; and
- Drug discovery – Revenues and expenses.

The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable / allocable with / to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, the Management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

As of March 31, 2001, the Company was in the process of designing and implementing reporting structure of the combined entity subsequent to the merger with Cheminor. As the relevant details are not available to disclose the evaluation criteria for measuring the Cheminor API Segment, the current disclosure has been made to reflect the manner in which the CODM has viewed the segments historically.

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

			Year ended March 31
	1999	**2000**	**2001**
Gastro-intestinals	Rs 709,122	Rs 753,040	Rs 886,176
Cardio–vasculars	446,153	579,232	810,723
Anti–infectives	641,434	814,365	996,256
Pain control	398,073	530,603	703,786
Nutrients	–	135,345	341,387
Others	287,776	670,629	1,242,316
	2,482,558	3,483,214	4,980,644
Adjustments[1]	91,687	132,525	384,394
Total revenues	**Rs 2,574,245**	**Rs 3,615,739**	**Rs 5,365,038**
Cost of revenues	Rs 795,497	Rs 1,160,973	Rs 1,858,851
Intersegment cost of revenues[2]	481,961	430,406	333,724
Adjustments[1]	(113,372)	192,837	85,657
	Rs 1,164,086	Rs 1,784,216	Rs 2,278,232
Gross profit	Rs 1,205,100	Rs 1,891,835	Rs 2,788,069
Adjustments[1]	205,059	(60,312)	298,737
	Rs 1,410,159	**Rs 1,831,523**	**Rs 3,086,806**

1 The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, reversal of sales made to consignment agents, reversal of gain contingencies and recording of inventory write-downs.

2 Intersegment cost of revenues comprise transfers from active pharmaceutical ingredients and intermediates to formulations and are accounted for at the cost to the transferring segment. Transfers from DRL API segment amounts to Rs 454,947, Rs 365,565, and Rs 315,873 for the years ended March 31, 1999, 2000 and 2001 respectively, and from Cheminor API segment amounts to Rs 27,014, Rs 64,841, and Rs 17,851 for the years ended March 31, 1999, 2000 and 2001 respectively.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

Dr. Reddy's API segment

An analysis of gross profit for the segment is given below:

			Year ended March 31
	1999	**2000**	**2001**
Revenues from external customers	Rs 1,742,910	Rs 1,650,741	Rs 1,770,394
Intersegment revenues[1]	476,879	392,430	462,872
Adjustments[2]	(67,522)	(29,093)	60,007
Total revenues	Rs 2,152,267	Rs 2,014,078	Rs 2,293,273
Cost of revenues	Rs 1,139,205	Rs 1,156,265	Rs 1,263,567
Intersegment cost of revenues[1]	38,928	18,166	30,433
Adjustments[2]	481,926	382,231	364,428
	Rs 1,660,059	Rs 1,556,662	Rs 1,658,428
Gross profit	Rs 1,041,656	Rs 868,740	Rs 939,266
Adjustments[2]	(549,448)	(411,324)	(304,421)
	Rs 492,208	Rs 457,416	Rs 634,845

[1] Intersegment cost of revenues comprise transfers from active pharmaceutical ingredients and intermediates to formulations and are accounted for at the cost to the transferring segment. Transfers to formulations segment amounts to Rs 454,947, Rs 365,565, and Rs 315,873 for the years ended March 31, 1999, 2000 and 2001 respectively, and to Cheminor API segment amounts to Rs 21,932, Rs 26,865, and Rs 146,999 for the years ended March 31, 1999, 2000 and 2001 respectively. Intersegment cost of revenues represent transfers from Cheminor API segment.

[2] The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, reversal of gain contingencies and recording of inventory write-downs.

Cheminor API segment

The Company's business is organized into three key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

An analysis of revenue by geography is given below:

			Year ended March 31
	1999	**2000**	**2001**
USA	Rs 658,107	Rs 794,549	Rs 1,562,525
India	526,909	490,418	526,784
Europe	175,071	487,924	380,381
Others	644,594	577,318	560,668
	2,004,681	2,350,209	3,030,358
Adjustments[1]	165,905	166,925	208,057
	Rs 2,170,586	Rs 2,517,134	Rs 3,238,415

[1] The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries, and reclassification of certain revenue classified as other income. Revenues of this segment include intersegment revenues of Rs 65,942, Rs 83,007 and Rs 48,284 for the years ended March 31, 1999, 2000 and 2001 respectively. Revenues of this segment also includes an amount of Rs 43,240 representing intersegment transfers made to generics segment during the year ended March 31, 2001.

An analysis of revenues by key products is given below:

			Year ended March 31
	1999	**2000**	**2001**
Ranitidine	Rs 557,092	Rs 568,114	Rs 558,213
Naproxen	189,710	316,439	475,930
Ibuprofen	335,602	332,296	372,760
Doxazosin Mesylate	167,980	286,461	272,087
Dexromethorphan	62,971	158,060	211,556
CIS (+) hydroxy lactum	137,833	126,815	71,715
Domperidome	91,636	93,785	131,725
TIC A	128,132	85,188	86,385
DRF 2725 ARGIN	–	77,040	19,575
Diltiazem	28,287	63,856	55,599
Piperidone	–	–	83,279
Terbanifine	–	–	227,825
Others	471,343	409,080	671,766
	Rs 2,170,586	Rs 2,517,134	Rs 3,238,415

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the current year with the export of Ranitidine-75mg and Oxaprozin to North America.

An analysis of gross profit for the segment is given below:

	Year ended March 31
	2001
Revenues	Rs 229,646
Less:	
Cost of revenues	Rs 82,108
Intersegment cost of revenues[1]	43,240
	Rs 125,348
Gross Profit	Rs 104,298

[1] Intersegment cost of revenue comprises transfers from active pharmaceutical ingredients and intermediates to generics and are accounted for at the cost to the transferring segment.

Diagnostics, Critical Care and Biotechnology

Diagnostic pharmaceutical equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of net income for the diagnostics, critical care and biotechnology segment is given below:

			Year ended March 31
	1999	2000	2001
Revenues	Rs 141,159	Rs 193,975	Rs 342,193
Cost of revenues	112,297	128,828	170,765
Gross Profit	28,862	65,147	171,428
Employee costs	13,687	16,174	26,544
Other selling, general and administrative expenses	16,824	26,477	88,109
Other expense/(income), net	(4,265)	(606)	(1,671)
Net Income/(Loss)	Rs 2,616	Rs 23,102	Rs 58,446

Drug Discovery

The Company is involved in drug discovery through the Research Foundation. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

			Year ended March 31
	1999	2000	2001
Revenues	Rs 84,880	Rs 76,108	–
Adjustments[1]	15,095	13,207	–
	Rs 99,975	Rs 89,315	–
Research and development expenses	Rs 162,192	Rs 158,889	Rs 255,898

[1] The adjustments represent reconciling items to conform the segment information with U.S. GAAP. Such adjustments primarily relate to deferral of up-front non-refundable license fees.

Reconciliation of Segment Information to Entity Total

					Year ended March 31	
	1999		2000		2001	
	Revenues	Gross Profit	Revenues	Gross Profit	Revenues	Gross Profit
Formulations	Rs 2,574,245	Rs 1,410,159	Rs 3,615,739	Rs 1,831,523	Rs 5,365,038	Rs 3,086,806
Active pharmaceutical ingredients and intermediates						
DRL	2,152,267	492,208	2,014,078	457,416	2,293,273	634,845
Cheminor	2,170,586	323,621	2,517,134	790,217	3,238,415	1,248,275
Generics	–	–	–	–	229,646	104,298
Diagnostics, critical care and biotechnology	141,159	28,862	193,975	65,147	342,193	171,428
Drug discovery	99,975	99,975	89,315	89,315	–	–
Others	8,468	(10,240)	21,387	(3,924)	60,640	(12,752)
Less:						
Intersegment revenues[1]	(542,819)	(403)	(475,437)	(5,109)	(554,396)	6,062
	Rs 6,603,881	**Rs 2,344,182**	**Rs 7,976,191**	**Rs 3,224,585**	**Rs 10,974,809**	**Rs 5,238,962**

[1] Intersegment transfers are accounted for at the cost to the transferring segment.

b) Analysis of Revenue by Geography

The Company's business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

			Year ended March 31
	1999	2000	2001
India	Rs 3,683,935	Rs 4,752,601	Rs 5,591,660
Europe	327,455	658,866	504,349
USA	651,300	759,400	1,786,444
Russia and other countries of the former Soviet Union	711,400	610,400	1,235,722
Others	1,229,791	1,194,924	12,856,634
	Rs 6,603,881	Rs 7,976,191	Rs 10,974,809

c) Analysis of Property, Plant and Equipment Assets by Geography

Property, plant and equipment (net) attributed to individual geographic segments are given below:

			As of March 31
	1999	2000	2001
India	Rs 3,119,793	Rs 3,230,854	Rs 3,200,980
Europe	980	1,526	3,113
USA	15,852	15,215	24,536
Russia and other countries of the former Soviet Union	2,721	3,866	14,693
Others	224	156	384
	Rs 3,139,570	Rs 3,251,617	Rs 3,243,706

d) Major Customers

No single customer accounted for more than 10% of the revenues of the Company during the years ended March 31,1999, 2000 and 2001.

32. Fair Value of Financial Instruments

The fair value of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The estimated fair value amounts of long-term debt aggregating Rs 1,442,643 and Rs 1,382,893 amounts to Rs 1,468,270 and Rs 1,403,891 as of March 31, 2000 and 2001 respectively.

Notice

Notice is hereby given that the 17th Annual General Meeting of the Company will be held on Monday, the 24th of September, 2001 at 11.30 a.m. at Jewel Garden, 208, Sikh Road, Secunderabad to transact the following business:

Ordinary Business

1. To receive, consider and adopt the Profit & Loss account for the year ending March 31, 2001 and the Balance Sheet as on that date along with the reports of the Directors and Auditors thereon.
2. To declare a Dividend for the accounting year 2000-2001.
3. To appoint a Director in place of Dr. P Satyanarayana Rao who retires by rotation and being eligible offers himself for reappointment.
4. To appoint a Director in place of Dr. V Mohan who retires by rotation and being eligible offers himself for reappointment.
5. To appoint the Auditors and fix their remuneration. The retiring auditors M/s. A Ramachandra Rao & Co., are eligible for reappointment.

Special Business

6. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED that M/s. Bharat S Raut & Co., Chartered Accountants, be and are hereby appointed as the joint Statutory Auditors of the Company to work with the existing Statutory Auditors M/s. A Ramachandra Rao & Co., Chartered Accountants, from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at such remuneration as may be decided by the Board of Directors of the Company.
7. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT Dr. Omkar Goswami be and is hereby appointed as Director of the Company."
8. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT Mr. Ravi Bhoothalingam be and is hereby appointed as Director of the Company."
9. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT Mr. P N Devarajan be and is hereby appointed as Director of the Company."
10. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT Dr. A Venkateswarlu be and is hereby appointed as Director of the Company."
11. **To consider and, if thought fit, to pass with or without modification, the following resolution as Special Resolution.**
"RESOLVED THAT the Memorandum of Association and Articles of Association of the Company be and is hereby amended as follows:

    1) The Memorandum of Association of the Company be altered by substituting the present Clause V (a) with the following new Clause, viz.

    "V (a) The Authorised Share Capital of the Company is Rs 500,000,000/- (Rupees Fifty Crores Only) divided into 100,000,000 Equity Shares of Rs 5/- (Rupees Five Only) each."

    2) The Articles of Association of the Company be altered by substituting Article 3 (a) with the following new Article, viz.

    "3 a) The Authorised Share Capital of the Company shall be as stated in Clause V of the Memorandum of Association of the Company."

    3) The Articles of Association of the Company be altered by addition of the following new Article after the existing Article 3d)

    "Sub-Division of shares

    e) Sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum, so however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced shares shall be the same as it was in the case of the shares from which the reduced share is derived;

Cancellation of shares

f) The shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled provided however the cancellation of shares in pursuance of the exercise of this power shall not be deemed to be a reduction of share capital within the meaning of the Act.

Powers to be exercised in the General Meeting

g) The powers conferred under the Articles 3, a, b, c, d, e and f shall be exercised by the Company in the General Meeting and shall not require to be confirmed by the Court."

12. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT subject to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, the consent of the Company be and is hereby accorded for re-appointment of Mr. G V Prasad as Executive Vice-Chairman & CEO of the Company for a period of five years with effect from January 31, 2001 on the following terms and conditions:

The remuneration payable by way of salary, perquisites and commission be as follows:

a) **Salary:** Rs 60,000/- p.m.

b) **Perquisites**

Category A

1. Housing : Rent Free Accommodation or House Rent Allowance of Rs 30,000/- p.m.
2. Medical Reimbursement for self and family as per the rules of the Company, value not exceeding one month's salary
3. Leave Travel Assistance, as per the rules of the Company; value not exceeding one month's salary
4. Personal Accident Insurance – Rs 6,000/- p.a.

Category B

1. Contribution to Provident Fund, Superannuation Fund and Annuity Fund. This will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.
2. Encashment of leave at the end of the tenure will not be included in the computation of the ceiling on perquisites.

c) **Commission**

The Executive Vice-chairman and CEO would be eligible for an overall remuneration including salary, perquisites and commission not exceeding 1% of the net profits of the Company for the year ended March 31, 2001. However with effect from April 1, 2001 in addition to the salary and perquisites, commission will also be payable and it will be calculated as follows:

4% of the net profit for the year will be calculated and from the amount so calculated, the aggregate of the salary and perquisites payable to the three managerial personnel of the Company for the time being will be deducted and the remainder will be paid as commission in the ratio of 2:1:1 to Dr. K Anji Reddy, Chairman, Mr. G V Prasad, Executive Vice-Chairman & CEO and Mr. Satish Reddy, Managing Director & COO, respectively."

13. **To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution.**
"RESOLVED THAT subject to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, the consent of the Company be and is hereby accorded for re-appointment of Dr. K Anji Reddy as Chairman (Whole time Director) of the Company for a period of five years with effect from June 14, 2001 on the following terms and conditions:

The remuneration payable by way of salary, perquisites and commission be as follows:

a) **Salary:** Rs 100,000/- p.m.

b) Perquisites

Category A

1. Housing: Rent Free Accommodation or House Rent Allowance of Rs 50,000/- p.m.
2. Medical Reimbursement for self and family as per the rules of the Company, value not exceeding one month's salary
3. Leave Travel Assistance, as per the rules of the Company, value not exceeding one month's salary
4. Personal Accident Insurance – Rs 10,000/- p.a.

Category B

1. Contribution to Provident Fund, Superannuation Fund and Annuity Fund. This will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.
2. Encashment of leave at the end of the tenure will not be included in the computation of the ceiling on perquisites.

Category C

Provision of car for use on company's business and telephone at residence. These will not be considered as perquisites. The Company shall bill personal long distance calls on telephone and use of car for private purpose.

c) Commission

In addition to the salary and perquisites, commission is also payable every year to the Chairman and it will be calculated as follows:

4% of the net profit for the year will be calculated and from the amount so calculated, the aggregate of the salary and perquisites payable to the three managerial personnel of the Company for the time being will be deducted and the remainder will be paid as commission in the ratio of 2:1:1 to Dr. K Anji Reddy, Chairman, Mr. G V Prasad, Executive Vice-Chairman & CEO and Mr. Satish Reddy, Managing Director & COO, respectively."

14. **To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution.**

"*RESOLVED THAT pursuant to Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory* modification or re-enactment thereof for the time being in force); the Articles of Association of the Company and Securities Exchange Board of India (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999 (including any statutory modification or re-enactment thereof) and subject to such other approvals as may be required from such other appropriate authorities, and subject to such terms and conditions and stipulations, if any, while granting such approvals, permissions and sanctions, the Board of Directors of the Company (hereinafter referred to as Board which expression shall include a Committee of Directors duly authorised in this behalf) is hereby authorised and empowered to obtain, the consent of the Company be and is hereby accorded to the Board to issue, offer, in one or more tranches, all or any of the following, in one or more combination thereof: equity shares or equity linked securities or convertible debentures (whether fully convertible or not, whether fully secured or not), non-convertible debentures (whether secured or not), secured premium notes (SPN), floating rate bonds and/or any other securities, all or any of the aforesaid with or without detachable or non-detachable warrants, convertible equity shares (hereinafter referred to as "Securities" for sake of brevity), not exceeding 3% of the Paid up Share Capital of the Company to its employees, whether in India or abroad, whether shareholder of the company or not, and employees of subsidiary companies (hereinafter collectively referred to as "Employees"), at such prices and other terms and conditions as the Board may in its absolute discretion think fit under the Employees Stock Option Scheme."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to take necessary steps for listing of the securities/shares allotted under the Employees Stock Option Scheme on the stock exchanges where the Company's shares are listed as per the terms and conditions of Listing Agreement with the concerned stock exchanges and other applicable guidelines, rules and regulations."

"RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any committee of the Directors of the Company to give effect to the resolution."

"RESOLVED FURTHER THAT for the purpose of giving effect to the above, the Board be and is hereby authorised to do all things necessary and take such actions as may be necessary or expedient to formulate or amend or alter or adopt any modification or redefine the proposal or scheme or plan of Employees Stock Option Scheme based on the guidelines issued by the Securities Exchange Board of India or any statutory authority from time to time."

15. **To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution.**
"RESOLVED THAT Directors of the Company other than the Managing/Whole-time Director(s) of the company be paid a commission equal to 0.5% of the net profit of the Company or such amount as may be decided by the Board of Directors of the Company whichever is less for each of the financial years (as defined in Section 2(17) of the Act) with effect from 2001-2002 financial year or part thereof to be computed in accordance with the provisions of Section 198 of the Companies Act, 1956, and that the said amount be divided equally among the Directors (other than the Managing/Whole-time Director(s))."

16. **To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution.**
"RESOLVED THAT pursuant to the provisions of the Foreign Exchange Management Act, 1999, and Investment Portfolio Scheme framed thereunder and subject to the guidelines/notifications issued or as may be issued from time to time by Reserve Bank of India or by Securities Exchange Board of India or any other authorities and subject to such other approvals from such other appropriate authorities as may be applicable from time to time, the consent of the shareholders be and is hereby accorded for increase in limits of purchase/acquisition of the Equity Shares of the Company including shares acquired/purchased on private placement basis by Foreign Institutional Investors from 30% to 49% of the Issued Share Capital of the Company."

17. **To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution.**
"RESOLVED THAT the consent of the Company be and is hereby accorded to the Board of Directors of the Company for keeping with effect from such date as they may think fit the Register of Members/Debenture holders together with the Index of Members, Index of Debenture holders and copies of all returns prepared under Sections 159 and 160 of the Companies Act, 1956 as also the copies of the Certificates and Documents required to be annexed thereto under Sections 160 and 161 of the Companies Act, 1956 at 7-1-27, Ameerpet, Hyderabad – 500 016 instead of at H.No. 8-2-337, "NAGEENA" Building, Road No. 3, Banjara Hills, Hyderabad – 500 034."

Notes:

1. An Explanatory Statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the Special Business is annexed hereto.
2. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself and the proxy need not be a member of the company. The instrument of proxy in order to be effective, must be deposited with the Company, duly completed and signed not less than 48 hours before the meeting.
3. The Register of Members and the Share Transfer Books of the Company were closed from July 3, 2001 to July 6, 2001 (both days inclusive) in connection with the payment of dividend for the year ended March 31, 2001.
4. If the dividend is approved at the ensuing General Meeting, the same will be payable to those members whose names appear on the Company's Register of Members as on July 6, 2001.
5. The Shareholders are requested to intimate immediately any change in their address registered with the Company to the Company or to their Depository Participants with whom they are maintaining their accounts.
6. For the convenience of Members and for proper conduct of the meeting, entry to the Place of Meeting will be regulated by the Attendance Slip, which is annexed to the Proxy Form. Members are kindly requested to affix their signature at the place provided on the attendance slip and hand it over at the entrance.
7. Shareholders desiring any information as regards the Accounts, are requested to write to the Company at an early date so as to enable the Management to keep the information ready.

by the order of the Board

Place : Hyderabad
Date : July 31, 2001

Santosh Kumar Nair
Company Secretary

Annexure to Notice

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956

Item No. 6

The Company has received a notice from a member under Section 225 of the Companies Act, 1956, proposing the name of M/s. Bharat S Raut & Co, Chartered Accountants, to be appointed as the joint Auditors of the Company along with the existing Auditors M/s. A. Ramachandra Rao & Co, Chartered Accountants, from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting.

The special notice given by the member is circulated in resolution form by the Management of the Company thinking that appointment of joint Auditor could be in line with the modern management technique and for increasing the efficiency of the operations of the Company through stricter surveillance.

M/s. A. Ramachandra Rao & Co, Chartered Accountants, and retiring Auditors of the Company have been dully informed with a copy of the aforesaid notice and the Company has so far not received any representation contrary to the proposed resolution.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to the concerned or interested in the above resolution except as members.

Item Nos. 7 to 10

The Board appointed Dr. Omkar Goswami, Mr. Ravi Bhoothalingam and Mr. P N Devarajan as Additional Directors of the Company at the meeting held on October 30, 2000. The Board also appointed Dr. A Venkateswarlu as Additional Director of the Company at the meeting held on January 30, 2001.

Dr. Omkar Goswami He has been a Senior Consultant and Chief Eonomist at the Confederation of Indian Industry since August 1998. He has also served as Editor of Business India, Associate Professor at the Indian Statistical Institute, Delhi, and as an Honorary Advisor to the Ministry of Finance. Dr. Goswami holds a Bachelor of Economics degree from St. Xavier's College, Calcutta University, a Master of Economics degree from the Delhi School of Economics, Delhi University, and a Doctor of Economics degree from Oxford University.

Dr. Omkar Goswami is a director in the following companies under Section 275 of the Companies Act:

1. Infosys Technologies Limited
2. DSP-Merrill Investment Managers Limited

Ravi Bhoothalingam He was the President of The Oberoi Group and was responsible for the operations of the Group worldwide. He has also served as the Head of Personnel at BAT plc, Managing Director of VST Industries Ltd. and as a Director of ITC Limited. Mr. Bhoothalingam holds a Bachelor of Science in physics from St. Stephens College, Delhi, and a Master of Experimental Psychology degree from Gonville and Caius College, Cambridge University.

Mr. Ravi Bhoothalingam is a director in Nicco Internet Ventures Limited under Section 275 of the Companies Act.

P N Devarajan He has previously served as Director of Cheminor Drugs Limited. He also currently serves as a member at the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, Member of the Assessment Committee Council of Scientific and Industrial Research and Member of the Research Council of National Chemical Laboratory. He has more recently served as a Director of the Bank of Baroda, Member of the Central Board of Directors of the Reserve Bank of India and Group President and Consultant of Reliance Industries Ltd.

Mr. P. N. Devarajan is a director in the following companies under Section 275 of the Companies Act:

1. Kothari Petro Chemicals Limited
2. Sriram Tower Tech Limited
3. Polylene Film Industries Limited
4. Process Control Technologies Limited

Dr. A Venkateswarlu He had previously worked as the President of Dr. Reddy's Research Foundation and was also in charge of corporate research and development of Dr. Reddy's Group. Dr. Venkateswarlu has a Bachelor of Science degree in chemistry from W.G.B. College in India, a Master of Science degree in organic chemistry from Andhra University in India and a Ph.D. in organic chemistry from Wayne State University

and the University of Pennsylvania. He also conducted post-doctoral research in organic synthesis at Harvard University. He now works as an Advisor on Scientific Research to Dr. Reddy's Research Foundation.

As per Section 260 of the Companies Act, 1956, the above appointments will be valid upto the forthcoming Annual General Meeting. In terms of Section 257 of the Companies Act, 1956, notice has been received from a Shareholder proposing them for the Directorship.

Your Directors recommend the resolution for your approval.

None of the Directors other than the above are deemed to the concerned or interested in the above resolution except as members.

Item No. 11

It is proposed to substitute the existing Clause V (a) and Article 3(a) and add new Articles 3(e), (f), (g) in the Memorandum and Articles of Association respectively as set out in the Notice, to enable the Company split equity into shares of smaller face value than fixed by the Memorandum of Association and Articles of Association. The major benefits of such sub division are as under:

- Increase liquidity in the market;
- Facilitate the entry of small investors in the stock; and
- Correlate and bring parity in pricing between the different market.

Thus, it is desirable to get the aforesaid advantages after complying with the requirements as may be required under the Companies Act, 1956.

As per provisions of the Companies Act, 1956, a Company may pass special resolution to alter its Memorandum and Articles of Association.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to the concerned or interested in the above resolution except as members.

Item No. 12

Mr. G V Prasad was the Managing Director of erstwhile M/s. Cheminor Drugs Ltd., which was merged with our Company as approved by the Scheme of Amalgamation by the Hon'ble A.P. High Court, Hyderabad. As a Managing Director of M/s. Cheminor Drugs Ltd., he was eligible for commission in addition to salary and perquisites. Pursuant to the merger, with effect from April 1, 2000, the Board of Directors has, at their Board meeting held on January 30, 2001, appointed and designated Mr. G V Prasad as Executive Vice-Chairman and CEO of the Company. The Board of Directors of the Company recommend the payment of an overall remuneration including salary, perquisites and commission not exceeding 1% of the net profits of the Company for the year ended March 31, 2001. However with effect from April 1, 2001, he would be eligible for the remuneration as set out in the accompanying resolution.

Mr. G V Prasad has a Bachelor of Science degree (chemical engineering) from Illinois Institute of Technology, Chicago, USA and M.S. (industrial administration) from Purdue University, USA. He is also an active member of several associations including the National Committee on Drugs & Pharmaceuticals.

Under his leadership, Cheminor Drugs had become a preferred supplier of organic intermediates and bulk–pharmaceuticals. He was instrumental in making the company a vertically-integrated pharma company. It is felt desirable to appoint him as Whole-time Director designated as Executive Vice-Chairman & CEO of the Company for a period of five years from January 31, 2001 and pay a suitable remuneration as detailed in the resolution.

The Directors request you to approve the appointment of Mr. G V Prasad as Executive Vice-Chairman & CEO.

Mr. G V Prasad is a Director in the following Companies under Section 275 of the Companies Act:

1. Diana Hotels Limited
2. Reddy-Cheminor Inc.
3. Reddy-Cheminor S.A.
4. Reddy Pharmaceuticals Hong Kong Limited
5. Reddy Pharmaceuticals Singapore Pte. Limited
6. DRL Investments Limited
7. Compact Electric Limited
8. Cheminor Investments Limited
9. Dr. Reddy's Export Limited

10. Green Park Hotel & Resorts Limited
11. Vijay Productions Limited
12. Diana Projects & Engineering Limited

Your Directors recommend the resolution for your approval.

None of the directors other than Dr. K Anji Reddy, Mr. Satish Reddy and Mr. G V Prasad are deemed to the concerned or interested in the above resolution except as members.

Item No. 13

Dr. K Anji Reddy is our founder and the Chairman of our Board of Directors. He was appointed Chairman of the Company for a period of five years from June 14, 1996 at the 12th Annual General Meeting held on September 25, 1996. It is felt desirable to re-appoint him as Chairman (Whole-time Director) for a further period of five years from June 14, 2001 and pay suitable remuneration as detailed in the resolution.

Dr. K Anji Reddy also founded and was the Chairman of the board of Cheminor prior to our merger. Dr. K Anji Reddy also founded Dr. Reddy's Group, Dr. Reddy's Research Foundation and Dr. Reddy's Foundation for Human and Social Development. He is the Chairman of the Academy of Human Resources Development and Chairman of the Research and Development Committee of the Federation of Indian Chamber of Commerce and Industry (FICCI). Dr. Reddy is a member of both the Board of Trade and the Task Force on pharmaceuticals and knowledge-based industries, which was instituted by the Prime Minister. He has a Bachelor of Science degree in pharmaceutical science and technology from Bombay University and a Ph.D. from National Chemical Laboratory. Dr. K Anji Reddy has been conferred the Padmashree by the Government of India, for his distinguished service in the field of trade and commerce.

Dr. K Anji Reddy was appointed as Technical and Professional Consultant of Reddy Netherlands B.V, a wholly-owned subsidiary of the Company pursuant to the approval by the shareholders at the 14th Annual General Meeting held on the September 25, 1998 and thereby he is eligible to receive US $100,000 per annum, over and above the remuneration stated in the resolution above, for rendering his services as Technical and Professional Consultant to Reddy Netherlands B.V. having its registered office at Amsterdam, Netherlands.

The Directors request you to approve the appointment of Dr. K Anji Reddy as Chairman and the payment of remuneration to him. Your Directors recommend this resolution for your approval.

Dr. K Anji Reddy is a director in the following Companies under Section 275 of the Companies Act:

1. Diana Hotels Limited
2. Reddy-Cheminor Inc.
3. Reddy-Cheminor S.A.
4. Reddy Pharmaceuticals Hong Kong Limited
5. Reddy Pharmaceuticals Singapore Pte. Limited
6. DRL Investments Limited
7. Compact Electric Limited
8. Reddy Netherlands B.V.
9. Reddy Antilles N.V.
10. ICICI Venture Funds
11. Biotech Consortium India Limited
12. Viral Therapeutic Inc.
13. Cheminor Investments Limited
14. Deccan Hospital Corporation Limited

Your Directors recommend the resolution for your approval.

None of the Directors other than Dr. K Anji Reddy, Mr. Satish Reddy and Mr. G V Prasad are deemed to be interested in this resolution except as members.

Item No. 14

As you all are aware the Mission of the company is: "To Be The First Indian Pharmaceutical Company That Successfully Takes Its Products From Discovery To Commercial Launch Globally."

To achieve this mission the Company has to provide a workplace that will attract, energise, and help retain the finest talent available. In pursuit of this mission it is proposed to set up an Employee Stock Option Scheme (ESOS) by earmarking equity shares not exceeding 3% of the Paid up Equity Share Capital for granting of stock options under the scheme designated as Dr. Reddy's Employees Stock Option Scheme. Your Company has adopted a policy to cover all key employees under the Employees Stock Option Scheme at critical levels including that of Company subsidiaries.

The total number of options to be granted:	Not exceeding 3% of the present Paid-up Equity Share Capital of the Company.
Identification of classes of employees entitled to participate in the Stock:	All employees working in key positions in critical areas of the Company and its subsidiaries.
Requirements of vesting and period of vesting:	The vesting period ranges from 1 year to 5 years.
Exercise price or pricing formula:	In accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999.
Exercise period and process of exercise:	5 years from the date of vesting, process involves intimation of exercise of options to the designated officer of the Company.
The appraisal process for determining the eligibility of employees to the Employees Stock Option Scheme:	The Compensation Committee will decide on the eligibility of the employees based on the formal appraisal systems and on the advice of the Advisory board.
Maximum number of options to be issued per employee and in aggregate:	The number of options issued per employee will be recommended by the Advisory Board of the Company for the approval of the Compensation Committee.

The Company shall confirm to the accounting policies specified in Clause 13.1 of the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999.

The shareholder consent is therefore sought to authorise the Board of Directors to issue equity shares in the manner set out in the resolution.

Your Directors recommend the resolution for your approval.

None of the directors are deemed to the concerned or interested in the above resolution except as members.

Item No. 15

With the constitution of various committees and the increasing demand over the time of the Independent and Professional Directors on various issues relating to the Company, it would be advisable to put in place an appropriate mechanism to compensate, attract and retain professionals on the Board. Thus it is proposed to remunerate the Non-whole time Directors based on the performance of the Company on yearly basis. The remuneration proposed for the Independent Directors is set out in the resolution.

Your Directors recommend the resolution for your approval.

None of the Directors other than Dr. Omkar Goswami, Mr. Ravi Bhoothalingam, Mr. P N Devarajan, Dr. V Mohan, Dr. P Satyanarayana Rao and Dr. A Venkateswarlu, as Independent Directors of the Company are deemed to be interested in this resolution except as members.

Item No. 16

The Foreign Institutional Investors under investment portfolio scheme issued by Securities Exchange Board of India and Reserve Bank of India provide for purchase/acquisition of shares/debentures of the Company by Foreign Institutional Investors.

Members would be aware that at the 10th Annual General Meeting held on August 17, 1994 and thereafter at the 13th Annual General Meeting held on September 25, 1997, the Members authorised the enhancement of the limit from 5% to 24% and from 24% to 30% respectively and now Reserve Bank of India has provided that with the consent of the shareholders of the Company the limit can be enhanced from 30% to 49%. Accordingly with a view to enable Foreign Institutional Investors to purchase/acquire shares and/or fully convertible debentures of the Company, thereby also enabling better liquidity for the company's shares/debentures, consent of the shareholders is being obtained for the same upto a limit of 49% of the Issued Share Capital and Fully Convertible Debentures of the Company.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to the concerned or interested in the above resolution except as members.

Item No. 17

To serve the Shareholders better and also for administrative convenience, it is felt desirable to keep the Register of Members/Debenture holders along with the Index of Members at a spacious place at 7-1-27 Ameerpet, Hyderabad – 500 016. For shifting the above Registers and Indexes from the present place to the Registered Office, the approval of the Shareholders is required under Section 163 of the Companies Act, 1956.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to the concerned or interested in the above resolution except as members.

by order of the Board

Place : Hyderabad
Date : July 31, 2001

Santosh Kumar Nair
Company Secretary



Dr. Reddy's Laboratories Limited
7-1-27 Ameerpet Hyderabad 500 016 India